



**Silicon Storage Technology, Inc.**
1171 Sonora Court
Sunnyvale, California 94086
408-735-9110



# Notice of Annual Meeting of Stockholders and Proxy Statement

# 2002 Annual Report



YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR VOTE ELECTRONICALLY VIA THE INTERNET OR TELEPHONE.

## Fellow Stockholders:



2002 was undoubtedly another difficult year for the semiconductor industry. As was the case in 2001, the industry-wide softness caused SST's product revenues to be lower than the prior year. However, despite the severe competitive environment during this prolonged industry downturn, we believe that we gained market share in 2002 from our competitors. Our unit shipments grew by 29 percent in 2002 over 2001 compared with a worldwide flash unit growth rate of 16 percent for the same period.

In December 2002, we also achieved a major milestone of one billion units in cumulative shipments. We have estimated that the combined unit shipments of our licensees also reached one billion units by the end of 2002. We believe that the low-density flash memory products offered by SST and the embedded SuperFlash technology available through our licensees, are now ubiquitously used in almost every segment of consumer, computing and communication applications. SST is the dominant supplier of low-density flash memory products and the leading supplier of nonvolatile memory technology for embedded applications.

2002 was also another strong year for growth in our licensing program. In the first quarter, we added NEC to our prestigious list of world-class licensees. We are also very pleased to report that 2002 revenue from licensing activities exceeded our goal of $30 million and grew more than 98% percent from 2001 licensing revenue after excluding the $20 million settlement fees we received from one of our licensees in 2001. We expect continued growth in this area in 2003 driven by licensing related revenues from our licensees, including Motorola, NEC, Sanyo, Samsung, TSMC and Winbond.

About a year and a half ago, SST announced plans to provide embedded flash memory design and manufacturing services to Chinese design houses through SST China and through our licensees. Our objective was to jump-start embedded flash applications for the Chinese market. We are very pleased by our progress in this area. During the fourth quarter of 2002, we announced a foundry agreement with Shanghai Hua Hong NEC Electronics Co., Ltd. (HHNEC), one of China's leading semiconductor foundries. This foundry agreement, together with the previous foundry agreement SST signed with GSMC (Grace Semiconductor Manufacturing Corporation), strengthens SST's solid foothold in China and is another important step in our strategy of solidifying our position in important emerging geographic markets.

One of our major goals for 2002 was to bring our 0.25 micron and 0.18 micron self-aligned SuperFlash technology into production. We were successful in shipping 8Mbit and 32Mbit product samples to customers by the end of 2002. More products will be offered using these technologies, which will allow us to cost reduce many of our existing products. They will also allow us to address a wider range of densities and new markets.

During the fourth quarter of 2002, we kicked off the development of a new technology targeting 0.11um with 300mm wafer size. This new technology will be based on our third generation SuperFlash memory cell with multi-level cell design.

Our second generation SuperFlash cell provides a 40 percent reduction in cell size when compared with our first generation SuperFlash cell. By comparison, our third generation SuperFlash cell provides an additional 50 percent reduction in cell size when compared with our second-generation cell at a given technology. Therefore, we expect our third generation SuperFlash cell structure to give us a very competitive cell size and die size allowing us to compete at all densities in the industry. We also anticipate that this technology, once developed, will allow us to move down the geometry curve to 90 nanometer and 65 nanometer without major changes in our process architecture.

In view of the tough economic environment we anticipate for 2003, we will continue to tighten our expense control. However, we will make selective investments in IT tools and global communication infrastructure, which will allow us to improve our operating efficiency and reduce our headcount requirements. We will also continue our strategic focus on the development of next generation SuperFlash technologies that will allow us to improve our product cost structure and expand into the medium and high density memory products.

We believe that our technology advancement, product cost reduction and diversification strategy, successful licensing model and growing presence in important emerging geographic markets such as China will position us for significant growth when the economy recovers.

In closing, on behalf of our talented team at SST, I would like to express our shared appreciation for the continued support of our customers and our shareholders.

Sincerely,

Bing Yeh
President and CEO

## SILICON STORAGE TECHNOLOGY, INC.

1171 Sonora Court
Sunnyvale, California 94086

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
## TO BE HELD ON JUNE 20, 2003

TO THE SHAREHOLDERS OF SILICON STORAGE TECHNOLOGY, INC.:

Notice Is Hereby Given that the 2003 Annual Meeting of Shareholders of Silicon Storage Technology, Inc., a California corporation, will be held on Friday, June 20, 2003 at 2:00 p.m., local time, at our offices located at 1156 Sonora Court, Sunnyvale, California 94086 for the following purposes:

1. To elect directors to serve for the ensuing year and until their successors are elected.

2. To approve our 1995 Equity Incentive Plan, as amended, to increase the aggregate number of shares of Common Stock authorized for issuance under such plan by 1,500,000 to 31,750,000 shares.

3. To approve our 1995 Non-Employee Directors' Plan, as amended, to increase the aggregate number of shares of Common Stock authorized for issuance under such plan by 150,000 to 950,000 shares.

4. To approve our 1995 Employee Stock Purchase Plan, as amended, to increase the aggregate number of shares of Common Stock authorized for issuance under such plan by 2,400,000 to 6,000,000 shares.

5. To ratify the selection of PricewaterhouseCoopers LLP as our independent accountants for the fiscal year ending December 31, 2003.

6. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 24, 2003, as the record date for the determination of shareholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors



JEFFREY L. GARON
*Secretary*

Sunnyvale, California
April 30, 2003

**ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. SHARES MAY ALSO BE VOTED ON ELECTRONICALLY VIA THE INTERNET. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.**

SILICON STORAGE TECHNOLOGY, INC.
1171 Sonora Court
Sunnyvale, California 94086

PROXY STATEMENT
FOR 2003 ANNUAL MEETING OF SHAREHOLDERS

June 20, 2003

## INFORMATION CONCERNING SOLICITATION AND VOTING

### GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors of Silicon Storage Technology, Inc., a California corporation, for use at the Annual Meeting of Shareholders to be held on Friday, June 20, 2003 at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at our offices located at 1156 Sonora Court, Sunnyvale, California 94086. We intend to mail this proxy statement, accompanying proxy card, and our 2002 Annual Report on or about May 15, 2003, to all shareholders entitled to vote at the Annual Meeting. If your shares are held in a bank or brokerage account, you may be eligible to vote your proxy electronically. Please refer to the enclosed voting form for instructions.

### SOLICITATION

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to shareholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram, or personal solicitation by directors, officers, or other regular employees. No additional compensation will be paid to our directors, officers, or other regular employees for such services.

### VOTING RIGHTS AND OUTSTANDING SHARES

Only holders of record of our Common Stock at the close of business on April 24, 2003 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on April 24, 2003 we had outstanding and entitled to vote 94,349,473 shares of Common Stock.

Each holder of record of our Common Stock on such date will be entitled to one vote for each share held on all matters to be voted upon. With respect to the election of directors, shareholders may exercise cumulative voting rights. Under cumulative voting, each holder of Common Stock will be entitled to five votes for each share held. Each shareholder may give one candidate, who has been nominated prior to voting, all the votes such shareholder is entitled to cast or may distribute such votes among as many such candidates as such shareholder chooses. However, no shareholder will be entitled to cumulate votes unless the candidate's name has been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting, prior to the voting, of his or her intention to cumulate votes. Unless the proxyholders are otherwise instructed, shareholders, by means of the accompanying proxy, will grant the proxyholders discretionary authority to cumulate votes.

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by votes at the meeting or by proxy. All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions, and broker non-votes. Abstentions and broker non-votes are counted towards a quorum but are not counted for any purposes in determining whether a matter is approved.

### VOTING VIA THE INTERNET OR BY TELEPHONE

Shareholders may grant a proxy to vote their shares by means of the telephone or on the Internet. The telephone and Internet voting procedures below are designed to authenticate shareholders' identities, to allow shareholders to grant a proxy to vote their shares and to confirm that shareholders' instructions have been recorded properly. Shareholders granting a proxy to vote via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder.

#### *For Shares Registered in Your Name*

Shareholders of record may go to http://www.voteproxy.com to vote their shares by means of the Internet. They will be required to provide the company number and control number contained on their proxy cards. The voter will then be asked to complete an electronic proxy card. The votes represented by such proxy will be generated on the computer screen and the voter will be prompted to submit or revise them as desired.

#### *For Shares Registered in the Name of a Broker or Bank*

Most beneficial owners whose stock is held in street name receive instruction for granting proxies from their banks, brokers or other agents, rather than our proxy card. A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers the means to grant proxies to vote shares by means of the telephone and Internet. If your shares are held in an account with a broker or bank participating in the ADP Investor Communications Services program, you may grant a proxy to vote those shares telephonically by calling the telephone number shown on the instruction form received from your broker or bank, or via the Internet at ADP Investor Communication Services' web site at http://www.proxyvote.com.

#### *General Information for All Shares Voted via the Internet or by Telephone*

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time on June 19, 2003. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

### REVOCABILITY OF PROXIES

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with our Secretary at our principal executive offices, 1171 Sonora Court, Sunnyvale, California 94086, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

### SHAREHOLDER PROPOSALS

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, proposals of shareholders that are intended to be presented at our 2004 Annual Meeting of Shareholders must be received by us not later than Friday, January 16, 2004 in order to be included in the Proxy Statement and proxy relating to the 2004 Annual Meeting. Pursuant to our bylaws, shareholders who wish to bring matters or proposed nominees for director at our 2004 Annual Meeting of Shareholders must provide specified information to us between January 21, 2004 and February 20, 2004. Shareholders are also advised to review our bylaws, which contain additional requirements with respect to advance notice shareholder proposals and director nominations.

ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS

Registered and beneficial shareholders now have the option to receive shareholder material electronically. By signing up for electronic delivery of shareholder material such as the Annual Report and Proxy Statement, shareholders will receive e-mail notification as soon as the shareholder material becomes available online without having to wait for the material to arrive in the mail. To sign up for electronic delivery of our future Annual Report and Proxy Statement, please visit our web site at http://www.sst.com/investors/edelivery.xhtml. Shareholder enrollment will be effective until cancelled. Shareholders may call SST Investor Relations at (408) 735-9110 for questions about electronic delivery.

HOUSEHOLDING OF PROXY MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as householding, potentially means extra convenience for shareholders and cost savings for companies.

This year, a number of brokers with account holders who are our shareholders will be householding our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your broker, or direct your written request to SST Investor Relations, via facsimile at (408) 735-9036. Shareholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their broker.

## PROPOSAL 1

## ELECTION OF DIRECTORS

There are five nominees for the five Board positions presently authorized in our bylaws. Each director to be elected will hold office until the next annual meeting of shareholders and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal. Each nominee listed below is currently one of our directors, all five having been elected by the shareholders.

Shares represented by the executed proxies will be voted, if authority to do so is not withheld, for the election of the five nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and we have no reason to believe that any nominee will be unable to serve.

The candidates receiving the highest number of affirmative votes of the shares entitled to be voted will be elected to our Board of Directors. The names of the nominees and certain information about them are set forth below:

| Name | Age | Position |
|---|---|---|
| Bing Yeh (1)(4)..................... | 52 | President, Chief Executive Officer and Director |
| Yaw Wen Hu......................... | 53 | Senior Vice President, Operations and Process Development and Director |
| Tsuyoshi Taira (1)(2)(3)........... | 64 | Director |
| Yasushi Chikagami (1)(2)(3)....... | 64 | Director |
| Ronald Chwang (1)(2)(3).......... | 54 | Director |

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Stock Option Committee
(4) Sole Member of Non-Officer Stock Option Committee

***Bing Yeh***, one of our co-founders, has served as our President and Chief Executive Officer and has been a member of our board of directors since our inception in 1989. Prior to that, Mr. Yeh served as a senior research and development manager of Xicor, Inc., a nonvolatile memory semiconductor company. From 1981 to 1984, Mr. Yeh held program manager and other positions at Honeywell Inc. From 1979 to 1981, Mr. Yeh was a senior development engineer of EEPROM technology of Intel Corporation. He was a Ph.D. candidate in Applied Physics and earned an Engineer degree at Stanford University. Mr. Yeh holds a M.S. and a B.S. in Physics from National Taiwan University.

***Yaw Wen Hu, Ph.D.***, joined us in July 1993 as Vice President, Technology Development. In 1997, he was given the additional responsibility of wafer manufacturing and, in August 1999, he became Vice President, Operations and Process Development. In January 2000, he was promoted to Senior Vice President, Operations and Process Development. Dr. Hu has been a member of our board of directors since September 1995. From 1990 to 1993, Dr. Hu served as deputy general manager of technology development of Vitelic Taiwan Corporation. From 1988 to 1990, he served as FAB engineering manager of Integrated Device Technology, Inc. From 1985 to 1988, he was the director of technology development at Vitelic Corporation. From 1978 to 1985, he worked as a senior development engineer in Intel Corporation's Technology Development Group. Dr. Hu holds a B.S. in Physics from National Taiwan University and a M.S. in Computer Engineering and a Ph.D. in Applied Physics from Stanford University.

***Tsuyoshi Taira*** has been a member of our board of directors since July 1993. Mr. Taira served as president of Sanyo Semiconductor Corporation from 1986 to 1993. Mr. Taira was chairman of the Sanyo Semiconductor Corporation from 1993 to 1996. Mr. Taira left the Sanyo Semiconductor Corporation in August 1996. Mr. Taira currently owns and runs a marketing and management consulting company, Tazan International, Inc. Mr. Taira holds a B.S. from Tokyo Metropolitan University.

*Yasushi Chikagami* has been a member of our board of directors since September 1995. Mr. Chikagami has been chairman of Arise, Inc. since 2000. Mr. Chikagami has also served as director of World Peace Group International Ltd. since 2002 and Trident Microsystems, Inc. since 1993. Mr. Chikagami holds a B.S. in Agricultural Engineering from Taiwan University and a M.S. in engineering from University of Tokyo.

*Ronald Chwang, Ph.D.*, has been a member of our board of directors since June 1997. Dr. Chwang has been the Chairman and President of Acer Technology Ventures, America, a venture capital management company, since 1997. Dr. Chwang currently serves actively on the board of directors of several private companies. He also serves on the board of ALi Corporation (previously called Acer Laboratories Inc.), Ambit Microsystems Corp. in Taiwan and ATI Technologies Inc. in Canada since February 2003. From 1986 to 1997, Dr. Chwang was with various Acer entities, serving in executive positions leading business units engaged in ASIC products, computer peripherals, and Acer-Altos server system, including from 1992 to 1997 as president and chief executive officer of Acer America Corporation. Before joining the Acer entities, Dr. Chwang worked for several years in development and management positions at Intel in Oregon and Bell Northern Research in Ottawa, Canada. Dr. Chwang holds a B.S. in Electrical Engineering from McGill University and a Ph.D. in Electrical Engineering from the University of Southern California.

**THE BOARD OF DIRECTORS RECOMMENDS**
**A VOTE IN FAVOR OF EACH NAMED NOMINEE.**

## BOARD COMMITTEES AND MEETINGS

During the year ended December 31, 2002, the Board of Directors held five meetings. Messrs. Taira and Chwang attended four of the meetings of the board of directors; and Messrs. Chikagami, Hu and Yeh attended all five meetings. Attendance was either in person or by telephonic conference. In addition, the Board of Directors acted by unanimous written consent one time during fiscal 2002. The Board has a Compensation Committee, Audit Committee, Stock Option Committee and a Non-Officer Stock Option Committee.

The Compensation Committee makes recommendations concerning the salaries and benefits of all our officers and reviews general policy relating to compensation and benefits of our employees, except for the issuance of stock options and other awards under our equity incentive plans. The Compensation Committee is composed of three non-employee directors: Messrs. Taira, Chikagami and Chwang, and one employee director, Mr. Yeh. The Compensation Committee met four times during fiscal 2002. Of these four meetings, Mr. Taira attended three meetings and Messrs. Chikagami, Chwang and Yeh attended all four meetings.

The Audit Committee reviews our internal accounting procedures, reviews the services provided, and meets and consults with our independent auditors. The Audit Committee is composed of three non-employee directors: Messrs. Taira, Chikagami and Chwang. The Audit Committee met four times during fiscal 2002. Of these four meetings, Messrs. Taira and Chikagami attended three meetings; and Mr. Chwang attended all four meetings. All members of our Audit Committee are independent as independence is defined in Rule 4200(a)(14) of the NASD listing standards.

The Stock Option Committee administers the issuance of stock options and other awards under our 1995 Equity Incentive Plan. The Stock Option Committee is composed of three non-employee directors: Messrs. Taira, Chikagami and Chwang. The Stock Option Committee met four times during fiscal 2002. Mr. Taira attended three meetings and Messrs. Chikagami and Chwang attended all four meetings.

The Non-Officer Stock Option Committee administers the issuance of stock options consisting of not more than 36,000 shares per stock option grant under our 1995 Equity Incentive Plan to non-officer employees. The Non-Officer Stock Option Committee is composed of one employee director: Mr. Yeh, our President and Chief Executive Officer. The Non-Officer Stock Option Committee acted by unanimous written consent fifteen times during fiscal 2002.

## PROPOSAL 2

## APPROVAL OF 1995 EQUITY INCENTIVE PLAN, AS AMENDED

In October 1995, the Board of Directors adopted, and the shareholders subsequently approved, our 1995 Equity Incentive Plan, or the Incentive Plan, as an amendment and restatement of our 1990 Stock Option Plan. As a result of a series of amendments, as of March 31, 2003, 30,250,000 shares were reserved for issuance under the Incentive Plan. In April 2003, our Board amended the Incentive Plan, subject to shareholder approval, to increase the aggregate number of shares of Common Stock authorized for issuance under the Incentive Plan by 1,500,000 shares to 31,750,000 shares.

As of March 31, 2003, options to purchase a total of 9,989,000 shares, net of cancelled or expired options, were outstanding under the Incentive Plan. In addition, options to purchase 4,874,000 shares, plus any shares that might in the future be returned to the plan as a result of cancellations or expiration of options, remained available for future grant under the Incentive Plan. During fiscal 2002, under the Incentive Plan, we granted to all current officers as a group, options to purchase 84,000 shares at exercise prices of $3.65 to $8.44 per share, and granted to all employees, excluding officers, as a group, options to purchase 1,239,000 shares at exercise prices of $3.65 to $10.80 per share. See "Compensation - Stock Option Grants and Exercises" for further information on option grants to officers.

Shareholders are requested in this Proposal 2 to approve the Incentive Plan, as amended. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the meeting, which shares voting affirmatively also constitute at least a majority of the required quorum, will be required to approve the Incentive Plan, as amended. For purposes of this vote, abstentions and broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

The essential features of the Incentive Plan are outlined below:

### GENERAL

The Incentive Plan provides for the grant or issuance of incentive stock options to employees and nonstatutory stock options, restricted stock purchase awards, stock bonuses and stock appreciation rights to consultants, employees, officers and employee directors. To date only incentive stock options and nonstatutory stock options have been awarded under the Incentive Plan. Incentive stock options granted under the Incentive Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. Nonstatutory stock options granted under the Incentive Plan are intended not to qualify as incentive stock options under the Code. See "Federal Income Tax Information" for a discussion of the tax treatment of the various awards included in the Incentive Plan.

### PURPOSE

The Incentive Plan was adopted to provide a means by which employees of, and consultants to, us and our affiliates could be given an opportunity to receive our stock, to assist in retaining the services of employees holding key positions, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for our success. All of our employees as of March 31, 2003 and our consultants are eligible to participate in the Incentive Plan.

### ADMINISTRATION

The Incentive Plan is administered by our Board of Directors. The Board has the power to construe and interpret the Incentive Plan, subject to the provisions of the Incentive Plan:

- to determine the persons to whom and the dates on which awards will be granted;
- what type of award will be granted, the number of shares to be subject to each award;
- the time or times during the term of each award within which all or a portion of such award may be exercised;
- the exercise price;
- the type of consideration; and
- other terms of the award.

The Board of Directors is authorized to delegate administration of the Incentive Plan to a committee composed of not fewer than two members of the Board. In the discretion of the Board, a committee may consist solely of two or more non-employee directors in accordance with Rule 16b-3 of the Securities Exchange Act of 1934, as amended. The Board has delegated the granting of stock options to our officers to the Stock Option Committee of the Board. As used herein with respect to the Incentive Plan, the "Board" refers to the Stock Option Committee as well as to the Board of Directors itself. The Stock Option Committee has delegated to the Non-Officer Stock Option Committee to administer the issuance of options to non-officer employees where the number of options does not exceed 36,000 shares per occurrence.

### ELIGIBILITY

Incentive stock options may be granted under the Incentive Plan only to our employees, including our officers and employees of our affiliates. Consultants and employees, including our officers, are eligible to receive awards other than incentive stock options under the Incentive Plan. Directors who are not salaried employees of, or consultants to, us or to any affiliate are not eligible to participate in the Incentive Plan.

No option may be granted under the Incentive Plan to any person who, at the time of the grant, owns, or is deemed to own stock possessing more than 10% of the total combined voting power of our stock or the stock of any of our affiliates, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. For incentive stock options granted under the Incentive Plan, the aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which such options are exercisable for the first time by an optionee during any calendar year, under all of our and our affiliates' such plans may not exceed $100,000.

SHARES SUBJECT TO THE INCENTIVE PLAN

Subject to shareholder approval of this Proposal 2, an aggregate of 31,750,000 shares of our Common Stock is reserved for issuance under the Incentive Plan. If awards granted under the Incentive Plan expire or otherwise terminate without being exercised, the Common Stock not purchased pursuant to such awards again becomes available for issuance under the Incentive Plan.

TERMS OF OPTIONS

The following is a description of the permissible terms of options under the Incentive Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

*Exercise Price; Payment.* The exercise price of incentive stock options under the Incentive Plan may not be less than the fair market value of the Common Stock subject to the option on the date of the option grant, and in some cases, may not be less than 110% of such fair market value. The exercise price of nonstatutory options may be less than 100% of the fair market value of the stock on the date of grant and shall be determined by the Board. For additional information see the section above entitled "Eligibility."

In the event of a decline in the value of our Common Stock, the Board has the authority to offer employees the opportunity to replace outstanding higher priced options, whether incentive or nonstatutory, with new lower priced options. We last provided that opportunity to employees in April 1997. To the extent required by Section 162(m), an option re-priced under the Incentive Plan is deemed to be cancelled and a new option granted. The Board also has the authority to include as part of an option agreement a provision entitling the optionee to a further option in the event that the optionee exercises his or her option by surrendering other shares of Common Stock as payment of the exercise price.

The exercise price of options granted under the Incentive Plan must be paid either:

- in cash at the time the option is exercised;
- at the discretion of the Board, by delivery of other shares of our Common Stock, or pursuant to a deferred payment arrangement; or
- in any other form of legal consideration acceptable to the Board.

*Option Exercise.* Options granted under the Incentive Plan may become exercisable in cumulative increments, or vest, as determined by the Board. Shares covered by currently outstanding options under the Incentive Plan typically vest at the rate of 25% on the first anniversary of the grant and 1/48th per month (25% per year) thereafter during the optionee's employment or service as a consultant (hire-on grants and promotion grants) or monthly over a twelve month period (performance grants and stock replenishment grants). Shares covered by options granted in the future under the Incentive Plan may be subject to different vesting terms. The Board has the power to accelerate the time during which an option may be exercised, and certain other events such as a change in our ownership may accelerate the vesting of options. In addition, options granted under the Incentive Plan may permit exercise prior to vesting, but in such event the optionee may be required to enter into an early exercise stock purchase agreement that allows us to repurchase shares not yet vested at their exercise price should the optionee leave our employ before vesting. To the extent provided by the terms of an option, an optionee may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing us to withhold a portion of the stock otherwise issuable to the optionee, by delivering already-owned shares of our stock or by a combination of these means.

*Term.* The maximum term of options under the Incentive Plan is ten years, except that in certain cases the maximum term is five years. Options under the Incentive Plan terminate three months after the optionee ceases to be an employee, director or consultant of ours or any of our affiliates, unless:

- the termination of employment as an employee, director or consultant is due to such person's permanent and total disability, as defined in the Code, in which case the option may, but need not, provide that it may be exercised at any time within one year of such termination;
- the optionee dies while an employee, director or consultant of ours or any of our affiliates, or within three months after termination of such employment as an employee, director, or consultant, in which case the option may, but need not, provide that it may be exercised, to the extent the option was exercisable at the time of the optionee's death, within eighteen months of the optionee's death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or
- the option by its terms specifically provides otherwise.

Individual options by their terms may provide for exercise within a longer period of time following termination of employment or the consulting or director relationship. The option term also may be extended in the event that exercise of the option within these periods is prohibited for specified reasons.

### TERMS OF STOCK BONUSES AND PURCHASES OF RESTRICTED STOCK

*Purchase Price; Payment.* The purchase price under each stock purchase agreement will be determined by the Board, but the purchase price may not be less than 85% of the fair market value of our Common Stock on the date of purchase. The purchase price of stock pursuant to a stock purchase agreement must be paid either:

- in cash at the time of purchase;
- at the discretion of the Board, according to a deferred payment or other arrangement with the person to whom the Common Stock is sold; or
- in any other form of legal consideration that may be acceptable to the Board in its discretion.

Eligible participants may be awarded stock pursuant to a stock bonus agreement in consideration of past services actually rendered to us or for our benefit.

*Repurchase.* Shares of Common Stock sold or awarded under the Incentive Plan may, but need not, be subject to a repurchase option in favor of us in accordance with a vesting schedule determined by the Board. In the event a person ceases to be an employee of or ceases to serve as a director of or consultant to us or one of our affiliates, we may repurchase or otherwise reacquire any or all of the shares of Common Stock held by that person that have not vested as of the date of termination under the terms of the stock bonus or restricted stock purchase agreement between us and such person.

### STOCK APPRECIATION RIGHTS

The Board may grant stock appreciation rights to our and our affiliates' employees, directors or consultants. The Incentive Plan authorizes three types of stock appreciation rights.

*Tandem Stock Appreciation Rights.* Tandem stock appreciation rights are tied to an underlying option and require the holder to elect whether to exercise the underlying option or to surrender the option for an appreciation distribution equal to the market price of the vested shares purchasable under the surrendered option less the aggregate exercise price payable for such shares. Appreciation distributions payable upon exercise of tandem stock appreciation rights must be made in cash. Tandem stock appreciation rights tied to incentive stock options may be granted to employees only.

*Concurrent Stock Appreciation Rights.* Concurrent stock appreciation rights are tied to an underlying option and are exercised automatically at the same time the underlying option is exercised. The holder receives an appreciation distribution equal to the market price of the vested shares purchased under the option less the aggregate exercise price payable for such shares. Appreciation distributions payable upon exercise of concurrent stock appreciation rights must be made in cash. Concurrent stock appreciation rights tied to incentive stock options may be granted to employees only.

*Independent Stock Appreciation Rights.* Independent stock appreciation rights are granted independently of any option and entitle the holder to receive upon exercise an appreciation distribution equal to the market price of a number of shares equal to the number of share equivalents to which the holder is vested under the independent stock appreciation right less the fair market value of such number of shares of stock on the date of grant of the independent stock appreciation rights. Appreciation distributions payable upon exercise of independent stock appreciation rights may, at the Board's discretion, be made in cash, in shares of Common Stock or a combination thereof.

*Repricing.* In the event of a decline in the value of our Common Stock, the Board has the authority to offer participants the opportunity to replace outstanding higher priced stock appreciation rights with new lower priced stock appreciation rights. To the extent required by Section 162(m) of the Code, a repriced stock appreciation rights is deemed to be canceled and a new stock appreciation rights granted. Both the stock appreciation rights deemed to be canceled and the new stock appreciation rights deemed to be granted will be counted against the Section 162(m) limitation.

ADJUSTMENT PROVISIONS

If there is any change in the stock subject to the Incentive Plan or subject to any award granted under the Incentive Plan, through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise, the Incentive Plan and awards outstanding thereunder will be appropriately adjusted as to the class and the maximum number of shares subject to such plan and the class, number of shares and price per share of stock subject to such outstanding awards.

EFFECT OF CERTAIN CORPORATE EVENTS

The Incentive Plan provides that, in the event of our dissolution or liquidation, a specified type of merger or other corporate reorganization, to the extent permitted by law, any surviving corporation will be required to either assume awards outstanding under the Incentive Plan or substitute similar awards for those outstanding under the Incentive plan, or such outstanding awards will continue in full force and effect. In the event that any surviving corporation declines to assume or continue awards outstanding under the Incentive Plan, or to substitute similar awards, then, with respect to awards held by persons then performing services as employees, directors, or consultants, the time during which such awards may be exercised will be accelerated and the awards terminated if not exercised during such time. The acceleration of an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of us.

DURATION, AMENDMENT AND TERMINATION

The Board may suspend or terminate the Incentive Plan without shareholder approval or ratification at any time or from time to time. Unless sooner terminated, the Incentive Plan will terminate on April 12, 2009.

The Board also may amend the Incentive Plan at any time or from time to time. However, no amendment will be effective unless approved by our shareholders within twelve months before or after its adoption by the Board if the amendment would:

- modify the requirements as to eligibility for participation, to the extent such modification requires shareholder approval in order for the Incentive Plan to satisfy Section 422 of the Code, if applicable, or Rule 16b-3 or the Securities Exchange Act of 1934;
- increase the number of shares reserved for issuance upon exercise of options; or
- change any other provision of the Incentive Plan in any other way if such modification requires shareholder approval in order to satisfy the requirements of Section 422 of the Code or any Nasdaq National Market listing requirements.

The Board may submit any other amendment to the Incentive Plan for shareholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

### RESTRICTIONS ON TRANSFER

Under the Incentive Plan, an incentive stock option may not be transferred by the optionee other than by will or by the laws of descent and distribution and, during the lifetime of an optionee, an option may be exercised only by the optionee. A nonstatutory stock option or an independent stock appreciation right may not be transferred except by will or by the laws of descent and distribution or pursuant to a "qualified domestic relations order." In any case, an optionee may designate in writing a third party who may exercise the option in the event of the optionee's death. No rights under a stock bonus or restricted stock purchase agreement are transferable except where required by law or expressly authorized by the terms of the applicable stock bonus or restricted stock purchase agreement. A tandem stock appreciation right or concurrent stock appreciation right may be transferred only by the methods applicable to the underlying option. In addition, any shares subject to repurchase by us under an early exercise stock purchase agreement may be subject to restrictions on transfer which the Board deems appropriate.

### FEDERAL INCOME TAX INFORMATION

*Incentive Stock Options.* Incentive stock options under the Incentive Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code.

There generally are no federal income tax consequences to the optionee or to us by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may subject the optionee to an alternative minimum tax liability.

If an optionee holds stock acquired through exercise of an incentive stock option for at least two years from the date on which the option is granted and at least one year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such stock will be a long-term capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods, a "disqualifying disposition," at the time of disposition, the optionee will realize taxable ordinary income equal to the lesser of (1) the excess of the stock's fair market value on the date of exercise over the exercise price, or (2) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain, or any loss, upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on the length of time the stock was held. Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Securities Exchange Act of 1934.

To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, we generally will be entitled, subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

*Nonstatutory Stock Options.* Nonstatutory stock options granted under the Incentive Plan generally have the following federal income tax consequences.

There are no tax consequences to the optionee or to us by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionee normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. Generally, with respect to employees, we are required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a reporting obligation, we generally will be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long-term or short-term depending on the length of time the stock was held. Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Securities Exchange Act of 1934.

*Restricted Stock and Stock Bonuses.* Restricted stock and stock bonuses granted under the Incentive Plan generally have the following federal income tax consequences.

Upon acquisition of stock under a restricted stock or stock bonus award, the recipient normally will recognize taxable ordinary income equal to the excess of the stock's fair market value over the purchase price, if any. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the recipient elects to be taxed on receipt of the stock. Generally, with respect to employees, we are required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we generally will be entitled to a business expense deduction equal to the taxable ordinary income realized by the recipient. Upon disposition of the stock, the recipient will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock, if any, plus any amount recognized as ordinary income upon acquisition, or vesting, of the stock. Such gain or loss will be long-term or short-term depending on the length of time that the stock was held from the date ordinary income is measured. Slightly different rules may apply to persons who are subject to Section 16(b) of the Securities Exchange Act of 1934.

*Stock Appreciation Rights.* No taxable income is realized upon the receipt of a stock appreciation right, but upon exercise of the stock appreciation right the fair market value of the shares, or cash in lieu of shares, received must be treated as compensation taxable as ordinary income to the recipient in the year of such exercise. Generally, with respect to employees, we are required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a reporting obligation, we will be entitled to a business expense deduction equal to the taxable ordinary income recognized by the recipient.

*Potential Limitation on Company Deductions.* Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to a covered employee in a taxable year to the extent that non-performance-based compensation paid to such a covered employee exceeds $1 million. It is possible that compensation attributable to awards under the Incentive Plan, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year in which case we would not be entitled to a deduction for the excess amount.

## PROPOSAL 3

## APPROVAL OF 1995 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN, AS AMENDED

In October 1995, the Board of Directors adopted, and the shareholders subsequently approved, our 1995 Non-Employee Directors' Stock Option Plan, or the Directors' Plan. The Directors' Plan provides a means by which each director who is not otherwise an SST employee will be given an opportunity to purchase our stock. As a result of a series of amendments, as of March 31, 2003, 800,000 shares of Common Stock were reserved for issuance under the Directors' Plan. In April 2003, our Board amended the Directors' Plan, subject to shareholder approval, to increase the aggregate number of shares of Common Stock authorized for issuance under the Directors' Plan by 150,000 shares to 950,000 shares.

As of March 31, 2003, options to purchase a total of 226,000 shares, net of cancelled or expired options, were outstanding and exercisable under the Directors' Plan at a weighted average price of $11.53 per share, and options to purchase 335,000 shares had been exercised under the Directors' Plan at a weighted average exercise price of $2.32 per share. During 2002, we granted options covering 18,000 shares to each of Messrs. Taira, Chikagami and Chwang at an exercise price of $8.16 per share. As of March 31, 2003, options to purchase 239,000 shares, plus any shares that might in the future be returned to the plan as a result of cancellations or expiration of the options, remained available for future grants under the Directors' Plan.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the meeting, which shares voting affirmatively also constitute at least a majority of the required quorum, will be required to approve the Directors' Plan, as amended. For purposes of this vote, abstentions and broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.**

The essential features of the Directors' Plan are outlined below:

### GENERAL

The Directors' Plan provides for the automatic grant of nonstatutory stock options. Options granted under the Directors' Plan are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. See the section below entitled "Federal Income Tax Information" for a discussion of the tax treatment of nonstatutory stock options.

### PURPOSE

The purpose of the Directors' Plan is to provide a means by which each director who is not otherwise an SST employee or an employee of our affiliates will be given an opportunity to purchase our stock. We believe the Directors' Plan is necessary in order to secure and retain the services of non-employee directors, and to provide incentives for such persons to exert maximum efforts for our success.

### ADMINISTRATION

The Board administers the Directors' Plan. The Board has the power to construe and interpret the Directors' Plan but not to determine the persons to whom or the dates on which options will be granted, the number of shares to be subject to each option, the time or times during the term of each option within which all or a portion of such option may be exercised, the exercise price, the type of consideration or the other terms of the option. The Board has the power, which it has not yet exercised, to delegate administration of the Directors' Plan to a committee composed of not fewer than two members of the Board. As used herein with respect to the Directors' Plan, the "Board" refers to any committee the Board appoints as well as to the Board itself.

### SHARES SUBJECT TO THE DIRECTORS' PLAN

Subject to shareholder approval of this Proposal 3, the shares reserved for issuance under the Directors' Plan shall not exceed an aggregate of 950,000 shares of our Common Stock. If any option granted under the Directors' Plan shall for any reason expire or otherwise terminate without having been exercised in full, the stock not purchased under such option shall again become available for the Directors' Plan.

### ELIGIBILITY

The Directors' Plan provides that options may be granted only to non-employee directors. A "non-employee director" is defined in the Directors' Plan as a director who is not an employee of or consultant to SST or any of our affiliates.

### NON-DISCRETIONARY GRANTS

Each person who is elected for the first time to be a non-employee director automatically shall be granted, upon the date of initial election to be a non-employee director by the Board or shareholders, an option to purchase 45,000 shares of our Common Stock. On the date of each annual meeting, each person who is then a non-employee director and continuously has been a non-employee director since our annual meeting in the immediately preceding year automatically shall be granted an option to purchase 18,000 shares of our Common Stock. Non-employee directors who join the Board mid-year will be given an option to purchase a pro-rata amount of shares of Common Stock based on the number of days the person has continuously served with 18,000 shares representing the full year.

### OPTION PROVISIONS

Each option expires 10 years from the date of grant unless terminated earlier due to the death or termination of service. Upon the death of the optionee, the option expires after 18 months. Upon the termination of service of the optionee for any reason other than death, or for no reason, the option expires after 12 months. The exercise price of each option shall be 100% of the fair market value of the stock subject to such option on the date such option is granted. Payment of the exercise price of each option is due in full in cash upon any exercise when the number of shares being purchased upon such exercise is less than 1,000 shares; when the number of shares being purchased upon an exercise is 1,000 or more shares, the optionee may elect to make payment of the exercise price either by payment of the exercise price per share in cash at the time of exercise; or by delivery of shares of Common Stock already owned by the optionee, or by a combination of the two methods. Options granted prior to April 1999 vest ratably over four years from the date of grant. Options granted after April 1999 are fully vested and exercisable upon the date of grant.

EFFECT OF CERTAIN CORPORATE EVENTS; ADJUSTMENTS UPON CHANGES IN STOCK

The Directors' Plan provides for appropriate adjustments of the number of shares subject to outstanding options and the exercise price in the event the Company's shares are changed by reason of a subdivision or consolidation of shares, stock split or other similar corporate transaction. In the event of our dissolution, liquidation or sale of substantially all of our assets, or a merger or consolidation in which we are not the surviving corporation or other change in control transaction as identified in the Directors' Plan, all options issued prior to January 1, 1999 shall be accelerated to permit the optionee to exercise all such options in full prior to such event, and the options shall terminate if not exercised prior to such event.

AMENDMENT OF THE PLAN

The Board at any time may amend the Directors' Plan, provided, however, that the Board shall not amend the plan more than once every 6 months, with respect to the provisions of the Directors' Plan which relate to the amount, price and timing of grants, unless as needed to comply with the Code. Except as provided for adjustments upon changes in stock, described above, no amendment shall be effective unless approved by our shareholders within 12 months before or after the adoption of the amendment, where the amendment will increase the number of shares, modify the requirements as to eligibility for participation, or if shareholder approval is required for Directors' Plan modifications under the Code or federal securities laws.

TERMINATION OR SUSPENSION OF THE PLAN

The Board in its discretion, may suspend or terminate the Directors' Plan at any time. No options may be granted under the Directors' Plan while it is suspended or after it is terminated. Rights and obligations under any option granted while the Directors' Plan is in effect shall not be impaired by suspension or termination of the Directors' Plan, except with the consent of the person to whom the option was granted.

FEDERAL INCOME TAX INFORMATION

Nonstatutory stock options granted under the Directors' Plan generally have the following federal income tax consequences.

There are no tax consequences to the optionholder or to us by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionholder normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed on receipt of the stock. If the optionholder becomes an employee, we are required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness and the satisfaction of a tax reporting obligation, we will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionholder.

Upon disposition of the stock, the optionholder will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option, or vesting of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to optionholders who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Securities Exchange Act of 1934.

## PROPOSAL 4

## APPROVAL OF THE 1995 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED

In October 1995, the Board of Directors adopted, and the shareholders subsequently approved, our 1995 Employee Stock Purchase Plan, or the Purchase Plan. The Purchase Plan allows for employees to share in the growth and prosperity of SST by providing them with an opportunity to purchase stock in SST on favorable terms through payroll deductions. Upon adoption 2,550,000 shares of Common Stock were reserved for issuance under the Purchase Plan. As a result of a subsequent amendment, as of March 31, 2003, 3,600,000 shares were reserved for issuance under the Purchase Plan. In April 2003, our Board amended the Purchase Plan, subject to shareholder approval, to increase the aggregate number of shares of Common Stock authorized for issuance under the Purchase Plan by 2,400,000 shares to 6,000,000 shares. If approved by our shareholders, the 2,400,000 share increase to the Purchase Plan will be available for offering periods commencing after the 2003 Annual Meeting.

During fiscal 2002, we issued shares of Common Stock under the Purchase Plan as follows: 6,499 and 4,342 shares at $7.04 and $4.54 per share, respectively, to all current officers as a group and 193,222 and 313,690 shares at $7.04 and $4.54 per share, respectively, to all employees, excluding officers, as a group.

As of March 31, 2003 an aggregate of 3,266,401 shares of SST's Common Stock had been granted under the Purchase Plan. Only 333,599 shares of Common Stock remained available for future grant under the Purchase Plan. We anticipate that the remaining 333,599 shares of Common Stock will be purchased during the current offering period which concludes on July 31, 2003.

Shareholders are requested in this Proposal 4 to approve the Purchase Plan, as amended. The Board of Directors believes that the Purchase Plan is necessary to enable SST to provide meaningful equity incentives to attract, motivate and retain employees and recommends that the shareholders approve the amended Purchase Plan.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the meeting, which shares voting affirmatively also constitute at least a majority of the required quorum, will be required to approve the Purchase Plan, as amended. For purposes of this vote, abstentions and broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 4.**

#### PURPOSE

The Purchase Plan provides a means by which our employees, or employees of one of our affiliates designated by the Board, may be given an opportunity to purchase our stock in order to retain the services of our employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for our success.

#### ADMINISTRATION

The Purchase Plan shall be administered by our Board of Directors, or Board, unless and until the Board delegates administration to a committee. As used herein with respect to the Purchase Plan, the "Board" refers to the Compensation Committee as well as to the Board of Directors itself. Whether or not the Board has delegated administration, the Board shall have the final power to determine all questions of policy and expediency that may arise in the administration of the Purchase Plan, to determine when and how rights to purchase our stock shall be granted and the provisions of each offering of such rights (which need not be identical), and to construe and interpret the Purchase Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Purchase Plan, in a manner and to the extent it shall deem necessary or expedient to make the Purchase Plan fully effective.

#### SHARES SUBJECT TO THE PLAN

The Purchase Plan shall not exceed in the aggregate 6,000,000 shares of our Common Stock, of which 2,400,000 shares will be available for offering periods commencing after the 2003 Annual Meeting. If rights granted under the Purchase Plan expire, lapse or otherwise terminate without being exercised, the shares of Common Stock not purchased under such rights again become available for issuance under the Purchase Plan.

#### ELIGIBILITY

Any person who is employed by us for at least twenty (20) hours per week and more than five (5) months per calendar year is eligible to participate in the Purchase Plan, providing that the employee is employed on the first day of an Offering, or for such period preceding the first day of an Offering, not to exceed two years, as may be required by the Board, does not possess more than 5% of the total combined voting power of SST as defined by section 424(d) and 423(b) or the Code, and where the fair market value of stock purchased under the Purchase Plan does not exceed $25,000 in one year. As of March 31, 2003, approximately 492 employees are eligible to participate in the Purchase Plan.

#### OFFERING PERIOD

Each Offering under the Purchase Plan is generally for a period of 6 months and cannot exceed 27 months. Offerings currently run from February 1 through July 31 and from August 1 through January 31. The Board can change the duration of the Offerings for future Offerings at least 15 days prior to the scheduled beginning of the first Offering to be affected. The first day of each Offering is called the "Offering Date" and the last day of each Offering is called the "Purchase Date".

#### PURCHASE PRICE

The purchase price of the shares is accumulated by payroll deductions during the Offering. The deductions may not exceed 10% of a participant's eligible earnings or $25,000 of fair market value of stock over each calendar year. Eligible earnings is defined as an employee's regular salary or wages which shall include overtime pay, but shall exclude bonuses, commissions, incentive pay, profit sharing, other remuneration paid directly to the employee, the cost of employee benefits, education or business expense reimbursements. The purchase price shall not be less than the lesser of 85% of the fair market value of the stock on the Offering Date or the Purchase Date.

### PARTICIPATION; WITHDRAWAL; TERMINATION

A participant may reduce (including to zero) payroll deductions at any time during the Offering. A participant may terminate his or her payroll deductions under the Purchase Plan and withdraw from the Offering by delivering to us a notice of withdrawal in such form as we provide. Such withdrawal may be elected at any time prior to the end of the Offering except as provided by the Board in the Offering. Upon such withdrawal from the Offering by a participant, we shall distribute to such participant all of his or her accumulated payroll deductions, without interest, and such participant's interest in that Offering shall be automatically terminated. A participant's withdrawal from an Offering will have no effect upon such participant's eligibility to participate in any other Offerings under the Purchase Plan but such participant will be required to deliver a new participation agreement in order to participate in subsequent Offerings under the Purchase Plan. Upon cessation of any participating employee's employment with us the participant's interest will be terminated and payroll deductions will be returned to the participant without interest. Rights granted under the Purchase Plan shall not be transferable by a participant except as provided for in the Purchase Plan.

### EXERCISE

On each Purchase Date, each participant's accumulated payroll deductions will be applied to the purchase of whole shares of our stock, up to the maximum number of shares permitted pursuant to the terms of the Purchase Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares shall be issued upon the exercise of rights granted under the Purchase Plan. The amount, if any, of accumulated payroll deductions remaining in each participant's account after the purchase of shares which is less than the amount required to purchase one share of stock on the final Purchase Date of an Offering shall be held in each such participant's account for the purchase of shares under the next Offering under the Purchase Plan, unless such participant withdraws from such next Offering, or is no longer eligible to be granted rights under the Purchase Plan, in which case such amount shall be distributed to the participant after such final Purchase Date, without interest. The amount, if any, of accumulated payroll deductions remaining in any participant's account after the purchase of shares which is equal to or greater than the amount required to purchase one whole share of stock on the final Purchase Date of an Offering shall be distributed in full to the participant after such Purchase Date, without interest.

### ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

The shares reserved under the Purchase Plan, as well as the price per share of Common Stock covered by each right under the Purchase Plan which has not yet been exercised, will be proportionately adjusted for any stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock or any other increase or decrease in the number of shares of Common Stock effective without receipt of consideration by us. In the event of the proposed dissolution, liquidation, merger, consolidation, reverse merger or any other capital reorganization as defined in the Purchase Plan, then, as determined by the Board, the surviving corporation may assume the rights outstanding, or such rights may continue in full force and effect or participants' accumulated payroll deductions may be used to purchase Common Stock immediately prior to the change in control for the transaction and the participants' rights under the ongoing Offering terminated.

### AMENDMENT OF THE PLAN

Our Board of Directors may, at any time and any reason, terminate or amend the Purchase Plan. Except as to adjustments upon changes in stock, no amendment shall be effective unless approved by our shareholders within 12 months before or after the adoption of the amendment, where the amendment will increase the number of shares reserved for rights under the Purchase Plan. Shareholder approval may be required for certain amendments in order to comply with the federal securities or tax laws, or any other applicable law or regulation.

Rights granted before amendment or termination of the Purchase Plan will not be altered or impaired by any amendment or termination of the Purchase Plan without consent of the employee to whom such rights were granted.

DESIGNATION OF BENEFICIARY

A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant's account under the Purchase Plan in the event of such participant's death subsequent to the end of an Offering but prior to delivery to the participant of such shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under the Purchase Plan in the event of such participant's death during an Offering.

TERMINATION OR SUSPENSION OF THE PLAN

The Board in its discretion, may suspend or terminate the Purchase Plan at any time. No rights may be granted under the Purchase Plan while the Purchase Plan is suspended or after it is terminated.

FEDERAL INCOME TAX INFORMATION

The following information is a general summary of some of the current federal income tax consequences of the Purchase Plan to participants and us. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

*Tax Treatment of Participants.* A participant will be taxed on amounts withheld for the purchase of shares of Common Stock as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares. If the participant holds the shares for more than one year after the Purchase Date and more than two years after the Offering Date, or if the participant dies while owning the shares, the participant will generally realize ordinary income when disposing of the shares equal to the difference between the purchase price and the fair market value of the shares on the date of disposition, or 15% of the fair market value of the shares on the Offering Date, whichever is less. Any additional gain or loss will be taxed as a long-term capital gain or loss. If the shares are sold for less than the purchase price, there is no ordinary income, but the participant will have a long-term capital loss for the difference between the purchase price and the sales price. If a participant sells or makes a gift of the shares less than one year after the Purchase Date or less than two years after the Offering Date, the participant will generally have ordinary income equal to the difference between the purchase price and the fair market value on the Purchase Date. The difference between the sales price and the fair market value on the Purchase Date will be a capital gain or loss, taxable at short-term capital gain rates if the shares are held twelve months or less and at long-term capital gain rates if the shares are held longer than twelve months.

*Tax Treatment of SST.* There are no federal income tax consequences to SST by reason of the grant or exercise of rights under the Purchase Plan. When a participant recognizes ordinary income by disposing of shares before the one-year or two-year holding period ends, SST will generally be entitled to a tax deduction in the amount of the ordinary income.

## PROPOSAL 5

## RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS

The Audit Committee has selected PricewaterhouseCoopers LLP as our independent accountants for the fiscal year ending December 31, 2003 and the Board of Directors has directed that management submit the selection of independent accountants for ratification by the shareholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited our financial statements since 1991. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP as our independent accountants is not required by our bylaws or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in their discretion may direct the appointment of different independent accountants at any time during the year if they determine that such a change would be in our best interests and our shareholders.

**PricewaterhouseCoopers LLP fees for the fiscal years ended December 31, 2001 and 2002 are as follows:**

| | 2001 | 2002 |
|---|---|---|
| Audit fees | $539,000 | $612,000 |
| Audit-related fees | $ 21,000 | $ -- |
| Tax fees | $209,000 | $206,000 |
| All other fees | $ 7,000 | $ 5,000 |
| Total | $776,000 | $823,000 |

**Audit Fees:** This category includes fees for the audit of our annual financial statements, review of the financial statements included in our quarterly reports on Form 10-Q and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, statutory audits required by non-U.S. jurisdictions and the preparation of an annual "management letter" on internal control matters.

**Audit-Related Fees:** This category consists of assurance and related services by PricewaterhouseCoopers LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category include other accounting consulting related to an acquisition.

**Tax Fees:** This category consists of professional services rendered by PricewaterhouseCoopers LLP for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

**All Other Fees:** This category consists of fees for other miscellaneous items.

The Audit Committee has determined the rendering of other professional services for tax compliance and tax advice by PricewaterhouseCoopers LLP is compatible with maintaining their independence.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting, which shares voting affirmatively also constitute at least a majority of the required quorum, at the Annual Meeting will be required to ratify the selection of PricewaterhouseCoopers LLP. For purposes of this vote, abstentions and broker non-votes will not be counted for any purpose in determining whether this matter has been ratified.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 5.

## SECURITY OWNERSHIP OF
## CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our Common Stock as of April 4, 2003 by:

- each of the officers listed in the "Summary Compensation Table";
- each director;
- all of our officers and directors as a group; and
- all those known by us to be beneficial owners of more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of April 4, 2003. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Percentage of ownership is based on 94,272,375 shares of Common Stock outstanding on April 4, 2003. Unless otherwise indicated, the address of each of the individuals named below is: c/o Silicon Storage Technology, Inc., 1171 Sonora Court, Sunnyvale, California 94086.

| | Beneficial Ownership | | |
|---|---|---|---|
| Name | Shares Issuable Pursuant to Options Exercisable Within 60 Days of April 4, 2003 | Number of Shares (Including Number Shown in First Column) | Percentage of Total |
| **Officers and Directors** | | | |
| Bing Yeh (1) | 336,798 | 11,346,798 | 12.0% |
| Yaw Wen Hu (2) | 346,622 | 1,252,210 | 1.3% |
| Michael Briner (3) | 187,689 | 816,558 | * |
| Derek Best | 101,999 | 249,326 | * |
| Isao Nojima | 228,041 | 682,433 | * |
| Tsuyoshi Taira | 92,570 | 92,570 | * |
| Yasushi Chikagami | 74,931 | 141,300 | * |
| Ronald Chwang | 58,406 | 179,613 | * |
| All officers and directors as a group (10 persons) | 1,501,221 | 15,149,771 | 15.8% |
| **5% Shareholders** | | | |
| Perkins, Wolf, McDonnell & Company (4) | - | 10,277,070 | 10.9% |

* Represents beneficial ownership of less than 1% of the outstanding shares of our Common Stock.

(1) Includes (1) 3,328,163 shares held by the Yeh Family Trust U/D/T dated August 14, 1995, of which Mr. Yeh and his wife are trustees, (2) 7,591,837 shares held by Golden Eagle Capital L.P. of which Mr. Yeh and his wife are general partners and (3) 90,000 shares purchased under an IRA account in the name of Bing Yeh. Mr. Yeh disclaims beneficial ownership of the shares held by Golden Eagle Capital L.P. except to the extent of his pecuniary interest therein.

(2) Includes 15,000 shares held by each of Mr. Hu's two minor children.

(3) Includes 24,000 shares and 14,000 shares held by Tammy Briner, custodian of Jeffrey Daniel Briner (UCAUTMA) and Katherine M. Briner (UTMA/CA), respectively.

(4) Perkins, Wolf, McDonnell & Company is located at 310 S. Michigan Ave. Suite 2600, Chicago, IL 60604. Based solely on a Schedule 13G filed with the SEC on March 11, 2003 by Perkins, Wolf, McDonnell & Company.

## COMPLIANCE WITH THE REPORTING REQUIREMENTS OF SECTION 16(A)

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us, during the year ended December 31, 2002, all Section 16(a) filing requirements applicable to our officers and directors were complied with.

## REPORT OF THE AUDIT COMMITTEE
## OF THE BOARD OF DIRECTORS (1)

The Audit Committee oversees SST's financial reporting process on behalf of the Board of Directors and is responsible for providing independent, objective oversight of SST's accounting functions and internal controls. Management has the primary responsibility for the financial statements and the reporting process including the system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements contained in the 2002 Annual Report on Form 10-K with SST's management.

The Audit Committee met with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles and reviewed and discussed the audited financial statements and other issues deemed significant by the auditors, including those required by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Section 380), as amended. In addition, the Audit Committee discussed with the independent auditors their independence from management and SST, including the matters in the written disclosures required by Independence Standards Board Standard and considered the compatibility of any non-audit services with the auditors' independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2002, for filing with the Securities and Exchange Commission. The Audit Committee has selected, subject to shareholder ratification, PricewaterhouseCoopers LLP as SST's independent auditors for the year ending December 31, 2003.

Audit Committee

Ronald Chwang
Tsuyoshi Taira
Yasushi Chikagami

---

(1) Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, or the Securities Exchange Act of 1934, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following report shall not be incorporated by reference into any such filings.

## COMPENSATION

### COMPENSATION OF DIRECTORS

Our directors do not currently receive any cash compensation from us for their service as members of our Board of Directors, although they are reimbursed for certain travel-related expenses in connection with attendance at Board and committee meetings in accordance with our policy.

Each of our non-employee directors receives stock option grants under our 1995 Non-Employee Directors' Stock Option Plan, or the Directors' Plan. During 2002, we granted options under the Directors' Plan covering 18,000 shares to each of Messrs. Taira, Chikagami and Chwang at an exercise price of $8.16 per share based on the closing sales price reported on the Nasdaq National Market on the date of grant. See Proposal 3 for more information regarding the Directors' Plan.

### COMPENSATION OF OFFICERS

#### Summary of Compensation

The following table shows for the fiscal years ended December 31, 2002, 2001 and 2000, compensation awarded or paid to, or earned by our Chief Executive Officer and our four other most highly compensated officers at December 31, 2002. Amounts under the column "All Other Compensation" include matching contributions to 401(k) plans, patent awards, and amounts paid by us on behalf of the officers for supplemental life insurance.

**Summary Compensation Table**

| | | Annual Compensation | | Long Term Compensation Awards | |
|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary | Bonus | Securities Underlying Stock Options | All Other Compensation |
| Bing Yeh | 2002 | $ 392,700 | $ - | 30,000 | $ 3,557 |
| President and Chief Executive | 2001 | $ 392,700 | $151,999 | 45,000 | $ 1,928 |
| Officer | 2000 | $ 330,000 | $ 75,242 | 300,000 | $ 1,973 |
| Yaw Wen Hu | 2002 | $ 286,560 | $ - | 12,059 | $ 2,864 |
| Senior Vice President, Operations | 2001 | $ 286,559 | $115,109 | 17,454 | $ 1,596 |
| and Process Development | 2000 | $ 242,833 | $ 56,818 | 147,321 | $ 1,668 |
| Michael Briner | 2002 | $ 246,330 | $ - | 11,529 | $ 2,185 |
| Senior Vice President, Application | 2001 | $ 251,984 | $ 90,530 | 50,047 | $ 1,355 |
| Specific Product Group | 2000 | $ 224,986 | $ 40,458 | 48,842 | $ 1,973 |
| Derek Best | 2002 | $ 248,400 | $ - (1) | 10,999 | $ 2,166 |
| Senior Vice President, Sales and | 2001 | $ 248,400 | $ 84,839 | 15,649 | $ 2,288 |
| Marketing | 2000 | $ 213,797 | $ 38,843 | 109,437 | $ 973 |
| Isao Nojima | 2002 | $ 214,593 | $ - | 8,905 | $ 1,644 |
| Vice President, Standard Memory | 2001 | $ 214,593 | $ 71,285 | 11,556 | $ 3,539 |
| Product Group | 2000 | $ 180,330 | $ 38,706 | 50,350 | $ 4,473 |

(1) During 2002, Mr. Best also earned a cash bonus of $604,900 in recognition of his responsibilities and services during the year. The bonus was paid in January 2003.

### STOCK OPTION GRANTS AND EXERCISES

The following tables show for the fiscal year ended December 31, 2002, information regarding options granted to, exercised by, and held at year end by the officers listed in the Summary Compensation Table above.

**2002 Stock Option Grants**

The exercise price of each option was equal to the fair market value of our Common Stock on the date of grant. Mr. Yeh's option was equal to 110% of the fair market value of our Common Stock on the date of grant. The exercise price may be paid in cash, in shares of our Common Stock valued at fair value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

- multiplying the number of shares of Common Stock subject to a given option by 100% of the fair market value of our common stock on the date of grant;

- assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and

- subtracting from that result the aggregate option exercise price.

The shares listed in the following table under "Number of Securities Underlying Option Granted" are subject to vesting. Each of the stock options listed in the table, except for Mr. Yeh's option, vests monthly over a one-year period beginning approximately two to four years from the date of grant. Mr. Yeh's option vests over a four-year period, 25% after one year and 2.083% per month thereafter. Each of the options has a ten-year term, except for Mr. Yeh's option which has a five-year term, subject to earlier termination if the optionee's service with us ceases. Under certain circumstances following a change of control, the vesting of such option grants may accelerate and become immediately exercisable.

Percentages shown under "Percent of Total Options Granted in 2002" are based on 1,377,000 options granted to our employees and directors during 2002.

**Individual Grants**

| | | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Options Granted | Percent of Total Options Granted in 2002 | Exercise Price | Expiration Date | 5% | 10% |
| Bing Yeh........ | 30,000 (1) | 2.18% | $ 9.28 | 1/21/07 | $ 44,634 | $ 129,261 |
| Yaw Wen Hu... | 12,059 (2) | 0.88% | $ 3.65 | 10/15/12 | $ 27,681 | $ 70,149 |
| Michael Briner. | 11,529 (3) | 0.84% | $ 3.65 | 10/15/12 | $ 26,464 | $ 67,066 |
| Derek Best...... | 10,999 (4) | 0.80% | $ 3.65 | 10/15/12 | $ 25,248 | $ 63,983 |
| Isao Nojima..... | 8,905 (5) | 0.65% | $ 3.65 | 10/15/12 | $ 20,441 | $ 51,802 |

(1) Option vests as to 25% of the shares on 1/21/03 and 2.083% per month thereafter for three years.
(2) Option vests monthly over a one-year period beginning on 10/16/04.
(3) Option vests monthly over a one-year period beginning on 11/23/04.

(4) Option vests monthly over a one-year period beginning on 6/2/05.
(5) Option vests monthly over a one-year period beginning on 3/15/05.

### Aggregate Option Exercises in 2002 and 2002 Year-End Option Values

Amounts shown under the column "Value Realized" are based on the closing sales price of our Common Stock on the date of exercise as reported on the Nasdaq National Market less the exercise price. Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 2002" are based on the closing price of our Common Stock ($4.04) on December 31, 2002, as reported on the Nasdaq National Market, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

| Name | Shares Acquired on Exercise | Value Realized | Number of Securities Underlying Unexercised Options at December 31, 2002 Exercisable / Unexercisable | Value of Unexercised In-The-Money Options at December 31, 2002 Exercisable / Unexercisable |
|---|---|---|---|---|
| Bing Yeh......... | - | $ - | 351,562 / 53,438 | $88,200 / $ - |
| Yaw Wen Hu.... | 115,900 | $ 749,705 | 329,438 / 68,508 | $527,961 / $4,703 |
| Michael Briner.. | 120,000 | $ 657,600 | 311,243 / 46,375 | $742,800 / $4,496 |
| Derek Best....... | 33,519 | $ 258,666 | 77,302 / 89,286 | $22,767 / $32,767 |
| Isao Nojima...... | 241,000 | $ 1,600,817 | 216,456 / 47,591 | $502,478 / $14,863 |

### Equity Compensation Plan Information

SST has three stockholder approved equity compensation plans: the 1995 Equity Incentive Plan, 1995 Non-Employee Directors' Plan and 1995 Employee Stock Purchase Plan. See Proposals 2, 3 and 4 for a description of these plans. The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2002:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders (1) ................................ | 10,654,604 | $7.46 (2) | 5,894,706 |
| Equity compensation plans not approved by security holders........................... | - | - | - |
| Total.......................... | 10,654,604 | $7.46 | 5,894,706 |

(1) The plans included in this row include our 1995 Equity Incentive Plan, 1995 Non-Employee Directors' Plan and 1995 Employee Stock Purchase Plan.
(2) Represents the weighted average exercise price of outstanding stock options only.

## REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON COMPENSATION (1)

Our officer compensation program is administered by the Compensation Committee of the Board of Directors which is composed of Messrs. Taira, Chikagami and Chwang, each a non-employee director of SST and Bing Yeh, our President and Chief Executive Officer; and the Stock Option Committee which consists of Messrs. Taira, Chikagami and Chwang.

Our officer compensation program is designed to retain and reward officers who are responsible for leading us in achieving our business objectives. The salary compensation of the Chief Executive Officer is established by the non-employee members of the Compensation Committee, Messrs. Taira, Chikagami and Chwang. This report is submitted by the Compensation Committee and the Stock Option Committee and addresses our compensation policies for the fiscal year ended December 31, 2002 as they affect Bing Yeh, in his capacity as our President and Chief Executive Officer, and our other officers.

### COMPENSATION PHILOSOPHY

The objectives of our compensation program are to:

- align compensation with our business objectives and individual performance;
- motivate and reward high levels of performance;
- recognize and reward the achievement of team and individual goals; and
- enable us to attract, retain and reward officers who contribute to our long-term success.

Our officer compensation philosophy is to tie a significant portion of our compensation to our performance and attainment of team and individual goals and objectives by our officers and is based on the following:

— The Committee regularly compares our officer compensation practices with those of other companies in the semiconductor industry and other technology-related industries and sets our compensation guidelines based on this review. Our base annual salaries for our officers are generally in the low to mid-range of those paid to officers of companies with comparable revenue targets in high technology industries. The Compensation Committee and the Stock Option Committee seek, however, to provide our officers with opportunities for higher compensation through profit sharing and stock options which, when we are profitable, places total compensation in the mid to upper-range of comparable companies.

— The Committee believes that an officer compensation program that ties profit sharing awards to performance and achievement of our stated goals serves both as an influential motivator to its officers and as an effective instrument for aligning their interests with those of our shareholders.

— The Committee also believes that a substantial portion of the compensation of our officers should be linked to the success of our stock in the marketplace. The linkage is achieved through our stock option program, which also serves to more fully align the interests of management with those of our shareholders.

---

(1) Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, or the Securities Exchange Act of 1934, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following report and Performance Graph shall not be incorporated by reference into any such filings.

### IMPLEMENTATION OF COMPENSATION PROGRAM

Annual compensation for our officers consists of four principal elements — salary, cash bonus, profit sharing and stock options.

The Compensation Committee sets the base annual salary and levels of compensation for officers by reviewing compensation for comparable positions in the market and the historical compensation levels of our officers. Currently, the base annual salaries of our officers are at levels which the Compensation Committee believes are generally in the low to mid-range of those of officers of companies with which we compare ourselves. The Compensation Committee members participate in the deliberations of the annual salaries for all officers other than for compensation for Mr. Yeh. The non-employee members of the Compensation Committee deliberate upon and set Mr. Yeh's annual salary. Increases in annual salaries are based on a review and evaluation of officer salary levels and the demonstrated capabilities of the officers in managing the key aspects of a fabless semiconductor company, including:

- corporate partnering, patent strategy and technology collaborations;
- research and development;
- market development and market penetration;
- financial matters, including attracting capital and financial planning; and
- human resources.

### COMPENSATION OF THE CHIEF EXECUTIVE OFFICER IN FISCAL 2002

As discussed below, Mr. Yeh is eligible to participate in the same officer compensation plans available to our other officers. The non-employee members of the Compensation Committee set Mr. Yeh's total annual compensation, including compensation derived from our profit sharing program, at a level it believes is appropriate in comparison with other chief executive officers at mid-sized companies in technology-related industries with comparable revenue targets.

Mr. Yeh earned $392,700 in 2002 as base salary. Despite Mr. Yeh's contributions with respect to our increase in product shipments, the introduction of new products, the advancement of market development and diversification of market penetration, the continued development of corporate partnership strategy, and the refinement of overall strategic direction, we decided not to increase Mr. Yeh's base salary in 2003. In addition, due to economic conditions, none of our employees received annual salary increases from 2002 to 2003, and therefore we and Mr. Yeh did not believe that it would be appropriate to increase Mr. Yeh's base salary. No profit sharing was earned by Mr. Yeh during 2002 as we incurred operating loss for 2002. Profit sharing is calculated and based on a pre-determined formula that is applied to our employees as described below. During 2002, Mr. Yeh was also granted an option to purchase 30,000 shares of our Common Stock at an exercise price of $9.28, based on 110% of the closing price of our Common Stock as reported on the Nasdaq National Market on the date of grant. The options were granted in recognition of Mr. Yeh's performance and were intended to provide him with a continuing incentive to remain with SST and contribute to our success.

### PROFIT SHARING AND CASH BONUS

During 2002, profit sharing was calculated for all employees, including officers but excluding employees in the sales department, twice using two pre-determined profit sharing-based formulas. The first formula allocates 10% of our operating profit to a profit sharing pool provided that we have met our twin profitability goals of both pre-tax profits and operating profits in excess of 10% of sales. If pre-tax profits or operating profits are less than 10% of sales, no allocation is made to profit sharing. Further, effective March 31, 2001, the first formula is also reduced by a quality adjustment, which is calculated based on the percentage difference between gross product revenues and net product revenues, and then multiplied by five. The profit sharing pool to be distributed is reduced by this percentage. The second formula apportions some of the profit sharing pool, if any, to each employee based on the employee's length of employment, level of performance and base salary and the individual employee's compliance with our Management by Objective, or MBO, method to help employees with planning their work. An individual's profit sharing is subject to a 20% reduction if an employee fails to post his or her MBOs on our intranet by a specified time. No bonus is paid to an employee who has worked for us for less than six months. Level of performance is a numerical value assigned in performance reviews independently of the profit sharing program. We currently calculate bonuses based on our financial performance in the periods January 1 through June 30 and July 1 through December 31. During 2002, a separate bonus plan was used for employees in the sales department, which is based on performance to pre-determined sales quotas and product design wins which generate minimum revenue thresholds. The sales bonus portion that relates to sales quotas is also subject to quality adjustment in the manner described above. The Senior Vice President of Sales & Marketing and the Vice President of North American Sales participate in our overall profit sharing plan but not in the sales bonus plan. Further, during 2002, Derek Best, our Senior Vice President of Sales & Marketing earned a cash bonus of $604,900 in recognition of his responsibilities and services during the year. The bonus was paid in January 2003.

As we did not achieve our profitability requirements of the profit sharing plan for the periods January 1, 2002 through June 30, 2002 and July 1, 2002 through December 31, 2002, none of our officers, or any other employee, were eligible for profit sharing in 2002.

STOCK AWARDS

Total compensation at the officer level also includes long-term incentives offered by stock awards under the Incentive Plan. Stock awards are designed to align the long-term interests of our employees with those of our shareholders and to assist in the retention of employees. The size of an individual stock award is generally intended to reflect the employee's position with us and his or her importance, past and future anticipated contributions to our business, and how many years of future service for which the employee has non-vested options. It has been our practice to fix the exercise price of stock option grants at 100% of the fair market value per share on the date of grant. Options are generally subject to vesting over a four or five year period to encourage key employees to continue in our employ. As required under our Incentive Plan, the exercise price of stock option grants for officers who own more than 10% of the shares of our outstanding stock is set at 110% of the fair market value on the date of grant.

The Stock Option Committee administers the Incentive Plan for our officers. The Board has delegated to the Non-Officers Stock Option Committee the administration of the Incentive Plan for all of our other employees for option grants of not more than 36,000 shares per option grant. In January 1997, a stock replenishment program was approved by the Board of Directors whereby options may be granted on a smaller and more frequent basis to both our officers and employees in order to ensure that each eligible employee possesses non-vested options for four years of future service. We have granted, and intend to continue to grant, options to our officers on a routine basis as part of this stock replenishment program.

FEDERAL TAX CONSIDERATIONS

Section 162(m) of the Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code.

The statute containing this law and the applicable Treasury regulations offer a number of transitional exceptions to this deduction limit for pre-existing compensation plans, arrangements and binding contracts. As a result, the Compensation Committee believes that at the present time it is quite unlikely that the compensation paid to any officer in a taxable year which is subject to the deduction limit will exceed $1 million. Therefore, the Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to our officers shall be designed to qualify as "performance-based compensation." The Compensation Committee intends to continue to evaluate the effects of the statute and Treasury regulations.

**Compensation Committee**

Bing Yeh
Tsuyoshi Taira
Yasushi Chikagami
Ronald Chwang

### Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The Compensation Committee of the Board of Directors is composed of Messrs. Yeh, Taira, Chikagami and Chwang.

No current member of the Compensation Committee, other than Mr. Yeh, is an officer or employee of SST, and none of our officers serves as a member of a compensation committee of any entity that has one or more officers serving as a member of our Compensation Committee.

PERFORMANCE MEASUREMENT COMPARISON

The following chart shows the total shareholder return of an investment of $100 in cash on December 31, 1997 for:

- our Common Stock;
- the Nasdaq Stock Market (U.S.) Index;
- the JP Morgan H&Q Semiconductors Index (no longer available as of March 1, 2002); and
- the RDG Semiconductor Composite.

All values assume reinvestment of the full amount of all dividends and are calculated as of December 31, 1998, 1999, 2000, 2001 and 2002. We have never paid a cash dividend.



DOLLARS
1400
1200
1000
800
600
400
200
0
12/97
12/98
12/99
12/00
12/01
12/02
SILICON STORAGE TECHNOLOGY, INC.
NASDAQ STOCK MARKET (U.S.)
JP MORGAN H & Q SEMICONDUCTORS
RDG SEMICONDUCTOR COMPOSITE


| | Cumulative Total Return | | | | | |
|---|---|---|---|---|---|---|
| | 12/97 | 12/98 | 12/99 | 12/00 | 12/01 | 12/02 |
| SILICON STORAGE TECHNOLOGY, INC. | $100.00 | $ 78.00 | $1,320.00 | $1,134.16 | $925.53 | $387.88 |
| NASDAQ STOCK MARKET (U.S.) | $100.00 | $140.99 | $ 261.48 | $ 157.42 | $124.89 | $ 86.34 |
| JP MORGAN H & Q SEMICONDUCTORS | $100.00 | $140.37 | $ 350.31 | $ 292.22 | $283.26 | |
| RDG SEMICONDUCTOR COMPOSITE | $100.00 | $154.02 | $ 314.38 | $ 241.28 | $209.47 | $ 90.75 |

This section is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation of language in any such filings.

## Certain Relationships and Related Transactions

*Business Relationships*

Mr. Yeh is a member of the board of directors of Apacer Technology, Inc. or Apacer, one of our customers and vendors. As of December 31, 2002, we owned a 10.3% interest in Apacer. In 2002, Apacer accounted for $899,000, or 0.4%, of our net product revenues, and we purchased $588,000 in products and services from Apacer.

Mr. Yeh is a member of the board of directors of PCT, a privately held Taiwanese company. PCT is one of our manufacturers' representatives. As of December 31, 2002, we owned a 15.0% interest in PCT. PCT has a separate company and wholly-owned subsidiary, SPT, which provides planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan, China and other Southeast Asia countries. In 2002, PCT and its subsidiary SPT together accounted for $140.1 million, or 57.4%, of our net product revenues. At December 31, 2002, we had net accounts receivable from SPT of $25.0 million.

*Loans to Executive Officers*

In March 2001, we loaned $278,063.95 to Derek Best, our Senior Vice President, Sales and Marketing. Under the terms of the promissory note interest-only payments of $1,969.62 were due monthly for 12 months and a balloon payment for the total principal amount and accrued interest due was to be paid on March 30, 2002. The note was unsecured and bore a simple interest rate of 8.5%. All interest payments on this note were made timely in accordance with the term of the note through December 31, 2001. On January 1, 2002, we loaned an additional $40,000 to Mr. Best. The first note was canceled and the remaining amount due of $278,063.95 was incorporated into a new note of $318,063.95. Under the terms of the new note, both the principal amount and accrued interest were due at the end of the term of the note on December 31, 2002. The note was unsecured, and it bore a simple interest rate of 3.53% per annum. The principal amount and accrued interest due were paid in full in January 2003.

In April 2002, we loaned an additional $200,000 to Mr. Best. Under the terms of the promissory note both the principal amount and accrued interest were due at the end of the term of the note on August 10, 2002. The note was unsecured, and bore a simple interest rate of 3.53% per annum. The principal amount and accrued interest due were paid in full in August 2002. All loans to Mr. Best were intended to assist Mr. Best finance his primary residence.

*Indemnity Agreements*

We have entered into indemnity agreements with our executive officers and directors which provide, among other things, that we will indemnify these persons, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or agent, and otherwise to the full extent permitted under California law and our bylaws.

As a matter of policy, all transactions between us and any of our officers, directors or principal shareholders will be approved by a majority of the independent and disinterested members of the Board of Directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be in connection with our bona fide business purposes.

### OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



JEFFREY L. GARON
*Secretary*

April 30, 2003

**Our Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2002 is available without charge upon written request to: Corporate Secretary, Silicon Storage Technology, Inc., 1171 Sonora Court, Sunnyvale, California 94086.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO ___________

Commission file number 0-26944

## Silicon Storage Technology, Inc.

(Exact name of Registrant as Specified in its Charter)

| California | 77-0225590 |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification Number) |

1171 Sonora Court
Sunnyvale, California 94086
(Address of Principal Executive Offices including Zip Code)

(408) 735-9110
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. Yes [ X ] No [ ]

Aggregate market value of the voting stock held by non-affiliates of SST as of June 28, 2002: $617,946,000 based on the closing price of SST's Common Stock as reported on the Nasdaq National Market. Number of shares outstanding of SST's Common Stock, no par value, as of the latest practicable date, February 28, 2003: 94,240,712.

Documents incorporated by reference: Exhibits previously filed as noted on page 41. Part III - A portion of the Registrant's definitive proxy statement for the Registrant's Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission.

---

Silicon Storage Technology, Inc.
Form 10-K
For the Year Ended December 31, 2002
TABLE OF CONTENTS

## PART I

### Item 1. Business

*Overview*

We are a leading supplier of flash memory semiconductor devices for the digital consumer, networking, wireless communications and Internet computing markets.

We offer over 90 products based on our SuperFlash design and manufacturing process technology. Our customers include: 3Com, Apple, Asustek, BenQ, Cisco, Dell, First International Computer, or FIC, Gigabyte, Huawei, Hyundai, Infineon, Intel, IBM, Inventec, Legend, LG Electronics, or LG, Motorola, National Semiconductor, NEC, Nintendo, Nortel, Panasonic, Philips, Quanta, Samsung, Sanyo, Seagate, Siemens, Sony, Sony Ericsson, Texas Instruments and VTech.

We also license our SuperFlash technology to leading semiconductor companies including Analog Devices, Advanced Technology Materials, Inc., or ATMI, IBM, Motorola, National Semiconductor, NEC, Oki, Samsung, Sanyo, Seiko-Epson, Taiwan Semiconductor Manufacturing Co., Ltd., or TSMC and Winbond for applications in semiconductor devices that integrate flash memory with other functions on a single chip.

Our products are manufactured at leading wafer foundries and semiconductor manufacturers including Samsung, Sanyo, Seiko-Epson, TSMC and Yasu Semiconductor Corporation, or Yasu. We also work with Oki, Samsung, TSMC and Vanguard to develop new technology for manufacturing our products.

The semiconductor industry has historically been cyclical, characterized by periodic changes in business conditions caused by product supply and demand imbalance. When the industry experiences downturns, they often occur in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns are characterized by weak product demand, excessive inventory and accelerated declines of selling prices. In some cases, downturns, such as the one we have experienced since late 2000, have lasted for more than a year. Our business could be further harmed by industry-wide prolonged downturns in the future.

We derived 88.5% of our net product revenues during 2002 and 80.7% of our net product revenues during 2001 from product shipments to Asia. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia.

***Industry Background***

Semiconductor integrated circuits are critical components used in an increasingly wide variety of applications, such as computers and computer systems, communications equipment, consumer products and industrial automation and control systems. As integrated circuit performance has increased and size and cost have decreased, the use of semiconductors in these applications has grown significantly. According to a December 2002 Dataquest report, worldwide semiconductor device revenue was $153 billion in 2002 and is expected to grow to $251 billion in 2006.

Historically, the demand for semiconductors has been driven by the PC market. In recent years, growth in demand for semiconductors relating to PCs has been outpaced by growth in demand for semiconductors that are used in digital electronic devices for communication and consumer applications. Communications applications include digital subscriber line modems, cable modems, wireless local area network, or LAN, devices, cellular phones and pagers. Consumer-oriented digital electronic devices include digital cameras, DVD players, MP3 players, personal data assistants, or PDAs, set-top boxes, CD-ROM drives and Global Positioning System, or GPS, navigation systems. In order to function correctly, PCs and other digital electronic devices require program code. The program code defines how devices function and affects how they are configured. In PCs, this program code, called BIOS, initiates the loading of the PC's operating system, which is then read from the disk drive. In the case of other digital electronic devices, the program code is stored in its entirety in nonvolatile memory, mostly in flash memory. As a result, virtually all digital electronic systems that use a processor or controller for computing, consumer, communications, and industrial applications require nonvolatile memory.

System manufacturers generally prefer nonvolatile memory devices that can be reprogrammed efficiently in the system in order to achieve several important advantages. With re-programmable memory, manufacturers can cost effectively change program codes in response to faster product cycles and changing market specifications. This in turn greatly simplifies inventory management and manufacturing processes. Re-programmable memory also allows the manufacturer to reconfigure or update a system either locally or through a network connection. In addition, in-system re-programmable devices can be used for data storage functions, such as storage of phone numbers for speed dialing in a cellular phone.

Flash memory is the predominant re-programmable nonvolatile memory device used to store program code. Flash memory can electrically erase select blocks of data on the device much faster and more simply than with alternative solutions, such as Erasable Programmable Read-Only Memory, or EPROM. Moreover, flash memory is significantly less expensive than other re-programmable solutions, such as Electrically Erasable Programmable Read-Only Memory, or EEPROMs. As a result, the demand for flash memory has grown dramatically. This growth has been fueled by the need for code sharing and other storage functions in a wide array of digital devices. According to a December 2002 Dataquest report, worldwide flash memory revenue was $8 billion in 2002 and is expected to grow to $15 billion by 2005.

***Our Solution***

We are a leading supplier of flash memory semiconductor devices addressing the needs of high volume electronic applications. We believe our proprietary flash memory technology, SuperFlash, offers superior performance to other flash memory solutions. In addition, we believe SuperFlash has benefits that include high reliability, fast, fixed erase time, the ability to be scaled to a smaller size and a low-cost manufacturing process. Many leading technology companies use our technology in their products including 3Com, Apple, Asustek, BenQ, Cisco, Dell, FIC, Gigabyte, Huawei, Hyundai, Infineon, Intel, IBM, Inventec, Legend, LG, Motorola, National Semiconductor, NEC, Nintendo, Nortel, Panasonic, Philips, Quanta, Samsung, Sanyo, Seagate, Siemens, Sony, Sony Ericsson, Texas Instruments and VTech. We offer over 90 products based on our proprietary SuperFlash design and manufacturing process technology. These products are produced to meet the needs of a wide range of digital consumer, networking, wireless communications and Internet computing markets. Our product offerings include standard flash products, application specific memory products, embedded controllers and mass data storage products. Our memory devices have densities ranging from 256 Kbit to 32 Mbit and are generally used for the storage of program code. Our flash embedded microcontrollers support concurrent flash read-while-write operations using In-Application Programming, or IAP. Our mass data storage products are used for storing images, music and other data in devices such as digital cameras and MP3 players.

Our products are manufactured at leading wafer foundries and semiconductor manufacturers including Samsung, Sanyo, Seiko-Epson, TSMC and Yasu. We also work with Oki, Samsung, TSMC and Vanguard to develop new technology for manufacturing our products.

We license our SuperFlash technology to leading semiconductor companies including Analog Devices, ATMI, IBM, Motorola, National Semiconductor, NEC, Oki, Samsung, Sanyo, Seiko-Epson, TSMC and Winbond for applications in semiconductor devices that integrate flash memory with other functions on a single chip.

***Our Strategy***

Our objective is to be the leading worldwide supplier of flash memory devices and intellectual property for program code storage applications. In addition, we intend to leverage our SuperFlash technology to penetrate the high-density mass data storage markets. We intend to achieve our objectives by:

*Maintaining a leading position in the program code storage market.* We believe that program code storage is an attractive segment of the flash memory market for a number of reasons. While experiencing continued growth in all densities, solutions for program code storage applications benefit from the increasing number and variety of digital electronic applications, longer product lives and lower density requirements relative to mass data storage applications. We believe that our proprietary SuperFlash technology is a superior product for program code storage applications because we believe it offers superior reliability and performance at a lower cost of manufacture than competing solutions.

*Continuing to enhance our leading flash memory technology.* We believe that our proprietary SuperFlash technology is less complicated, more reliable, more scalable and more cost-effective than competing flash memory technologies. Our ongoing research and development efforts are focused on enhancing our leading flash memory technology by working closely with technology partners who own wafer fabrication facilities with advanced lithographic and other manufacturing equipment.

*Introducing new products based on SuperFlash.* We intend to introduce new standard memory and various application specific products. We continue to develop and expand our ComboMemory family. ComboMemory is a new class of devices for wireless and portable applications that combine volatile and nonvolatile memory on a single monolithic device or multiple dies in a common package with optimized performance. We also continue to expand our flash microcontroller family and Advanced Technology Architecture, or ATA, controller products. In 2002, we continued to expand our family of serial flash products which now includes densities of 512kbit, 1Mbit, 2Mbit and 4Mbit. For PC BIOS applications, we are expanding our LPC Firmware Flash product offering to match all the densities offered in our Firmware Hub, or FWH, products.

*Maintaining a leading position in licensing embedded flash technology.* We believe that SuperFlash technology is well-suited for embedded memory applications, which integrate flash memory and other functions onto a monolithic chip. We intend to continue to license SuperFlash technology to semiconductor manufacturers for embedded flash applications, to enhance our technology and to facilitate integration at higher densities and higher levels of complexity.

*Penetrating the high-density mass data storage market.* Many digital electronic devices currently being introduced, such as MP3 players, digital cameras and PDAs, require high-density flash memory for storing music, pictures and other data that require mass data storage capacities. We believe that the market for high-density flash memory is attractive based on its potential size and growth. We further believe that SuperFlash technology can readily scale to address this market's needs as they change. We intend to leverage our leading technology and strong manufacturing partnerships to introduce high-density mass data storage flash products and to compete effectively in this market.

*Leveraging our leading SuperFlash technology to become a premier provider of wireless memory solutions.* We intend to leverage our leading SuperFlash technology to provide products for wireless memory applications such as cellular phones, GPS, wireless LAN, Bluetooth, data pagers and cordless telephones. We have designed low-density flash products for wireless modems, wireless LANs, data pagers, Bluetooth modules and cordless telephones, and we are currently designing higher density products for the cellular phone market. We intend to continue to develop our products to take advantage of the significant growth opportunities in the wireless memory applications market with specific focus on cellular phone, GPS, wireless LAN and Bluetooth applications.

***Our Flash Products***

Currently, we offer low and medium density devices (256 Kbit to 32 Mbit) that target a broad range of existing and emerging applications in the digital consumer, networking, wireless communications and Internet computing markets. Our products are segmented largely based upon attributes such as density, voltage, access speed, package and target application. We divide our products into three distinct reportable segments: the Standard Memory Product Group, or SMPG, the Application Specific Product Group, or ASPG, and the Special Product Group, or SPG.

*SMPG.* SMPG includes our three standard flash memory product families: the Small-Sector Flash, or SSF, family, the Multi-Purpose Flash, or MPF, family, and the Many-Time Programmable, or MTP, family. These product families allow us to produce products optimized for cost, functionality and quality to support a broad range of mainstream applications that use nonvolatile memory products.

*ASPG.* ASPG includes Concurrent SuperFlash, Serial Flash, FWH and Low Pin Count, or LPC, flash memory products. These products are designed to address specific applications such as cellular phones, pagers, PDAs, set-top boxes, hard disk drives and PCs. ASPG also includes flash embedded controllers such as the FlashFlex51 flash microcontroller and the ATA flash disk controller to address consumer, industrial and mass data storage applications.

*SPG.* SPG includes ComboMemory, ROM/RAM Combos and other special flash products. These products are used in applications requiring low power and a small form factor such as cellular phones, wireless modems, MP3 systems, pagers and digital organizers.

Financial information by reportable segment is contained in Note 12 of the Notes to Consolidated Financial Statements and is incorporated herein by reference.

### *Technology Licensing*

We license our SuperFlash technology to semiconductor manufacturers for use in embedded flash applications. We intend to increase our market share by entering into additional license agreements for our SuperFlash process and memory cell technology with leading wafer foundries and semiconductor manufacturers. We expect to continue to receive licensing fees and royalties from these agreements. We design our products using our patented memory cell technology and fabricate them using our patented process technology. As of December 31, 2002, we held 55 patents in the United States relating to certain aspects of our products and processes, with expiration dates ranging from 2008 to 2021, and have filed for several more. In addition, we hold several patents in Europe, Japan, Korea, Taiwan and Canada and have filed several foreign patent applications in Europe, Japan, Korea, Taiwan and Canada.

### *Customers*

We provide high-performance flash memory solutions to customers in four major markets: digital consumer, networking, wireless communications and Internet computing. Our customers benefit by obtaining products that we believe are highly reliable, technologically advanced and have attractive cost structures. As a result of these highly desirable benefits, we have developed relationships with many of the industry's leading companies. In digital consumer products, we provide memory components for consumer companies including Bang & Olufsen, BenQ, Creative Technologies, Hitachi, Infineon, JVC, LG, Nintendo, Panasonic, Philips, Samsung, Sanyo, Sharp, Sony, Sony Ericsson, Thomson Multimedia, TiVo and Yamaha. In networking, we provide memory components for 3Com, Cisco, E-tech, Intel and Nortel. In wireless communications, we provide products for companies including Bang & Olufsen, LG, Maxon, RTX, Vtech and Wistron. In Internet computing, we provide a wide array of memory components for companies including Asustek, Compal, Dell, FIC, Gigabyte, HP, IBM, Inventec, LG, Mitac, Quanta, Samsung, Trigem Computer Inc. and Wistron.

The following tables illustrate the geographic regions in which our customers or licensees operate based on the country to which the product is shipped or license revenue is generated.

| | Year ended December 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| United States | $ 76,898 | $ 28,592 | $ 21,871 |
| Europe | 28,376 | 21,332 | 10,599 |
| Japan | 66,635 | 23,549 | 28,465 |
| Korea | 42,986 | 22,039 | 30,321 |
| Taiwan | 133,677 | 110,847 | 91,219 |
| China (including Hong Kong) | 90,839 | 57,146 | 70,609 |
| Other Asian countries | 48,102 | 28,157 | 21,574 |
| Rest of world | 2,748 | 2,368 | -- |
| | $ 490,261 | $ 294,030 | $ 274,658 |

### *Sales and Distribution*

We sell a majority of our products to customers in Asia through our manufacturers' representatives. We distribute a majority of our products through our logistics center. We also sell and distribute our products in North America and Europe through manufacturers' representatives and distributors. Our manufacturer representative and distributor relationships are generally cancelable, with reasonable notice, by the other party or us.

### *Applications*

As the Digital Consumer, Networking, Wireless Communications and Internet Computing industries continue to expand and diversify, new applications are likely to be developed. We believe our products are designed to address this expanding set of applications:

| Digital Consumer | | Networking | Wireless Communications | Internet Computing |
|---|---|---|---|---|
| TV Replayer | Set-top Box | VoIP | Cellular Phone | Network PC |
| Digital TV | CD-ROM Drive | DSL Modem | Data Pager | Notebook PC |
| Digital Camera | CD-RW Drive | Cable Modem | Cordless | Palm PC |
| Digital Camcorder | DVD-ROM Drive | V.90/56K Modem | Telephone | X-PC |
| DVD Player | DVD-RAM Drive | Wireless LAN | GPS on Cellular | Server |
| VCD Player | DVD-RW Drive | Network | Phone | PC Firmware Hub |
| MP3 Player | Web Browser | Interface Card | Bluetooth | Graphics Card |
| Video Game | Hand-held GPS | Router/Switch | Applications | Printer |
| PDA | Electronic Toys | | | Copier/Scanner |
| Electronic Book | Smart Cards | | | Bar Code Scanner |
| | Memory Cards | | | Thin Client System |

*Manufacturing*

We purchase wafers and sorted die from semiconductor manufacturing foundries, have this product shipped directly to subcontractors for packaging, testing, and finishing, and then ship the final product to our customers. Virtually all of our subcontractors are located in Asia.

*Wafer and Sorted Die.* During 2002, our major wafer fabrication foundries were TSMC, Sanyo, Samsung and Seiko-Epson. In 2002, wafer sort, which is the process of taking silicon wafers and separating them into individual die, was performed at Acer Testing, Inc., King Yuan Electronics Company, Limited, or KYE, Lingsen, Samsung, Sanyo, Seiko-Epson and TSMC. Although capacity is not guaranteed, under these arrangements, we generally receive preferential treatment regarding wafer pricing and capacity. In order to obtain, on an ongoing basis, an adequate supply of wafers, we have considered and will continue to consider various possible options, including equity investments in foundries in exchange for guaranteed production volumes, the formation of joint ventures to own and operate foundries and the licensing of our proprietary technology. In the first quarter of 2001, we invested $50.0 million in Grace Semiconductor Manufacturing Corporation, or GSMC. GSMC is located in Shanghai, People's Republic of China. GSMC is funded mostly by investors who reside outside of China. We anticipate that GSMC will begin to manufacture some of our products during 2003.

*Packaging, Testing and Finishing.* In the assembly process, the individual dies are assembled into packages. Following assembly, the packaged devices require testing and finishing to segregate conforming from nonconforming devices and to identify devices by performance levels. Currently, all devices are tested and inspected pursuant to our quality assurance program at our domestic or international subcontracted test facilities or at our test facilities in Sunnyvale, California before shipment to customers. Certain facilities currently perform consolidated assembly, packaging, test and finishing operations all at the same location. During 2002, most subcontracted facilities performing the substantial majority of our operations were in Taiwan. The subcontractors with the largest amount of our activity are KYE, Lingsen, and Powertech Technology, Incorporated, or PTI. We hold equity investments in three subcontractors: Apacer Technology, Inc., or Apacer, KYE and PTI. For newly released products, the initial test and finishing activities are performed at our Sunnyvale facility.

*Research and Development*

We believe that our future success will depend in part on the development of next generation technologies with reduced feature size. During 2000, 2001 and 2002, we spent $41.5 million, $50.4 million and $47.1 million, respectively, on research and development. Our research efforts are focused on process development and product development. Our research strategy is to collaborate with our partners to advance our technologies. We work simultaneously with several partners on the development of multiple generations of technologies. In addition, we allocate our resources and personnel into category-specific teams to focus on new product development. From time to time we invest in, jointly develop with, license or acquire technology from other companies in the course of developing products.

*Competition*

The semiconductor industry is intensely competitive and has been characterized by price erosion, rapid technological change and product obsolescence. We compete with major domestic and international semiconductor companies, many of whom have substantially greater financial, technical, marketing, distribution, manufacturing and other resources than us. Our low to medium density memory products, sales of which presently account for substantially all of our revenues, compete against products offered by Advanced Micro Devices, or AMD, Atmel, Intel, Macronix, STMicroelectronics and Winbond. Our high-density memory products, if developed, may compete with products offered by AMD, Atmel, Fujitsu, Intel, Mitsubishi, Samsung, Sharp Electronics and Toshiba. In addition, competition may come from alternative technologies such as ferroelectric random access memory device, or FRAM, technology.

The competition in the existing markets for some of our product families, such as the FlashFlex51 microcontroller product family and the ADC, ADM, and CompactFlash Card product families, is extremely intense. We compete principally with major companies such as Atmel, Intel, Microchip Technology, Motorola and Philips in the microcontroller market and with Hitachi, M-Systems and SanDisk in the memory card and memory module market. We may, in the future, also experience direct competition from our foundry partners. We have licensed to each foundry the right to fabricate certain products based on our proprietary technology and circuit design, and to sell such products worldwide, subject to royalty payments back to us.

We compete principally on price, reliability, functionality and the ability to offer timely delivery to customers. While we believe that our low and medium density products currently compete favorably on the basis of cost, reliability and functionality, it is important to note that our principal competitors have a significant advantage over us in terms of greater financial, technical and marketing resources. Our long-term ability to compete successfully in the evolving flash memory market will depend on factors both within and beyond our control, including access to advanced process technologies at competitive prices, successful and timely product development, wafer supply, product pricing, actions of our competitors and general economic conditions.

*Employees*

As of December 31, 2002, we employed 500 individuals on a full-time basis, all but 59 of whom reside in the United States. Of these 500 employees, 77 were employed in manufacturing support, 278 in engineering, 65 in sales and marketing and 80 in administration and finance. Our employees are not represented by a collective bargaining agreement, nor have we ever experienced any work stoppage related to strike activity. We believe that our relationship with our employees is good.

*Executive Officers and Directors*

The following table lists the names, ages and positions of our executive officers and directors as of December 31, 2002. There are no family relationships between any director or executive officer of SST. Executive officers serve at the discretion of our board of directors.

| Name | Age | Position |
|---|---|---|
| Bing Yeh (1)(4) | 52 | President and Chief Executive Officer and Director |
| Yaw Wen Hu | 53 | Senior Vice President, Operations and Process Development and Director |
| Derek Best | 52 | Senior Vice President, Sales and Marketing |
| Michael Briner | 55 | Senior Vice President, Application Specific Product Group |
| Isao Nojima | 58 | Vice President, Standard Memory Product Group |
| Paul Lui | 52 | Vice President, Special Product Group |
| Jeffrey L. Garon | 42 | Vice President, Finance and Administration and Chief Financial Officer and Secretary |
| Tsuyoshi Taira (1)(2)(3) | 64 | Director |
| Yasushi Chikagami (1)(2)(3) | 64 | Director |
| Ronald Chwang (1)(2)(3) | 54 | Director |

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Stock Option Committee
(4) Sole Member of Non-Officer Stock Option Committee

*Bing Yeh,* one of our co-founders, has served as our President and Chief Executive Officer and has been a member of our board of directors since our inception in 1989. Prior to that, Mr. Yeh served as a senior research and development manager of Xicor, Inc., a nonvolatile memory semiconductor company. From 1981 to 1984, Mr. Yeh held program manager and other positions at Honeywell Inc. From 1979 to 1981, Mr. Yeh was a senior development engineer of EEPROM technology of Intel Corporation. He was a Ph.D. candidate in Applied Physics and earned an Engineer degree at Stanford University. Mr. Yeh holds a M.S. and a B.S. in Physics from National Taiwan University.

*Yaw Wen Hu, Ph.D.,* joined us in July 1993 as Vice President, Technology Development. In 1997, he was given the additional responsibility of wafer manufacturing and, in August 1999, he became Vice President, Operations and Process Development. In January 2000, he was promoted to Senior Vice President, Operations and Process Development. Dr. Hu has been a member of our board of directors since September 1995. From 1990 to 1993, Dr. Hu served as deputy general manager of technology development of Vitelic Taiwan Corporation. From 1988 to 1990, he served as FAB engineering manager of Integrated Device Technology, Inc. From 1985 to 1988, he was the director of technology development at Vitelic Corporation. From 1978 to 1985, he worked as a senior development engineer in Intel Corporation's Technology Development Group. Dr. Hu holds a B.S. in Physics from National Taiwan University and a M.S. in Computer Engineering and a Ph.D. in Applied Physics from Stanford University.

*Derek Best* joined us in June 1997 as Vice President of Sales and Marketing. In June 2000 he was promoted to Senior Vice President, Sales & Marketing. Prior to joining SST he worked for Micromodule Systems, a manufacturer of high-density interconnect technology, as vice president marketing and sales world wide from 1992 to 1996. From 1987 to 1992 he was a co-founder and owner of Mosaic Semiconductor, a SRAM and module semiconductor company. Mr. Best holds an Electrical Engineering degree from Portsmouth University in England.

*Michael Briner* joined us as Vice President, Design Engineering in November 1997, and became Vice President, Products during 1999. He was promoted to Senior Vice President of Application Specific Product Group in February 2001. From 1993 to 1997, he served as vice president of design engineering for Micron Quantum Devices, Inc., a subsidiary of Micron Technology, Inc., chartered to develop and manufacture flash memory products. From 1986 through 1992, he served as director of design engineering for the Nonvolatile Division of Advanced Micro Devices, Inc. In this position, he was instrumental in helping AMD become a major nonvolatile memory manufacturer. Mr. Briner holds a B.S. in Electrical Engineering from the University of Cincinnati.

*Isao Nojima* joined us as Vice President, Memory Design and Product Engineering in March 1993 and became Vice President, Advanced Development in July 1997. He became Vice President of Standard Memory Product Group in July 2000. From 1990 to 1993, Mr. Nojima served as director of design engineering of Pioneer Semiconductor Corporation, now called Pericom, a manufacturer of semiconductors. From 1980 to 1990, he served as design manager of Xicor Inc., a nonvolatile semiconductor company. From 1977 to 1980, he served as a senior design engineer for Intel Corporation. From 1969 to 1976, he was a senior researcher at Toshiba's R&D Center in Japan. Mr. Nojima holds a B.S. and a M.S. in Electrical Engineering from Osaka University in Japan.

*Paul Lui* joined us as Vice President and General Manager of the Linvex Product Line in June 1999 and became Vice President, Special Product Group in June 2001. From 1994 to 1999, he was the president and founder of Linvex Technology Corporation. From 1987 to 1994, he was the president and chief executive officer of Macronix, Inc. From 1981 to 1985, he served as group general manager at VLSI Technology, Inc. where he was responsible for transferring that company's technology to Korea. In addition, Mr. Lui has held senior engineering positions at the Synertek Division of Honeywell and McDonnell Douglas. Mr. Lui holds a M.S.E.E. degree from University of California, Berkeley and a B.S. degree in Electrical Engineering and Mathematics from California Polytechnic State University, San Luis Obispo.

*Jeffrey L. Garon* joined us as Chief Financial Officer and Vice President, Finance and Administration and Secretary in March 1998. From 1994 to 1998, Mr. Garon served as president and senior operating officer of the Garon Financial Group, Inc., a venture capital and venture consulting firm specializing in start-ups, turnarounds and restarts. From 1993 to 1994, he served as a vice president and chief financial officer of Monster Cable Products,

Inc., a leading provider of audio cables and supplies to consumers and the consumer electronic retail channel. Prior to 1993, Mr. Garon held senior financial positions with Visual Edge Technology, Inc., a provider of large format digital imaging systems, Oracle Corporation, Ashton-Tate Corporation and Teledyne Microelectronics. Mr. Garon holds a B.S. in Business Administration Finance from California State University, Northridge and a M.B.A. from Loyola Marymount University.

*Tsuyoshi Taira* has been a member of our board of directors since July 1993. Mr. Taira served as president of Sanyo Semiconductor Corporation from 1986 to 1993. Mr. Taira was chairman of the Sanyo Semiconductor Corporation from 1993 to 1996. Mr. Taira left the Sanyo Semiconductor Corporation in August, 1996. Mr. Taira currently owns and runs a marketing and management consulting company, Tazan International, Inc. Mr. Taira holds a B.S. from Tokyo Metropolitan University.

*Yasushi Chikagami* has been a member of our board of directors since September 1995. Mr. Chikagami has been chairman of Arise, Inc since 2000. Mr. Chikagami has also served as director of World Peace Group International Ltd. since 2002 and Trident Microsystems, Inc. since 1993. Mr. Chikagami holds a B.S. in Agricultural Engineering from Taiwan University and a M.S. in engineering from University of Tokyo.

*Ronald Chwang, Ph.D.,* has been a member of our board of directors since June 1997. Dr. Chwang has been the Chairman and President of Acer Technology Ventures, America, a venture capital management company, since 1997. Dr. Chwang currently serves actively on the board of directors of several private companies. He also serves on the board of ALi Corporation (previously called Acer Laboratories Inc.), Ambit Microsystems Corp. in Taiwan and ATI Technologies Inc. in Canada since February 2003. From 1986 to 1997, Dr. Chwang was with various Acer entities, serving in executive positions leading business units engaged in ASIC products, computer peripherals, and Acer-Altos server system, including from 1992 to 1997 as president and chief executive officer of Acer America Corporation. Before joining the Acer entities, Dr. Chwang worked for several years in development and management positions at Intel in Oregon and Bell Northern Research in Ottawa, Canada. Dr. Chwang holds a B.S. in Electrical Engineering from McGill University and a Ph.D. in Electrical Engineering from the University of Southern California.

***Available Information***

We were incorporated in California in 1989. We make available free of charge on or through our Internet website, http://www.sst.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

**Item 2. Properties**

As of January 31, 2003, we leased six major facilities totaling approximately 188,000 square feet in Sunnyvale, California in which our executive offices, principal manufacturing engineering, research and development and testing facilities are located. In Sunnyvale we currently occupy five of these facilities totaling approximately 168,000 square feet. The leases on five facilities expire in 2005 and the lease on one facility expires in 2010. We also have approximately 20,000 square feet of office space in various international sites with expiration dates ranging from 2003 to 2012. We believe these facilities are adequate to meet our needs for at least the next 12 months.

**Item 3. Legal Proceedings**

On January 3, 1996, Atmel Corporation sued us in the U.S. District Court for the Northern District of California. Atmel's complaint alleged that we willfully infringe five U.S. patents owned by or exclusively licensed to Atmel. Atmel later amended its complaint to allege infringement of a sixth patent. Regarding each of these six patents, Atmel sought a judgment that we infringe the patent, an injunction prohibiting future infringement, and treble damages, as well as attorney's fees and expenses.

On two of the six patents, the District Court ruled by summary judgment that we did not infringe. Two of the other patents were invalidated by another U.S. District Court in a proceeding to which we were not a party, but this decision was later reversed by the Federal Circuit Court of Appeals. As discussed below, as the result of a ruling in another case, Atmel has withdrawn its allegations as to another patent ("the '747 patent"). At this point, three patents remain at issue in Atmel's District Court case against us ("the '811, '829 and '903 patents"). As all of these patents have expired, Atmel cannot obtain an injunction against the sale of our products.

On February 17, 1997, Atmel filed an action with the International Trade Commission, or ITC, against two suppliers of our parts, involving four of the six patents that Atmel alleged that we infringed in the District Court case above. We intervened as a party to that investigation.

On October 16, 2000, the ITC found the '903 patent valid and infringed, and ruled that we could not import into the United States certain products that use the claimed circuit made by one of our suppliers. The ITC also ruled that we do not infringe the '811 and '829 patents. We appealed from the Limited Exclusion Order, and in August 2001 the Court of Appeals for the Federal Circuit issued an opinion giving its reasons for denying that appeal. The '903 patent and the ITC's Limited Exclusion Order expired on September 14, 2001.

On January 14, 2002, the court in *Atmel Corp. v. Macronix America, Inc.* denied Atmel's motion to correct the '747 patent. We intervened as a party in the Macronix case for purposes of opposing that motion. As a result of the Court's decision, Atmel withdrew its claims against us based on the '747 patent.

A jury trial on the '811 and '829 patents began on April 8, 2002. The jury found that we willfully infringed those patents, and awarded Atmel $20.0 million in actual damages. On May 7, 2002, the Court entered judgment in the total amount of $36.5 million, which includes the original $20.0 million. The '811 and '829 patents expired in February 2002. Therefore, we are not precluded from selling any of our products. We believe that there were significant errors in both the infringement and the damages verdicts, and filed a Notice of Appeal on July 16, 2002. On October 7, 2002, we filed our opening brief in that appeal. Our final reply brief was filed on January 16, 2003. Atmel filed its final brief on January 30, 2003. The Court of Appeals will likely schedule oral arguments sometime in 2003. We do not expect a decision until sometime in mid-to-late 2003. Atmel has agreed to stay its enforcement of this judgment pending our appeal. In July 2002, we posted a bond in the amount of $36.5 million pending the appeal. In connection with the bond, we have pledged cash, cash equivalents and available-for-sale investments in the amount of $36.5 million. As of December 31, 2002, this amount is included in restricted cash, cash equivalents and available-for-sale investments in our balance sheet.

Trial on the '903 patent was severed and heard before a jury beginning on July 29, 2002. The court ruled that we infringed that patent, so the jury was asked to decide whether the patent is valid and, if so, assess what, if any, damages are due Atmel. The jury was unable to unanimously decide whether the '903 patent is valid, and a mistrial was declared. The Court denied Atmel's request to schedule a retrial until the appeals of the verdict regarding the '811 and '829 patents are decided.

From time to time, we are also involved in other legal actions arising in the ordinary course of business. We have incurred certain costs while defending these matters. There can be no assurance the Atmel complaint or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future which may adversely impact gross margins. No estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies. As a result, no losses have been accrued in our financial statements as of December 31, 2002.

### Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted during the fourth quarter to a vote of security holders.

PART II

## Item 5. Market for Registrant's Common Stock and Related Shareholder Matters

*Price Range of Common Stock*

The principal U.S. market for our Common Stock is The Nasdaq Stock Market's National Market. The only class of our securities that is traded is our Common Stock. Our Common Stock has traded on The Nasdaq Stock Market's National Market since November 21, 1995, under the symbol SSTI. The following table sets forth the quarterly high and low closing sales prices of the Common Stock for the period indicated as reported by The Nasdaq Stock Market. These prices do not include retail mark-ups, markdowns, or commissions. The closing sales price of our Common Stock on December 31, 2002, the last trading day in 2002, was $4.04.

| **2001** | | **High Close** | **Low Close** |
|---|---|---|---|
| First Quarter: | January 1 - March 31, 2001 | $ 19.00 | $ 8.63 |
| Second Quarter: | April 1 - June 30, 2001 | 12.01 | 5.90 |
| Third Quarter: | July 1 - September 30, 2001 | 10.09 | 4.03 |
| Fourth Quarter: | October 1 - December 31, 2001 | 14.02 | 4.35 |
| **2002** | | **High Close** | **Low Close** |
| First Quarter: | January 1 - March 31, 2002 | $ 11.25 | $ 6.52 |
| Second Quarter: | April 1 - June 30, 2002 | 12.51 | 7.80 |
| Third Quarter: | July 1 - September 30, 2002 | 7.32 | 3.91 |
| Fourth Quarter: | October 1 - December 31, 2002 | 7.50 | 2.90 |
| **2003** | | **High Close** | **Low Close** |
| First Quarter: | January 1 - March 14, 2003 | $ 4.78 | $ 2.25 |

*Approximate Number of Equity Security Holders*

As of December 31, 2002, there were approximately 255 record holders of our Common Stock.

*Dividends*

We have never paid a cash dividend on our Common Stock and we intend to continue to retain earnings, if any, to finance future growth. Accordingly, we do not anticipate the payment of cash dividends to holders of Common Stock in the foreseeable future.

*Equity Compensation Plan Information*

Information regarding our equity compensation plans will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the caption "Compensation - Equity Compensation Plan Information," and is incorporated by reference into this report. All of our equity compensation plans have been approved by our shareholders.

## Item 6. Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this report. Certain amounts in our prior years consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications have no impact on our previously reported net income (loss).

| | Year ended December 31, | | | | |
|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | 2002 |
| | (in thousands, except per share data) | | | | |
| **Consolidated Statements of Operations Data:** | | | | | |
| Net revenues: | | | | | |
| Product revenues - unrelated parties | $ 51,611 | $ 99,769 | $ 408,708 | $ 168,593 | $ 100,620 |
| Product revenues - related parties | 15,264 | 18,473 | 66,608 | 90,025 | 143,401 |
| License revenues | 2,536 | 6,552 | 14,945 | 35,412 | 30,637 |
| Total net revenues | 69,411 | 124,794 | 490,261 | 294,030 | 274,658 |
| Cost of revenues | 62,703 | 94,652 | 264,139 | 248,161 | 206,246 |
| Gross profit | 6,708 | 30,142 | 226,122 | 45,869 | 68,412 |
| Operating expenses: | | | | | |
| Research and development | 14,527 | 18,199 | 41,535 | 50,380 | 47,069 |
| Sales and marketing | 7,290 | 10,576 | 27,968 | 26,794 | 25,498 |
| General and administrative | 4,592 | 3,800 | 14,966 | 17,855 | 17,097 |
| Other | -- | 2,011 | 3,911 | 1,346 | -- |
| Total operating expenses | 26,409 | 34,586 | 88,380 | 96,375 | 89,664 |
| Income (loss) from operations | (19,701) | (4,444) | 137,742 | (50,506) | (21,252) |
| Interest and other income | 1,573 | 730 | 10,510 | 7,350 | 3,197 |
| Interest expense | (31) | (214) | (691) | (338) | (214) |
| Impairment of equity investments | -- | -- | -- | (3,274) | (7,757) |
| Income (loss) before provision for (benefit from) income taxes | (18,159) | (3,928) | 147,561 | (46,768) | (26,026) |
| Provision for (benefit from) income taxes | (571) | 88 | 41,813 | (17,772) | (10,931) |
| Net income (loss) | $ (17,588) | $ (4,016) | $ 105,748 | $ (28,996) | $ (15,095) |
| Net income (loss) per share - basic | $ (0.26) | $ (0.06) | $ 1.23 | $ (0.32) | $ (0.16) |
| Net income (loss) per share - diluted | $ (0.26) | $ (0.06) | $ 1.13 | $ (0.32) | $ (0.16) |
| **Consolidated Balance Sheet Data:** | | | | | |
| Total assets | $ 56,138 | $ 88,806 | $ 512,590 | $ 446,760 | $ 440,606 |
| Long-term obligations | $ 663 | $ 446 | $ 279 | $ 1,793 | $ 1,873 |
| Shareholders' equity | $ 38,030 | $ 41,015 | $ 416,635 | $ 391,411 | $ 381,851 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below under the heading "Business Risks", as well as those discussed elsewhere in this report.

*Overview*

We are a leading supplier of flash memory semiconductor devices for the digital consumer, networking, wireless communication and Internet computing markets.

The semiconductor industry has historically been cyclical, characterized by periodic changes in business conditions caused by product supply and demand imbalance. When the industry experiences downturns, they often occur in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns are characterized by weak product demand, excessive inventory and accelerated declines of selling prices. In some cases, downturns, such as the one we have experienced since late 2000, have lasted for more than a year. Our business could be further harmed by industry-wide prolonged downturns in the future.

Our product sales are made primarily using short-term cancelable purchase orders. The quantities actually purchased by the customer, as well as shipment schedules are frequently revised to reflect changes in the customer's needs and in our supply of product. Accordingly, our backlog of open purchase orders at any given time is not a meaningful indicator of future sales. Changes in the amount of our backlog do not necessarily reflect a corresponding change in the level of actual or potential sales.

We derived 77.6%, 80.7% and 88.5% of our net product revenues during 2000, 2001 and 2002, respectively, from product shipments to Asia. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia.

Our top ten end customers, which excludes transactions through stocking representatives and distributors, accounted for 19.3%, 31.5% and 36.8% of our net product revenues in 2000, 2001 and 2002, respectively.

No single end customer, which we define as original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, contract electronic manufacturers, or CEMs, or end users, represented 10.0% or more of our net product revenues during 2000, 2001 and 2002.

Since March 2001, we have been increasing our out-sourcing activities for our customer service logistics to support our customers. Currently Silicon Professional Technology Ltd., or SPT, supports our customers in Taiwan, China and other Southeast Asia countries. SPT provides planning, warehousing, delivery, billing, collection and other logistic functions for us in these regions. SPT is a wholly-owned subsidiary of one of our stocking representatives in Taiwan, Professional Computer Technology Limited, or PCT. Please see a description of our relationship with PCT under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Related Party Transactions."

Products shipped to SPT are accounted for as consigned inventory, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. For the years ended December 31, 2001 and 2002, SPT serviced end customer sales accounting for 29.7% and 57.4% of our net product revenues recognized. We ship products to, and have accounts receivable from, OEMs, ODMs, CEMs, stocking representatives, distributors, and our logistics center. Our stocking representatives, distributors and logistics center reship our products to our end customers, including OEMs, ODMs, CEMs and end users. No stocking representative or distributor serviced more than 10.0% of our end customer sales in 2000, 2001 or 2002.

As of December 31, 2001, SPT, our logistics center, represented 48.8% of our accounts receivable and Actron Technology Co., a stocking representative, represented 21.9% of our accounts receivable. As of December 31, 2002, SPT represented 68.5% of our accounts receivable.

*Results of Operations: Years Ended December 31, 2000, 2001 and 2002*

## Net Revenues

Net revenues were $274.7 million in 2002 compared to $294.0 million in 2001 and $490.3 million in 2000. Net revenues for 2002 decreased compared to 2001 primarily due to decreased average selling prices for our products, partially offset by increased unit shipments. Net revenues decreased from 2000 to 2001 due to decreased unit shipments of our products and due to decreased average selling prices. Average selling prices fluctuate due to a number of factors including the overall supply and demand for our products in the marketplace, maturing product cycles and changes in general economic conditions.

*Product Revenues.* Product revenues were $244.0 million in 2002, $258.6 million in 2001 and $475.3 million in 2000. Product revenues for 2002 decreased compared to 2001 primarily due to decreased average selling prices by approximately 36.5%, partially offset by increased unit shipments of our products by approximately 31.6%. The decrease from 2000 to 2001 was primarily due to decreased unit shipments of our products by approximately 15.8% and decreased average selling prices for our products of approximately 29.1%. Shipping volumes fluctuate due to overall industry supply and demand.

*License Revenues.* Revenues from license fees and royalties were $30.6 million in 2002, $35.4 million in 2001 and $14.9 million in 2000. On October 1, 2000, we announced a settlement in our lawsuit with Winbond Electronics of Taiwan. During 2000 and 2001, Winbond paid us $10.4 million and $20.0 million, respectively, under a settlement agreement. No further back royalty payments are required after 2001 under this legal settlement. Although the settlement payments have ceased, Winbond continues to pay royalties. The decrease from 2001 to 2002 was primarily due to the termination of license fees received as part of our legal settlement with Winbond during 2001, offset by increases in upfront license fees and royalty payments received from our licensees during 2002. The increase from 2000 to 2001 was primarily due to license fees received from Winbond as part of a legal settlement totaling $20.0 million in 2001. We anticipate that license revenues may fluctuate significantly in the future.

## Gross Profit

Gross profit was $68.4 million, or gross margin of 24.9% of net revenues, in 2002, $45.9 million, or 15.6% of net revenues, in 2001, and $226.1 million, or 46.1% of net revenues, in 2000. The increase in gross profit in 2002 when compared to 2001 is due primarily to a $72.2 million inventory valuation adjustment recorded in 2001. Gross profit in 2002 was reduced by decreases in average selling prices by approximately 36.5% and decreases in license revenues by $4.8 million. Gross profit decreased from 2000 to 2001 primarily due to inventory valuation adjustments of $72.2 million recorded in 2001, decreases in unit shipments by approximately 15.8%, decreases in average selling prices by approximately 29.1% and increases in anticipated warranty costs. In 2002, we recorded inventory valuation adjustments of $8.3 million. In 2000, we wrote down $4.3 million of inventory related to lower of cost or market and products that we determined to be excess or obsolete. Product gross margin was 15.5% in 2002, compared to 4.0% in 2001 and 47.6% in 2000. The increase in product gross margin from 2001 to 2002 relates to a $72.2 million inventory valuation adjustment recorded in 2001. Gross margin in 2002 was reduced by decreased average selling prices of our products by approximately 36.5%. The decrease in product gross margin from 2000 to 2001 was primarily due to decreased average selling prices of our products by approximately 29.1% and a $72.2 million inventory valuation adjustment recorded in 2001. For other factors affecting our gross profit, please also see "Business Risks - We incurred significant inventory valuation adjustments in 2001 and 2002 and we may incur additional significant inventory valuation adjustments in the future."

## Operating Expenses

Operating expenses consist of research and development, sales and marketing, general and administrative and other expenses. Operating expenses were $89.7 million, or 32.6% of net revenues, in 2002, as compared to $96.4 million or 32.8% of net revenues, in 2001, and $88.4 million, or 18.0% of net revenues, in 2000. The decrease from 2001 was primarily due to decreases of $2.3 million in wafer and mask expenses, $2.5 million in non-production engineering material expenses and $1.9 million in commissions expenses. The increase from 2000 to 2001 was due to hiring additional personnel, development of new products, improvements in our infrastructure, an increase in our bad debt expense, and an increase in our legal expenses in connection with the Atmel litigation, offset by the lack of profit sharing expenses. We anticipate that we will continue to devote substantial resources to research and development, sales and marketing and to general and administrative activities, and that these expenses may increase in dollars.

*Research and development.* Research and development expenses include costs associated with the development of new products, enhancements to existing products, quality assurance activities and occupancy costs. These costs consist primarily of employee salaries and benefits and the cost of materials such as wafers and masks. Research and development expenses were $47.1 million, or 17.1% of net revenues, in 2002, as compared to $50.4 million, or 17.1% of net revenues, in 2001, and $41.5 million, or 8.5% of net revenues, in 2000. Research and development expenses decreased from 2001 to 2002 by approximately 6.6% primarily due to decreases in wafer and mask expenses of approximately $2.3 million, non-production engineering material expenses of approximately $2.5 million and outside service expenses of approximately $910,000, offset by increased headcount and related costs of approximately $2.1 million. The increase in research and development expenses from 2000 to 2001 by approximately 21.3% was primarily due to increases in headcount and related costs of approximately $11.0 million, non-production engineering material expenses of approximately $2.6 million, depreciation related to purchases of new engineering equipment of $2.6 million, design costs of approximately $1.4 million and increased expenses related to engineering and mask costs of approximately $500,000, offset by a decrease in profit sharing expenses of approximately $8.9 million. We expect research and development expenses may increase in dollars.

*Sales and marketing.* Sales and marketing expenses consist primarily of commissions, headcount and related costs, as well as travel, entertainment and promotional expenses. Sales and marketing expenses were $25.5 million, or 9.3% of net revenues, in 2002, as compared to $26.8 million, or 9.1% of net revenues, in 2001, and $28.0 million, or 5.7% of net revenues, in 2000. The decrease in sales and marketing expenses from 2001 to 2002 by approximately 4.8% was primarily due to decreased commissions expenses for the current year of approximately $1.9 million primarily due to decreased product revenues and decreased marketing expenses of approximately $692,000, offset by increased headcount and related costs of approximately $1.2 million, including a $510,000 expense recorded for a bonus to our senior vice president of sales and marketing. The decrease in sales and marketing expenses from 2000 to 2001 by approximately 4.2% was primarily due to decreases in commissions of approximately $2.3 million and profit sharing expenses of approximately $2.8 million, offset by increases in headcount related costs of approximately $3.3 million and patent costs of approximately $756,000. We expect sales and marketing expenses may increase in dollars as we continue to expand our sales and marketing efforts. In addition, fluctuations in revenues will cause fluctuations in sales and marketing expenses as it impacts our commissions expenses.

*General and administrative.* General and administrative expenses consist of salaries and related costs for administrative, executive and finance personnel, recruiting costs, professional services and legal fees and allowances for doubtful accounts. General and administrative expenses were $17.1 million, or 6.2% of net revenues, in 2002, as compared to $17.9 million, or 6.1% of net revenues, in 2001, and $15.0 million, or 3.1% of net revenues, in 2000. The decrease in general and administrative expenses from 2001 to 2002 by approximately 4.2% was primarily due to decreased professional service expenses of approximately $1.0 million and decreased bank fees of approximately $486,000, offset by increased bad debt expenses of approximately $795,000. General and administrative expenses increased from 2000 to 2001 by approximately 19.3% primarily due to increases in expenses related to bad debt expenses of approximately $1.8 million, headcount and related costs of approximately $2.0 million, and depreciation and amortization of approximately $838,000, offset by a decrease in profit sharing expenses of approximately $2.1 million. We anticipate that general and administrative expenses may increase in dollars as we scale our facilities, infrastructure, and headcount to support our overall expected growth. We may also incur additional expenses in connection with the Atmel litigation. For further information on this litigation see "Legal Proceedings."

*Other operating expenses.* There was no other operating expenses recorded in 2002. In 2001, other operating expenses of $1.3 million, or 0.5% of net revenues, was comprised of $590,000 related to an expense for impairment of intangible assets and a $756,000 period charge related to an operating lease for an abandoned building. This charge represents the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge is an estimate and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. We may be unable to secure subtenants for such space due to the recent decrease in demand for commercial rental space in Silicon Valley. If we are not successful in subleasing our unused office space, we may be required to take an additional period charge for the balance of the future lease cost.

A charge of $3.9 million, or 0.8% of net revenues, in 2000, relates to the expense for in-process research and development incurred during the acquisition of Agate Semiconductor Inc. Refer also to Note 8 of the Notes to the Consolidated Financial Statements. The fair value of Agate's patents, workforce, and the technology then under development was determined by an independent appraiser using the income approach for the patents and technology and the cost approach for the workforce. The income approach discounts expected future cash flows to present value. The discount rates used in the present value calculations were derived from a weighted average cost of capital analysis, adjusted upward by a premium of 20% to reflect additional risks inherent in the development life cycle. We believe that the pricing model relating to this acquisition is consistent within the high-technology industry. We do not expect to achieve a material amount of the expense reductions or synergies as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include anticipated cost savings. In-process research and development valued at $3.9 million consisted of a single project to develop a high-density flash memory device targeted for high-density, mass data storage applications. At the time of the acquisition the estimated cost to complete the project was $2.0 to $3.0 million and the design of this device was approximately 50% complete. The risk adjusted discount rate relating to in-process technology was determined by the independent appraiser to be 40.5%. As of December 31, 2002, the design of this device was 100% completed.

We expected the project to be completed and to begin to generate cash flows within 12 to 18 months from the date of the acquisition. However, development of this flash memory device and its viability remained a significant risk due to the remaining effort to achieve technical viability, rapidly changing customer markets, uncertain standards for new products and significant competitive threats from numerous companies. Failure to bring this device to market in a timely manner could result in a lost opportunity to capitalize on emerging markets. Failure to achieve the expected levels of revenues and net income from this flash memory device may negatively impact the return on the investment expected at the time of the acquisition and potentially result in impairment of other assets related to the development activities.

During the quarter ended December 31, 2001, due to the delays in completing this first flash memory device using the Agate technology, we recorded an expense for impairment of intangible assets of $590,000. The assets related to patents acquired as part of the acquisition of Agate Semiconductor Inc. in December 2000. We reviewed the recoverability of the recorded amounts based on expected future cash flows (un-discounted and before interest) from use of these assets and then determined the impairment loss of $590,000 based on the difference between the net book value of the assets and the estimated fair value of the assets.

*Interest and other income.* Interest and other income was approximately $3.2 million, or 1.2% of net revenues, during 2002, as compared to $7.4 million, or 2.5% of net revenues, during 2001, and $10.5 million, or 2.1% of net revenues, during 2000. Interest income decreased in dollars from 2001 to 2002 primarily due to decreasing interest rates on invested cash. Interest income decreased from 2000 to 2001 due to a decrease in cash, cash equivalents and available-for-sale investments and due to declined interest rates.

*Interest expense.* Interest expense was approximately $214,000 during 2002 as compared to $338,000 during 2001 and $691,000 during 2000. Interest expense in 2002 and 2001 relates to interest and fees under our line of credit and to our notes payable. We terminated our line of credit in July 2002. Interest expense in 2000 relates to borrowing prior to the completion of a follow-on public offering and to fee activity under our line of credit.

*Impairment of equity investments.* In 2000, we acquired a 10.0% interest in Apacer, a privately held company located in Taiwan that designs, manufactures and markets memory modules, for approximately $9.9 million in cash. Our investment in Apacer was valued at cost. Bing Yeh, our President and CEO and Board Director, is a member of Apacer's Board of Directors. In 2001, we invested an additional $2.1 million in Apacer. In August 2002, we made an additional investment of $181,000. At the end of the third quarter of 2002, we determined that a continued and significant decline in Apacer's price per share was other than temporary, and accordingly, in the third quarter of 2002, we recorded a period charge to impairment of equity investments of approximately $7.8 million to write down our investment in Apacer to $4.4 million which was determined using the price per share paid for the additional investment in August 2002.

During 2001, KYE, a company in which we have an investment, completed an initial public offering on the Taiwan Stock Exchange. Since the initial public offering there had been a significant decline in the market value of the investment. We had concluded that the decline in value is "other-than-temporary" and a write down of $3.3 million was necessary as of December 31, 2001. The investment was written down to $1.3 million based on the quoted market price as of December 31, 2001. As of December 31, 2002, the recorded value of our KYE investment was approximately $1.4 million based on the quoted market price as of the balance sheet date.

**Provision for (Benefit from) Income Taxes**

Our income tax benefit of $10.9 million in 2002 consisted of a 42.0% tax rate on our loss before income taxes. In 2001, our income tax benefit of $17.8 million consisted of a 38.0% tax rate on loss before income taxes. This compares with provision for income taxes of approximately $41.8 million, or 28.3%, in 2000. In 2003, we plan to implement an international tax structure. We expect our tax rate for 2003 to be zero percent. Our tax rate may change depending on our profitability and the timing of the implementation of certain tax planning strategies. As of December 31, 2002, we have total short-term and long-term deferred tax assets of $22.3 million. If we continue to incur net losses in the future and the realization of the deferred tax assets through future taxable income becomes uncertain, we may be required to provide a valuation allowance for our deferred tax assets. See Note 11 of the Notes to the Consolidated Financial Statements.

**Segment Reporting**

We manage our business in four reportable segments: SMPG, ASPG, SPG and Technology Licensing. Refer to Note 12 of the Notes to the Consolidated Financial Statements for revenue and gross profit information by reportable segment.

SMPG includes our three standard flash memory product families: the SSF family, the MPF family and the MTP family. SMPG revenues increased from $152.2 million in 2001 to $169.0 million in 2002 primarily due to increased unit shipments, offset by decreased average selling prices. Gross margin increased from negative 21.7% in 2001 to 7.5% in 2002 for this segment primarily due to the inventory valuation adjustments to cost of sales during 2001 and changes in product mix. SMPG revenues decreased from $401.2 million in 2000 to $152.2 million in 2001 due primarily to decreased unit shipments and lower average selling prices. Gross margin decreased from 42.5% in 2000 to negative 21.7% in 2001 for this segment primarily due to the inventory valuation adjustments to cost of sales during 2001, decreased unit shipments and decreased average selling prices.

ASPG includes Concurrent SuperFlash, Serial Flash, FWH and LPC flash products. ASPG also includes flash embedded controllers such as the FlashFlex51 flash microcontroller and the ATA controller. ASPG revenues decreased from $98.1 million in 2001 to $68.6 million in 2002 primarily due to decreased average selling prices offset by increased unit shipments. Gross margin decreased from 44.6% in 2001 to 34.3% in 2002 primarily due to decreased average selling prices and changes in product mix. ASPG revenues increased from $56.4 million in 2000 to $98.1 million in 2001 due primarily to increased unit shipments of our FWH products, which were introduced in early 2000. Gross margin decreased from 58.6% in 2000 to 44.6% in 2001 due to decreased average selling prices and inventory valuation adjustments to cost of sales in 2001.

SPG includes ComboMemory, ROM/RAM Combos and other special flash products. SPG revenues decreased from $8.2 million in 2001 to $6.4 million in 2002 primarily due to decreases in unit shipments and average selling prices. Gross margin increased from negative 4.8% in 2001 to 24.5% in 2002 for this segment due to changes in the mix of the types of products sold between the reporting periods and inventory valuation adjustments to cost of sales in 2001. SPG revenues decreased from $17.8 million in 2000 to $8.2 million in 2001 due primarily to decreased unit shipments and lower average selling prices. Gross margin decreased from 42.8% in 2000 to negative 4.8% in 2001 for this segment due to changes in the mix of the types of products sold between the reporting periods and inventory valuation adjustments to cost of sales in 2001.

Revenue and gross profit related to Technology Licensing was $30.6 million for 2002, $35.4 million for 2001 and $14.9 million for 2000. On October 1, 2000, we announced a settlement of our lawsuit with Winbond Electronics of Taiwan. During 2000 and 2001, Winbond paid us $10.4 million and $20.0 million, respectively, under a settlement agreement. No further back royalty payments are required after 2001 under this legal settlement. Although the settlement payments have ceased, Winbond continues to pay royalties. The decrease from 2001 to 2002 was primarily due to the termination of license fees received as part of our legal settlement with Winbond during 2001, offset by increases in upfront license fees and royalty payments received from our licensees during 2002. The increase from 2000 to 2001 was primarily due to license fee received from Winbond as part of a legal settlement totaling $20.0 million in 2001. We anticipate that license revenues will fluctuate significantly in the future.

**Related Party Transactions**

The following table is a summary of our related party revenues and purchases (in thousands):

| | Year Ended December 31, 2002 | |
|---|---|---|
| | Revenues | Purchases |
| Silicon Technology Co., Ltd | $ 2,089 | $ -- |
| Ambit Microsystems Corp | 269 | -- |
| Apacer Technology, Inc | 899 | 588 |
| Professional Computer Technology Limited | 141 | -- |
| Silicon Professional Technology Ltd | 140,003 | -- |
| King Yuan Electronics Company, Limited | -- | 18,163 |
| Powertech Technology, Incorporated | -- | 8,378 |
| | $ 143,401 | $ 27,130 |

| | Year Ended December 31, 2001 | |
|---|---|---|
| | Revenues | Purchases |
| Silicon Technology Co., Ltd | $ 3,728 | $ -- |
| Acer and related entities (1) | 5,129 | 290 |
| Apacer Technology, Inc | 280 | 626 |
| Professional Computer Technology Limited | 4,019 | -- |
| Silicon Professional Technology Ltd | 76,869 | -- |
| King Yuan Electronics Company, Limited | -- | 21,827 |
| Powertech Technology, Incorporated | -- | 9,031 |
| | $ 90,025 | $ 31,774 |

| | Year Ended December 31, 2000 | |
|---|---|---|
| | Revenues | Purchases |
| Silicon Technology Co., Ltd | $ 12,047 | $ -- |
| Acer and related entities (1) | 21,280 | 6 |
| Apacer Technology, Inc | 447 | 8 |
| Ocean Contract Manufacturing Ltd | 1,441 | -- |
| Professional Computer Technology Limited | 22,348 | -- |
| King Yuan Electronics Company, Limited | -- | 16,721 |
| Powertech Technology, Incorporated | 9,044 | 9,478 |
| | $ 66,608 | $ 26,213 |

(1) Excludes Apacer Technology, Inc. balances.

The following table is a summary of our related party accounts receivable and accounts payable and accruals (in thousands):

| | December 31, 2001 | | December 31, 2002 | |
|---|---|---|---|---|
| | Accounts Receivable | Accounts Payable and Accruals | Accounts Receivable | Accounts Payable and Accruals |
| Silicon Technology Co., Ltd | $ 192 | $ -- | $ 459 | $ -- |
| Acer and related entities (1) | 524 | 87 | -- | -- |
| Ambit Microsystems Corp | 113 | -- | -- | -- |
| Apacer Technology, Inc | 128 | 27 | 141 | 119 |
| Professional Computer Technology Limited | -- | 896 | -- | 73 |
| Silicon Professional Technology Ltd | 19,839 | 863 | 24,648 | 432 |
| King Yuan Electronics Company, Limited | -- | 3,621 | -- | 4,285 |
| Powertech Technology, Incorporated | -- | 2,523 | -- | 2,253 |
| | $ 20,796 | $ 8,017 | $ 25,248 | $ 7,162 |

(1) Excludes Ambit Microsystems Corp. and Apacer Technology, Inc. balances.

In 1996, we acquired a 14% interest in Silicon Technology Co., Ltd., or Silicon Technology, a privately held Japanese company, for approximately $939,000 in cash. Bing Yeh our President, CEO and Board Director also is a member of Silicon Technology's board. We acquired the interest in Silicon Technology in order to provide a presence for our products in Japan. We now have our own office in Japan, although Silicon Technology continues to sell our products to smaller customers. At December 31, 2002, our investment, which is carried at cost, represented approximately 9% of the outstanding equity of Silicon Technology. Our sales to Silicon Technology were made at prevailing market prices and the payment terms are consistent with the payment terms extended to our other customers. We are not obligated to provide Silicon Technology with any additional financing.

Dr. Ronald Chwang, a member of our Board of Directors, is also a director of Ambit Microsystems Corp., which is a related entity of Acer Incorporated, or Acer.

In 2000, we acquired a 10% interest in Apacer for approximately $9.9 million in cash. Apacer, a privately held Taiwanese company and a related entity of Acer, is a memory module manufacturer. Bing Yeh our President, CEO and Board Director also is a member of Apacer's board. In 2001, we invested an additional $2.1 million in Apacer. In August 2002, we made an additional investment of $181,000. The investment was written down to $4.4 million during 2002, refer to Note 10 of the Notes to the Consolidated Financial Statements. At December 31, 2002, our investment represented approximately 10% of the outstanding equity of Apacer. Our sales to the related Acer entities were made at prevailing market prices and the payment terms are consistent with the payment terms extended to our other customers. Our purchases from Apacer are made pursuant to purchase orders at prevailing market prices. We do not have a long-term contract with Apacer to supply us with products. If Apacer were to terminate its relationship with us, we believe that we would be able to procure the necessary products from other production subcontractors. We are not obligated to provide Apacer with any additional financing.

In 2000, we acquired a 15% interest in PCT, a privately held Taiwanese company, for approximately $1.5 million in cash. Bing Yeh our President, CEO and Board Director is also a member of PCT's board. PCT is one of our stocking representatives. In May 2002, we made an additional investment of $179,000 in PCT.

PCT earns commissions for point-of-sales transactions to its customers. PCT's commissions are paid at the same rate as all of our other stocking representatives in Asia. In 2000, 2001 and 2002 we paid sales commissions of approximately $2.0 million, $1.7 million and $2.3 million, respectively, to PCT.

In March 2001, PCT established a separate company and wholly-owned subsidiary, SPT, to provide planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan. SPT now services substantially all of our end customers based in Taiwan, China and other Southeast Asia countries. Product shipped to SPT is accounted for as consigned inventory and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. We pay SPT a fee based on a percentage of revenue for each product sold through SPT to our end customers. The fee paid to SPT covers the cost of warehousing and insuring inventory and accounts receivable, personnel costs required to maintain logistics and information technology functions and the costs to perform billing and collection of accounts receivable. SPT receives extended payment terms and must pay us whether or not they have collected the accounts receivable. We do not have any long-term contracts with SPT or PCT, and SPT and PCT may cease providing services to us at any time. If SPT or PCT were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions which would harm our business. We are not obligated to provide SPT or PCT with any additional financing.

In 2000, we acquired a 1% interest in KYE, a publicly held Taiwanese company, which is a production subcontractor, for approximately $4.6 million in cash. The investment was made in KYE in order to strengthen the relationship between us and KYE. During 2001, KYE completed an initial public offering on the Taiwan Stock Exchange. Accordingly, the investment has been included in long-term available-for-sale investments in the balance sheet as of December 31, 2001 and 2002. The investment was written down to $1.3 million during 2001 and is valued at $1.4 million as of December 31, 2002 based on the quoted market price as of the balance sheet date. Our purchases from KYE are made pursuant to purchase orders at prevailing market prices. We do not have a long-term contract with KYE to supply us with services. If KYE were to terminate its relationship with us we believe that we would be able to procure the necessary services from other production subcontractors. We are not obligated to provide KYE with any additional financing.

In 2000, we acquired a 3% interest in PTI, a privately held Taiwanese company, which is a production subcontractor, for approximately $2.5 million in cash. The investment is carried at cost. The investment was made in PTI in order to strengthen the relationship between us and PTI. Our purchases from PTI are made pursuant to purchase orders at prevailing market prices. We do not have a long-term contract with PTI to supply us with services. If PTI were to terminate its relationship with us we believe that we would be able to procure the necessary services from other production subcontractors. We are not obligated to provide PTI with any additional financing.

In 2001, we acquired a 9% interest in GSMC, a privately held Cayman Islands company with operations in China, which is a wafer foundry under construction, for approximately $50.0 million in cash. Bing Yeh our President, CEO and Board Director also is a member of GSMC's board. This investment is carried at cost. We anticipate that GSMC will begin to manufacture some of our products during 2003. We do not have a long-term contract with GSMC to supply us with products. We are not obligated to provide GSMC with any additional financing.

Mr. Yasushi Chikagami, a member of our board of directors, is also a member of the board of directors of Ocean Automation Ltd. Ocean Automation Ltd. and certain of its affiliates, such as Ocean Contract Manufacturing Ltd, are our customers. Our sales to the Ocean entities were made at prevailing market prices and the payment terms are consistent with the payment terms extended to our other customers.

**Critical Accounting Estimates**

Our critical accounting estimates are as follows:

- Revenue recognition;
- Allowance for sales returns;
- Allowance for doubtful accounts;
- Allowance for excess and obsolete inventory and lower of cost or market;
- Warranty accrual;
- Litigation costs;
- Valuation of equity investments; and
- Accounting for income taxes.

*Revenue recognition.* Sales to direct customers and foreign stocking representatives are recognized net of an allowance for estimated returns. When product is shipped to direct customers or stocking representatives, or by our distributors or SPT to end users, prior to recognizing revenue, we also require that evidence of the arrangement exists, the price is fixed or determinable and collection is reasonably assured. Our shipping terms are generally FOB shipping point and payment terms typically range from 30 to 75 days. Sales to distributors are made primarily under arrangements allowing price protection and the right of stock rotation on merchandise unsold. Because of the uncertainty associated with pricing concessions and future returns, we defer recognition of such revenues, related costs of revenues and related gross profit until the merchandise is sold by the distributor. Product shipped to SPT is accounted for as consigned inventory and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT.

Most of our technology licenses provide for the payment of up-front license fees and continuing royalties based on product sales. For license and other arrangements for technology that we are continuing to enhance and refine and under which we are obligated to provide unspecified enhancements, revenue is recognized over the lesser of the estimated period that we have historically enhanced and developed refinements to the technology, approximately two to three years (the upgrade period), or the remaining portion of the upgrade period from the date of delivery, provided all specified technology and documentation has been delivered, the fee is fixed or determinable and collection of the fee is reasonably assured. From time to time, we reexamine the estimated upgrade period relating to licensed technology to determine if a change in the estimated upgrade period is needed. Revenue from license or other technology arrangements where we are not continuing to enhance and refine technology or are not obligated to provide unspecified enhancements is recognized upon delivery, if the fee is fixed or determinable and collection of the fee is reasonably assured.

Royalties received under these arrangements during the upgrade period are recognized as revenue based on the ratio of the elapsed portion of the upgrade period to the estimated upgrade period. The remaining portions of the royalties are recognized ratably over the remaining portion of the upgrade period. Royalties received after the upgrade period has elapsed are recognized when reported to us, which generally coincides with the receipt of payment.

If we make different judgments or utilize different estimates in relation to the estimated period of technology enhancement and development, the amount and timing of our license and royalty revenues could be materially different.

*Allowance for sales returns.* We maintain allowances for sales returns for estimated product returns by our customers. We estimate our allowance for sales returns based on our historical return experience, current economic trends, changes in customer demand, known returns we have not received and other assumptions. The allowance for sales returns was $8.2 million, $4.5 million and $1.8 million as of December 31, 2000, 2001 and 2002, respectively. If we make different judgments or utilize different estimates, the amount and timing of our revenue could be materially different.

*Allowance for doubtful accounts.* We maintain allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments. We evaluate our allowance for doubtful accounts based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other assumptions. If we were to make different judgments of the financial condition of our customers or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts was $783,000, $2.8 million and $4.4 million as of December 31, 2000, 2001 and 2002, respectively.

*Allowance for excess and obsolete inventory and lower of cost or market.* Our inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventory is dependent on our estimate of future average selling prices, and, if our projected average selling prices are over estimated, we may be required to adjust our inventory value to reflect the lower of cost or market. Our inventories include high technology parts and components that are specialized in nature or subject to rapid technological obsolescence. We maintain allowance for inventory for potentially excess and obsolete inventories and those inventories carried at costs that are higher than their market values. Some of our customers have requested that we ship them product that has a finished goods date of manufacture that is less than one year old. In the event that this becomes a common requirement, it may be necessary for us to provide for an additional allowance for our on hand finished goods inventory with a date of manufacture of greater than one year old, which could result in additional inventory write-downs. Our allowance for excess and obsolete inventories includes an allowance for our on hand finished goods inventory with a date of manufacture of greater than two years old and for certain products with a date of manufacture of greater than one year old. If we determine that market conditions are less favorable than those projected by management, such as an unanticipated decline in average selling prices or demand not meeting our expectations, additional inventory write-downs may be required. The allowance for excess and obsolete inventories was $2.5 million, $47.7 million and $27.4 million as of December 31, 2000, 2001 and 2002, respectively.

*Warranty accrual.* Our products are generally subject to warranty and we provide for the estimated future costs of repair, replacement or customer accommodation upon shipment of the product in the accompanying statements of operations. Our warranty accrual is estimated based on historical claims compared to historical revenues and assumes that we have to replace products subject to a claim. For new products, we use our historical percentage for the appropriate class of product. Should actual product failure rates differ from our estimates, revisions to the estimated warranty liability would be required.

*Litigation costs.* From time to time, we are also involved in other legal actions arising in the ordinary course of business. We have incurred certain costs associated with defending these matters. There can be no assurance the Atmel complaint or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future which may adversely impact gross margins. As of December 31, 2002, no estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies. If additional information becomes available such that we estimate that there is a possible loss or possible range of loss associated with these contingencies, then we would record the minimum estimated liability, which could materially impact our results of operations and financial position.

*Valuation of equity investments.* We hold minority interests in companies having operations in the semiconductor industry. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring an impairment charge in the future. The recorded value of our equity investments at December 31, 2002 is $60.9 million.

*Accounting for income taxes.* If appropriate, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be unable to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax asset would be a charge to income in the period such determination was made. We have not provided any valuation allowance against our deferred tax assets as of December 31, 2000, 2001 or 2002 as we believe it is more likely than not that such assets will be realized.

**Recent Accounting Pronouncements**

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. We adopted SFAS No. 142 during the quarter ended March 31, 2002. The adoption of SFAS No. 142 did not have a significant impact on our financial position or results of operations and goodwill amortization recorded in prior periods was not material.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We are currently assessing the impact of SFAS No. 143 on our consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 applies to all long-lived assets, including discontinued operations, and consequently amends the accounting and reporting provisions of Accounting Principles Board

Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Division of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale and requires the measurement to be at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We adopted SFAS No. 144 during the quarter ended March 31, 2002. The adoption of SFAS No. 144 to date has not had a significant impact on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under Emerging Issues Task Force, or EITF, No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 and early application is encouraged. We will adopt SFAS No. 146 during the quarter ending March 31, 2003. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS No. 146. The effect of adoption of SFAS No. 146 will change on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred.

In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We have adopted the disclosure provision of FIN No. 45 for the year ended December 31, 2002 and we are currently assessing the impact of the recognition and measurement provisions of FIN No. 45 on our consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently assessing the impact of EITF Issue No. 00-21 on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure – an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. We have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the estimate of the market value of our stock at the date of the grant over the amount an employee must pay to acquire our stock. We have adopted the annual disclosure provisions of SFAS No. 148 in our financial reports for the year ended December 31, 2002 and will adopt the interim disclosure provisions for our financial reports for the quarter ending March 31, 2003. As the adoption of this standard involves disclosures only, we do not expect a material impact on our consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. We are currently reviewing our equity investments and associated relationships to determine if they are variable interest entities as defined by FIN No. 46. It is reasonably possible that we are the primary beneficiary of or hold a significant variable interest in a variable interest entity. The nature, purpose and activities of the potential variable interest entities is outlined in Note 13 of the Notes to the Consolidated Financial Statements. Our maximum exposure to loss as a result of our involvement with the potential variable interest entities is our investment in such entities as we are not obligated to provide any additional financing.

**Liquidity and Capital Resources**

*Operating activities.* Cash provided by operations was $23.4 million in 2002 and relates primarily to non-cash adjustments of $42.4 million, including depreciation and amortization of $9.8 million, provision for doubtful accounts of $3.0 million, provision for sales returns of $2.8 million, inventory valuation adjustments of $10.4 million, changes in deferred income taxes of $7.0 million, impairment of equity investments of $7.8 million and tax benefit from employee stock plans of $1.5 million. Further, cash provided from operations relates to decreases in accounts receivable from unrelated parties of $3.3 million and inventories of $16.0 million and increases in accounts payable to unrelated parties of $4.3 million and accrued expenses and other liabilities of $1.6 million. In 2002, cash provided from operating activities was reduced by increases in accounts receivable from related parties of $4.5 million and other current and non-current assets of $21.3 million and decreases in accounts payable to related parties of $564,000 and deferred revenue of $2.8 million. Our operating activities used cash of $22.5 million in 2001 primarily due to net loss of $29.0 million, increases in trade accounts receivable from related parties of $4.0 million and inventory of $108.9 million, and decreases in trade accounts payable from related and unrelated parties of $15.2 million, accrued expenses of $17.2 million and deferred revenue of $9.8 million. Cash used in operating activities was reduced by decreases in trade accounts receivable from unrelated parties of $55.1 million, other current and non-current assets of $3.4 million, and non-cash adjustments of $103.0 million, primarily relating to our provision for sales returns of $32.2 million, inventory valuation adjustments of $73.9 million, depreciation and amortization of $9.8 million, our provision for doubtful accounts receivable of $2.3 million, impairment of equity investment of $1.3 million and other operating expenses of $3.3 million, offset by $19.9 million from the change in deferred income taxes. The decrease in trade accounts receivable from unrelated parties relates to decreased shipment volume and decreased average selling prices. The increase in trade accounts receivable from related parties relates to SPT, our logistics center in Taiwan.

*Investing activities.* Cash used in investing activities was $17.0 million during 2002. Investing activities in 2002 were primarily related to capital expenditures of approximately $4.3 million and net purchases of available-for-sale investments and restricted cash of $11.1 million. In addition, during 2002 we invested $964,000 in Insyde Software Corporation, a Taiwanese company that completed an initial public offering on the Taiwan Stock Exchange in January 2003, made additional investments of $179,000 in PCT and $181,000 in Apacer and $333,000 in another investment. Our investing activities provided cash of approximately $2.1 million during 2001, primarily due to a total of $68.4 million cash from the excess sales and maturities of available-for-sale investments over the purchases of such investments, offset by $52.2 million used to acquire equity investments, of which $50.0 million was invested in GSMC. GSMC is a Cayman Islands company with wafer foundry operations under construction in China. Further, we invested approximately $13.7 million in capital expenditures and used approximately $498,000 of cash for the final payment of our Agate acquisition. We plan to continue to invest in capital equipment to be used primarily for test equipment and design engineering tools for research and development, information systems infrastructure, and leasehold improvements.

*Financing activities.* Our financing activities provided cash of approximately $3.8 million in 2002 and $5.0 million in 2001. During 2002, the cash provided was primarily from $4.1 million of common stock issued under our employee stock purchase plan and the exercise of employee stock options, offset by $316,000 in loan repayments. During 2001, cash provided was from $3.7 million of common stock issued under our employee stock purchase plan and the exercise of employee stock options and $1.8 million related to a loan from a landlord, offset by $491,000 in loan repayments and other financing activities. We terminated our line of credit on July 12, 2002.

Principal sources of liquidity at December 31, 2002 consisted of $150.9 million of cash, cash equivalents, and short-term and long-term available-for-sale investments. In July 2002, we posted a bond in the amount of $36.5 million for the Atmel litigation. In connection with the bond, we have pledged cash, cash equivalents and available-for-sale investments in the amount of $36.5 million. As of December 31, 2002, this amount is included in restricted cash, cash equivalents and available-for-sale investments in our balance sheet.

*Purchase Commitments.* As of December 31, 2002, we had outstanding purchase commitments with our foundry vendors of approximately $21.1 million for delivery in 2003. We have recorded a liability of $1.3 million for adverse purchase commitments.

In December 2000, we committed, subject to certain business conditions, to prepay $50.0 million to a vendor to secure increased wafer capacity in 2002 and 2003. We renegotiated this agreement in December 2002 and were released from our commitment.

*Lease Commitments.* We have long-term, non-cancelable building lease commitments. We are currently seeking subtenants for our unused office space. During the third quarter of 2001, we recorded a period charge to other operating expense of approximately $756,000 relating to an operating lease for an abandoned building. This charge represents the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge was an estimate and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. We may be unable to secure subtenants for such space due to the recent decrease in demand for commercial rental space in Silicon Valley. If we are not successful in subleasing our unused office space, we may be required to take an additional period charge for the balance of the future lease cost. At December 31, 2001 and 2002, payments made have reduced the recorded liability to $662,000 and $473,000 respectively. See also "Business Risks - If we are not successful in subleasing our unused office space, we may be required to take a period charge for the difference between the total future sublease income and our lease cost."

Future payments due under building lease, purchase commitments and other contractual obligations as of December 31, 2002 (in thousands):

| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
|---|---|---|---|---|---|
| Notes payable | $ 1,223 | $ 352 | $ 832 | $ 39 | $ -- |
| Operating leases | 25,145 | 5,162 | 8,869 | 5,007 | 6,107 |
| Purchase commitments | 21,064 | 21,064 | -- | -- | -- |
| Other long-term liability | 1,002 | -- | 402 | 181 | 419 |
| Total | $ 48,434 | $ 26,578 | $ 10,103 | $ 5,227 | $ 6,526 |

*Stock Purchase Plan.* In September 2001, our board of directors authorized the purchase of an aggregate of up to $15.0 million of our common stock. The purchases may be made in the open market at prevailing market prices or in negotiated transactions off the market, subject to compliance with applicable provisions of the California Corporation Code and in accordance with applicable federal and state securities laws and regulations. The stock purchase program was recently extended until October 31, 2003 and will stay in effect unless earlier revoked by our board of directors. As of December 31, 2002, no shares had been purchased under this program.

*Operating Capital Requirements.* We believe that our cash balances, together with funds we expect to generate from operations, will be sufficient to meet our projected working capital and other cash requirements through at least the next twelve months. However, there can be no assurance that future events will not require us to seek additional borrowings or capital and, if so required, that such borrowing or capital will be available on acceptable terms. Factors that could affect our short-term and long-term cash used or generated from operations and as a result, our need to seek additional borrowings or capital include:

- the average selling prices of our products;
- customer demand for our products;

- the need to secure future wafer production capacity from our suppliers;
- the timing of significant orders and of license and royalty revenue; and
- unanticipated research and development expenses associated with new product introductions.

Please also see "Business Risks - Our operating results fluctuate significantly, and an unanticipated decline in revenues may disappoint securities analysts or investors and result in a decline in our stock price."

In addition, on May 7, 2002, the court entered judgment against us in Atmel's lawsuit against us in the total amount of $36.5 million. In the event our appeal of this lawsuit is unsuccessful, we may have to pay this amount to Atmel. For more information, please also see "Business Risks – If we are accused of infringing the intellectual property rights of other parties we may become subject to time-consuming and costly litigation. If we lose, we could suffer a significant impact on our business and be forced to pay damages."

From time to time, we are also involved in other legal actions arising in the ordinary course of business. We have accrued certain costs associated with defending these matters. There can be no assurance the Atmel complaint or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future which may adversely impact gross margins. No estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies. As a result, no losses have been accrued in our financial statements as of December 31, 2002.

*Business Risks*

Risks Related to Our Business

**Our operating results fluctuate significantly, and an unanticipated decline in revenues may disappoint securities analysts or investors and result in a decline in our stock price.**

Although we were profitable in 2000, we incurred net losses for 2001 and 2002, and in fiscal 1998 and 1999. Our operating results have fluctuated significantly and our past financial performance should not be used to predict future operating results. Our recent quarterly and annual operating results have fluctuated, and may continue to fluctuate, due to the following factors, all of which are difficult to forecast and many of which are out of our control:

- the availability, timely delivery and cost of wafers or other manufacturing and assembly services from our suppliers;
- competitive pricing pressures and related changes in selling prices;
- fluctuations in manufacturing yields and significant yield losses;
- new product announcements and introductions of competing products by us or our competitors;
- product obsolescence;
- lower of cost or market, obsolescence or other inventory adjustments;
- changes in demand for, or in the mix of, our products;
- the gain or loss of significant customers;
- market acceptance of products utilizing our SuperFlash technology;
- changes in the channels through which our products are distributed and the timeliness of receipt of distributor resale information;
- exchange rate fluctuations;
- general economic, political and environmental-related conditions, such as natural disasters;
- increases in allowance for doubtful accounts;
- valuation allowances on deferred tax assets based on changes in estimated future taxable income;
- difficulties in forecasting, planning and management of inventory levels;
- unanticipated research and development expenses associated with new product introductions; and
- the timing of significant orders and of license and royalty revenue.

As recent experience confirms, a downturn in the market for products such as personal computers and cellular telephones that incorporate our products can also harm our operating results.

**Our operating expenses are relatively fixed, and we order materials in advance of anticipated customer demand. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.**

Our operating expenses are relatively fixed, and we therefore have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our projections. We may experience revenue shortfalls for the following reasons:

- sudden drops in consumer demand which may cause customers to cancel backlog, push out shipment schedules, or reduce new orders, possibly due to a slowing economy or inventory corrections among our customers;
- significant declines in selling prices that occur because of competitive price pressure during an over-supply market environment;
- sudden shortages of raw materials for fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers which, in turn, harm our ability to meet our sales obligations; and
- the reduction, rescheduling or cancellation of customer orders.

In addition, political or economic events beyond our control can suddenly result in increased operating costs. For example, the terrorist attacks of September 11, 2001 have resulted in a substantial increase to our business insurance costs. In addition, there is considerable public debate as to whether to require companies to record compensation expense on stock option grants. Such requirements, if enacted, would substantially increase our operating costs and impact our earnings per share.

**We incurred significant inventory valuation adjustments in 2001 and 2002 and we may incur additional significant inventory valuation adjustments in the future.**

We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventory is dependent on our estimate of future average selling prices, and, if our projected average selling prices are over estimated, we may be required to adjust our inventory value to reflect the lower of cost or market. As of December 31, 2002, we had $83.0 million of inventory on hand, a decrease of $25.2 million, or 23.3%, from December 31, 2001. Total valuation adjustments to inventory were $4.3 million in 2000, $72.2 million in 2001 and $9.2 million in 2002. Due to the large number of units in our inventory, even a small change in average selling prices could result in a significant adjustment and could harm our financial results. Some of our customers have requested that we ship them product that has a finished goods date of manufacture that is less than one year old. As of December 31, 2002, our allowance for excess and obsolete inventories includes an allowance for our on hand finished goods inventory with a date of manufacture of greater than two years old and for certain products with a date of manufacture of greater than one year old. In the event that this becomes a common requirement, it may be necessary for us to provide for an additional allowance for our on hand finished goods inventory with a date of manufacture of greater than one year old, which could result in a significant adjustment and could harm our financial results.

**Cancellations or rescheduling of backlog may result in lower future revenue and harm our business.**

Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business. We began to experience a sharp downturn in several of our markets late in the fourth quarter of 2000, as our customers reacted to weakening demand for their products. Although we had improvements in total units shipped in 2002 compared to 2001, our revenues declined in 2002 due to decreased average selling prices. Our business could be harmed by industry-wide fluctuations in the future.

**Our business may suffer due to risks associated with international sales and operations.**

During 2000, 2001 and 2002, our export product and licensing revenues accounted for approximately 84.3%, 90.3% and 92.0% of our net revenues, respectively. Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would harm our operating results. These risks include:

- difficulties in complying with regulatory requirements and standards;
- tariffs and other trade barriers;
- costs and risks of localizing products for foreign countries;
- reliance on third parties to distribute our products;
- extended accounts receivable payment cycles;
- potentially adverse tax consequences;
- limits on repatriation of earnings; and
- burdens of complying with a wide variety of foreign laws.

In addition, we have made equity investments in companies with operations in China, Japan and Taiwan. The value of our investments is subject to the economic and political conditions particular to their industry, their countries and to the global economy. If we determine that a change in the recorded value of an investment is other than temporary, we will adjust the value of the investment. Such an expense could have a negative impact on our operating results. During 2002 we determined that a decline in the value of our investment in Apacer was other than temporary and we wrote down the value of our investment by $7.8 million.

We derived 77.6%, 80.7% and 88.5% of our net product revenues from Asia during 2000, 2001 and 2002, respectively. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region. For example, during 1997 and 1998, several Asian countries where we do business, such as Japan, Taiwan and Korea, experienced severe currency fluctuation and economic deflation, which negatively impacted our revenues and also negatively impacted our ability to collect payments from customers. During this period, the lack of capital in the financial sectors of these countries made it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. Finally, the economic situation during this period exacerbated a decline in selling prices for our products as our competitors reduced product prices to generate needed cash.

It should also be noted that we are greatly impacted by the political, economic and military conditions in Taiwan. Taiwan and China are continuously engaged in political disputes and both countries have continued to conduct military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. Any of these events could delay production or shipment of our products. Any kind of activity of this nature or even rumors of such activity could harm our operations, revenues, operating results, and stock price.

**Terrorist attacks and threats, and government responses thereto, could harm our business.**

Terrorist attacks in the United States or abroad against American interests or citizens, U.S. retaliation for these attacks, threats of additional terrorist activity and the potential for war in Iraq has caused our customer base to become more cautious. Any escalation in these events or similar future events may disrupt our operations or those of our customers, distributors and suppliers, and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer spending in particular, which could harm our business.

**We do not typically enter into long-term contracts with our customers, and the loss of a major customer could harm our business.**

We do not typically enter into long-term contracts with our customers. In addition, we cannot be certain as to future order levels from our customers. In the past, when we have entered into a long-term contract, the contract has generally been terminable at the convenience of the customer.

**We depend on stocking representatives and distributors to generate a majority of our revenues.**

We rely on stocking representatives and distributors to establish and maintain customer relationships and to sell our products. These stocking representatives and distributors could discontinue their relationship with us or discontinue selling our products at any time. The majority of our stocking representatives are located in Asia. The loss of our relationship with any stocking representative or distributor could harm our operating results by impairing our ability to sell our products to our end customers.

**We depend on SPT, our logistics center, to support many of our customers in Asia.**

Since March 2001, we have been increasing our out-sourcing activities for our customer service logistics to support our customers. Currently SPT supports our customers in Taiwan, China and other Southeast Asia countries. SPT provides planning, warehousing, delivery, billing, collection and other logistic functions for us in these regions. SPT is a wholly-owned subsidiary of one of our stocking representatives in Taiwan, PCT. For 2001 and 2002, SPT serviced end customer shipments accounting for 29.7% and 57.4% of our net product revenues recognized. For further description of our relationships with PCT and SPT, please refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation - Related Party Transactions."

We do not have any long-term contracts with SPT or PCT, and SPT or PCT may cease providing services to us at any time. If SPT or PCT were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions, which could impair our ability to collect accounts receivable from SPT and may harm our business.

**We depend on a limited number of foreign foundries to manufacture our products, and these foundries may not be able to satisfy our manufacturing requirements, which could cause our revenues to decline.**

We outsource substantially all of our manufacturing and testing activities. We currently buy all of our wafers and sorted die from a limited number of suppliers. Substantially all of our products are manufactured by five foundries, TSMC in Taiwan, Sanyo, Seiko-Epson and Yasu in Japan, and Samsung in Korea. We anticipate that these foundries, together with Vanguard in Taiwan will manufacture the majority of our products in 2003. In March 2001, we invested $50.0 million in GSMC, a Cayman Islands company, for a wafer foundry project located in Shanghai, China. We anticipate that GSMC will begin to manufacture some of our products in the second half of 2003. If these suppliers fail to satisfy our requirements on a timely basis at competitive prices we could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could harm our operating results.

Our revenues may be impacted by our ability to obtain adequate wafer supplies from our foundries. The foundries with which we currently have arrangements, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and in ramping-up new product production and we could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by our foundries. Such disruptions, shortages and price increases could harm our operating results.

**Manufacturing capacity has in the past been difficult to secure and if capacity constraints arise in the future our revenues may decline.**

In order to grow, we need to increase our present manufacturing capacity. We currently believe that the existing capacity available to us will be sufficient through 2003. However, events that we have not foreseen could arise which would limit our capacity. Similar to our $50.0 million investment in GSMC, we may determine that it is necessary to invest substantial capital in order to secure appropriate production capacity commitments. If we cannot secure additional manufacturing capacity on acceptable terms, our ability to grow will be impaired and our operating results will be harmed.

**If we are not successful in subleasing our unused office space, we may be required to take a period charge for the difference between the total future sublease income and our lease cost.**

We have long-term, non-cancelable building lease commitments. We are currently in the process of locating subtenants for our unused office space. We may be unable to secure subtenants for this space due to the recent decrease in demand for commercial rental space in Silicon Valley. During the third quarter of 2001, we recorded a period charge to other operating expense of approximately $756,000 relating to an operating lease for an abandoned building. This charge represents the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge was an estimate and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. If we are unable to secure subtenants, we may be required to take additional period charges for the balance of the future lease cost, and this will harm our operating results.

**Our cost of revenues may increase if we are required to purchase manufacturing capacity in the future.**

To obtain additional manufacturing capacity, we may be required to make deposits, equipment purchases, loans, joint ventures, equity investments or technology licenses in or with wafer fabrication companies. These transactions could involve a commitment of substantial amounts of our capital and technology licenses in return for production capacity. We may be required to seek additional debt or equity financing if we need substantial capital in order to secure this capacity and we cannot assure you that we will be able to obtain such financing.

**If our foundries fail to achieve acceptable wafer manufacturing yields, we will experience higher costs of revenues and reduced product availability.**

The fabrication of our products requires wafers to be produced in a highly controlled and ultra-clean environment. Semiconductor companies that supply our wafers from time to time have experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the foundry's manufacturing process technology. Low yields may result from marginal design or manufacturing process drift. Yield problems may not be identified until the wafers are well into the production process, which often makes them difficult, time consuming and costly to correct. Furthermore we rely on independent foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If our foundries fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability, which could harm our operating results.

**If our foundries discontinue the manufacturing processes needed to meet our demands, or fail to upgrade the technologies needed to manufacture our products, we may face production delays and lower revenues.**

Our wafer and product requirements typically represent a small portion of the total production of the foundries that manufacture our products. As a result, we are subject to the risk that a foundry will cease production on an older or lower-volume manufacturing process that it uses to produce our parts. Additionally, we cannot be certain our foundries will continue to devote resources to advance the process technologies on which the manufacturing of our products is based. Each of these events could increase our costs and harm our ability to deliver our products on time.

**Our dependence on third-party subcontractors to assemble and test our products subjects us to a number of risks, including an inadequate supply of products and higher costs of materials.**

We depend on independent subcontractors to assemble and test our products. Our reliance on these subcontractors involves the following significant risks:

- reduced control over delivery schedules and quality;
- the potential lack of adequate capacity during periods of strong demand;
- difficulties selecting and integrating new subcontractors;
- limited warranties on products supplied to us;
- potential increases in prices due to capacity shortages and other factors; and
- potential misappropriation of our intellectual property.

These risks may lead to increased costs, delayed product delivery or loss of competitive advantage, which would harm our profitability and customer relationships.

**Because our flash memory products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.**

Due to the flash memory product cycle we usually require more than nine months to realize volume shipments after we first contact a customer. We first work with customers to achieve a design win, which may take three months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which typically lasts an additional six months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

**We face intense competition from companies with significantly greater financial, technical and marketing resources that could harm sales of our products.**

We compete with major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution, and other resources than we do. Many of our competitors have their own facilities for the production of semiconductor memory components and have recently added significant capacity for such production. Our memory products, which presently account for substantially all of our revenues, compete principally against products offered by AMD, Atmel, Intel, Macronix, Sanyo, STMicroelectronics and Winbond. If we are successful in developing our high-density products, these products will compete principally with products offered by AMD, Atmel, Fujitsu, Hitachi, Intel, Mitsubishi, Samsung, SanDisk, Sharp Electronics, STMicroelectronics and Toshiba, as well as any new entrants to the market.

In addition, we may in the future experience direct competition from our foundry partners. We have licensed to our foundry partners the right to fabricate products based on our technology and circuit design, and to sell such products worldwide, subject to our receipt of royalty payments.

Competition may also come from alternative technologies such as FRAM or other developing technologies.

***Our markets are subject to rapid technological change and, therefore, our success depends on our ability to develop and introduce new products.***

The markets for our products are characterized by:

- rapidly changing technologies;
- evolving and competing industry standards;
- changing customer needs;
- frequent new product introductions and enhancements;
- increased integration with other functions; and
- rapid product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs.

In addition, products for communications applications are based on continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and incur significant expense to redesign our products and ensure compliance with relevant standards. We believe that products for these applications will encounter intense competition and be highly price sensitive. While we are currently developing and introducing new products for these applications, we cannot assure you that these products will reach the market on time, will satisfactorily address customer needs, will be sold in high volume, or will be sold at profitable margins.

We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

**Our future success depends in part on the continued service of our key design engineering, sales, marketing and executive personnel and our ability to identify, recruit and retain additional personnel.**

We are highly dependent on Bing Yeh, our President and Chief Executive Officer, as well as the other principal members of our management team and engineering staff. There is intense competition for qualified personnel in the semiconductor industry, in particular the highly skilled design, applications and test engineers involved in the development of flash memory technology. Competition is especially intense in Silicon Valley, where our corporate headquarters is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. The failure to recruit and retain key design engineers or other technical and management personnel could harm our business.

**Our ability to compete successfully depends, in part, on our ability to protect our intellectual property rights.**

We rely on a combination of patent, trade secrets, copyrights, mask work rights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries. Litigation may continue to be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. We own 55 patents in the United States relating to our products and processes, and have filed for several more. In addition, we hold several patents in Europe and Canada, and have filed several foreign patent applications in Europe, Japan, Korea, Taiwan and Canada. We cannot assure you that any pending patent application will be granted. Our operating results could be harmed by the failure to protect our intellectual property.

**If we are accused of infringing the intellectual property rights of other parties we may become subject to time-consuming and costly litigation. If we lose, we could suffer a significant impact on our business and be forced to pay damages.**

Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products or pay damages that could harm our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims.

In the past we were sued both by Atmel Corporation and Intel Corporation regarding patent infringement issues and sued Winbond Electronics Corporation regarding our contractual relationship with them. Significant management time and financial resources have been devoted to defending these lawsuits. We settled with Intel in May 1999, with Winbond in October 2000, and the Atmel litigation is ongoing.

In addition to the Atmel, Intel and Winbond actions, we receive from time to time, letters or communications from other companies stating that such companies have patent rights that involve our products. Since the design of all of our products is based on SuperFlash technology, any legal finding that the use of our SuperFlash technology infringes the patent of another company would have a significantly negative effect on our entire product line and operating results. Furthermore, if such a finding were made, there can be no assurance that we could license the other company's technology on commercially reasonable terms or that we could successfully operate without such technology. Moreover, if we are found to infringe, we could be required to pay damages to the owner of the protected technology and could be prohibited from making, using, selling, or importing into the United States any products that infringe the protected technology. In addition, the management attention consumed by and legal cost associated with any litigation could harm our operating results.

*Public announcements may hurt our stock price.* During the course of lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could harm the market price of our stock.

*Our litigation may be expensive, may be protracted and confidential information may be compromised.* Whether or not we are successful in our lawsuit with Atmel, we expect this litigation to continue to consume substantial amounts of our financial and managerial resources. On April 8, 2002, a jury found that we willfully infringed Atmel's '811 and '829 patents, and awarded Atmel $20.0 million in actual damages. On May 7, 2002, the court entered judgment in the total amount of $36.5 million, which includes the original $20.0 million. The '811 and '829 patents expired in February 2002. Therefore, we are not precluded from selling any of our products. We believe that there were significant errors in both the infringement and the damages verdicts, and filed a Notice of Appeal on July 16, 2002. On October 7, 2002, we filed our opening brief in that appeal. Our final reply brief was filed on January 16, 2003. Atmel filed its final brief on January 30, 2003. The Court of Appeals will likely schedule oral arguments sometime in 2003. We do not expect a decision until sometime in mid-to-late 2003. Atmel has agreed to stay its enforcement of this judgment pending our appeal. In July 2002, we posted a bond in the amount of $36.5 million pending the appeal. We have incurred certain costs associated with defending this matter, and at any time Atmel may file additional claims against us, which could increase the risk, expense and duration of the litigation. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure. For more information with respect to our litigation, please also see "Part I, Item 3- Legal Proceedings."

**If an earthquake or other natural disaster strikes our manufacturing facility or those of our suppliers, we would be unable to manufacture our products for a substantial amount of time and we would experience lost revenues.**

Our corporate headquarters are located in California near major earthquake faults. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster such as typhoon near one or more of our major suppliers, like the earthquake in September 1999 or the typhoon in September 2001 that occurred in Taiwan could potentially disrupt the operations of those suppliers, which could then limit the supply of our products and harm our business.

**Prolonged electrical power outages, energy shortages, or increased costs of energy could harm our business.**

Our design and process research and development facilities and our corporate offices are located in California, which is susceptible to power outages and shortages as well as increased energy costs. To limit this exposure, all corporate computer systems at our main California facilities are on battery back-up. In addition, all of our engineering and back-up servers and selected corporate servers are on generator back-up. While the majority of our production facilities are not located in California, more extensive power shortages in the state could delay our design and process research and development as well as increase our operating costs.

**Our growth has in the past placed a significant strain on our management systems and resources and if we fail to manage our growth, our ability to market, sell our products or develop new products may be harmed.**

Our business has in the past experienced rapid growth, which strained our internal systems, and future growth will require us to continuously develop sophisticated information management systems in order to manage our business effectively. We are currently implementing a supply-chain management system and a vendor electronic data interface system. There is no guarantee that we will be able to implement these new systems in a timely fashion, that in themselves they will be adequate to address any growth, or that we will be able to foresee in a timely manner other infrastructure needs before they arise. Our success depends on the ability of our executive officers to effectively manage our growth. If we are unable to manage our growth effectively, our results of operations will be harmed. If we fail to successfully implement new management information systems, our business may suffer severe inefficiencies that may harm the results of our operations.

## Risks Related to Our Industry

**Our success is dependent on the growth and strength of the flash memory market.**

All of our products, as well as all new products currently under design, are stand-alone flash memory devices or devices embedded with flash memory. A memory technology other than SuperFlash may be adopted as an industry standard. Our competitors are generally in a better financial and marketing position than we are from which to influence industry acceptance of a particular memory technology. In particular, a primary source of competition may come from alternative technologies such as FRAM devices if such technology is commercialized for higher density applications. To the extent our competitors are able to promote a technology other than SuperFlash as an industry standard, our business will be seriously harmed.

**The selling prices for our products are extremely volatile and have historically declined during periods of over capacity or industry downturns.**

The semiconductor industry has historically been cyclical, characterized by periodic changes in business conditions caused by product supply and demand imbalance. When the industry experiences downturns, they often occur in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns are characterized by weak product demand, excessive inventory and accelerated declines of average selling prices. In some cases, downturns, such as the one we have experienced since late 2000, have lasted for more than a year. Our business could be further harmed by industry-wide prolonged downturns in the future. The flash memory products portion of the semiconductor industry, from which we derive substantially all of our revenues suffered from excess capacity in 1996, 1997 and 1998, which resulted in greater than normal declines in our markets, which unfavorably impacted our revenues, gross margins and profitability. While these conditions improved in 1999 and 2000, deteriorating market conditions at the end of 2000 and continuing through 2002 have resulted in the decline of our selling prices and harmed our operating results.

**There is seasonality in our business and if we fail to continue to introduce new products this seasonality may become more pronounced.**

Sales of our products in the consumer electronics applications market are subject to seasonality. As a result, sales of these products are impacted by seasonal purchasing patterns with higher sales generally occuring in the second half of each year. In the past we have been able to mitigate such seasonality with the introduction of new products throughout the year. If we fail to continue to introduce new products, our business may suffer and the seasonality of a portion of our sales may become more pronounced.

### Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to risks associated with foreign exchange rate fluctuations due to our international manufacturing and sales activities. These exposures may change over time as business practices evolve and could negatively impact our operating results and financial condition. All of our sales are denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and therefore reduce the demand for our products. Such a decline in the demand could reduce revenues and/or result in operating losses. In addition, a downturn in the economies of China, Japan or Taiwan could impair the value of our equity investments in companies with operations in these countries. If we consider the value of these companies to be impaired, we will write off, or expense, some or all of our investments. In the fourth quarter of 2001, we wrote down our investment in KYE by $3.3 million to $1.3 million due to an other than temporary decline in its market value. As of December 31, 2002, the recorded value of our KYE investment was approximately $1.4 million based on the quoted market price as of the balance sheet date. In the third quarter of 2002, we wrote down our investment in Apacer, a privately held memory module manufacturer located in Taiwan, by $7.8 million due to an other than temporary decline in its value. As of December 31, 2002, the recorded value of our Apacer investment was approximately $4.4 million. In addition, we have equity investments in companies with operations in China, Japan, Taiwan and United States with recorded values at December 31, 2002 of approximately $50.0 million, $0.9 million, $9.7 million and $0.3 million, respectively.

At any time, fluctuations in interest rates could affect interest earnings on our cash, cash equivalents and short-term investments, or the fair value of our investment portfolio. We believe that the effect, if any, of reasonably possible near term changes in interest rates on our financial position, results of operations, and cash flows would not be material. Currently, we do not hedge these interest rate exposures. As of December 31, 2002, the carrying value of our available-for-sale investments approximated fair value. The table below presents the carrying value and related weighted average interest rates for our unrestricted and restricted cash, cash equivalents and available-for-sale investments as of December 31, 2002 (in thousands):

| | | Carrying Value | Interest Rate |
|---|---|---|---|
| Short-term available-for-sale investments - fixed rate | $ | 66,125 | 1.9% |
| Long-term available-for-sale investments (1 to 2 years) - fixed rate | | 4,425 | 1.8% |
| Cash and cash equivalents - variable rate | | 115,727 | 0.7% |
| | $ | 186,277 | 1.2% |

### Item 8. Consolidated Financial Statements and Supplementary Data

The consolidated financial statements, together with the report thereon of PricewaterhouseCoopers LLP, independent accountants, dated January 17, 2003, except for Note 13, which is as of January 23, 2003, are included in a separate section of this Report.

*Supplementary Data: Selected Consolidated Quarterly Data*

The following table presents our unaudited consolidated statements of operations data for each of the eight quarters in the period ended December 31, 2002. In our opinion, this information has been presented on the same basis as the audited consolidated financial statements included in a separate section of this report, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period. We expect our quarterly operating results to fluctuate in future periods due to a variety of reasons, including those discussed in "Business Risks".

| | Quarter Ended | | | |
|---|---|---|---|---|
| | March 31, 2002 | June 30, 2002 | September 30, 2002 | December 31, 2002 |
| | (in thousands, except per share data) | | | |
| Net revenues: | | | | |
| Product revenues | $ 66,295 | $ 61,480 | $ 59,445 | $ 56,801 |
| License revenues | 8,287 | 7,997 | 8,311 | 6,042 |
| Total net revenues | $ 74,582 | $ 69,477 | $ 67,756 | $ 62,843 |
| Gross profit (loss) | $ 24,080 | $ 19,242 | $ 18,356 | $ 6,734 |
| Income (loss) from operations | $ 1,387 | $ (7,050) | $ (1,768) | $ (13,821) |
| Net income (loss) | $ 1,558 | $ (4,222) | $ (4,768) | $ (7,663) |
| Net income (loss) per share-basic | $ 0.02 | $ (0.05) | $ (0.05) | $ (0.08) |
| Net income (loss) per share-diluted | $ 0.02 | $ (0.05) | $ (0.05) | $ (0.08) |

| | Quarter Ended | | | |
|---|---|---|---|---|
| | March 31, 2001 | June 30, 2001 | September 30, 2001 | December 31, 2001 |
| | (in thousands, except per share data) | | | |
| Net revenues: | | | | |
| Product revenues | $ 79,929 | $ 52,897 | $ 65,163 | $ 60,629 |
| License revenues | 6,369 | 9,818 | 9,034 | 10,191 |
| Total net revenues | $ 86,298 | $ 62,715 | $ 74,197 | $ 70,820 |
| Gross profit (loss) | $ 28,940 | $ 24,678 | $ (18,042) | $ 10,293 |
| Income (loss) from operations | $ 5,502 | $ 437 | $ (44,032) | $ (12,413) |
| Net income (loss) | $ 5,444 | $ 1,127 | $ (26,482) | $ (9,085) |
| Net income (loss) per share-basic | $ 0.06 | $ 0.01 | $ (0.29) | $ (0.10) |
| Net income (loss) per share-diluted | $ 0.06 | $ 0.01 | $ (0.29) | $ (0.10) |

We recorded inventory valuation adjustments of $42.7 million and $17.4 million in the third and fourth quarter of 2001, respectively.

We recorded impairment of equity investments of $3.3 million and $7.8 million in the fourth quarter of 2001 and third quarter of 2002, respectively.

### Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

## PART III

**Item 10. Directors and Executive Officers of the Registrant**

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the captions "Election of Directors," and "Security Ownership of Certain Beneficial Owners and Management - Compliance with the Reporting Requirement of Section 16(a)," and are incorporated by reference into this report. The information relating to our executive officers and directors is contained in Part I, Item 1 of this report.

**Item 11. Executive Compensation**

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the caption "Compensation - Compensation of Officers," and is incorporated by reference into this report.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters**

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Compensation - Equity Compensation Plan Information," and are incorporated by reference into this report.

**Item 13. Certain Relationships and Related Transactions**

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Shareholders under the caption "Certain Transactions," and is incorporated by reference into this report. Please also see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Related Party Transactions."

**Item 14. Controls and Procedures**

**Quarterly evaluation of our Disclosure Controls and Internal Controls.** Within the 90 days prior to the date of this Annual Report on Form 10-K, we evaluated the effectiveness of the design and operation of our "disclosure controls and procedures" (Disclosure Controls), and our "internal controls and procedures for financial reporting" (Internal Controls). This evaluation (the Controls Evaluation) was done under the supervision and with the participation of management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO). Rules adopted by the Securities and Exchange Commission's (SEC) require that in this section of the Annual Report we present the conclusions of the CEO and the CFO about the effectiveness of our Disclosure Controls and Internal Controls based on and as of the date of the Controls Evaluation.

**CEO and CFO Certifications.** Appearing immediately following the Signatures section of this Annual Report there are two separate forms of "Certifications" of the CEO and the CFO. The first form of Certification is required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (the Section 302 Certification). This section of the Annual Report which you are currently reading is the information concerning the Controls Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

**Disclosure Controls and Internal Controls.** Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (Exchange Act), such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized; (2) our assets are safeguarded against unauthorized or improper use; and (3) our transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

**Limitations on the Effectiveness of Controls.** Our management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within SST have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

**Scope of the Controls Evaluation.** The CEO/CFO evaluation of our Disclosure Controls and our Internal Controls included a review of the controls' objectives and design, the controls' implementation by SST and the effect of the controls on the information generated for use in this Annual Report. In the course of the Controls Evaluation, we sought to identify data errors, controls problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. This type of evaluation will be done on a quarterly basis so that the conclusions concerning controls effectiveness can be reported in our Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Our Internal Financial Controls are also evaluated on an ongoing basis by other personnel in our Finance organization and in-part by our independent auditors to the extent they deem necessary to issue an opinion on our financial statements. The overall goals of these various evaluation activities are to monitor our Disclosure Controls and our Internal Controls and to make modifications as necessary; our intent in this regard is that the Disclosure Controls and the Internal Controls will be maintained as dynamic systems that change (including with improvements and corrections) as conditions warrant.

Among other matters, we sought in our evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in our Internal Controls, or whether we had identified any acts of fraud involving personnel who have a significant role in our Internal Controls. This information was important both for the Controls Evaluation generally and because items 5 and 6 in the Section 302 Certifications of the CEO and CFO require that the CEO and CFO disclose that information to our Board's Audit Committee and to our independent auditors and to report on related matters in this section of the Annual Report. In the professional auditing literature, "significant deficiencies" are referred to as "reportable conditions"; these are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements. A "material weakness" is defined in the auditing literature as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions. We also sought to deal with other controls matters in the Controls Evaluation, and in each case if a problem was identified, we considered what revision, improvement and/or correction to make in accord with our on-going procedures.

In accord with SEC requirements, the CEO and CFO note that, since the date of the Controls Evaluation to the date of this Annual Report, there have been no significant changes in Internal Controls or in other factors that could significantly affect Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

**Conclusions.** Based upon the Controls Evaluation, our CEO and CFO have concluded that, subject to the limitations noted above, our Disclosure Controls are effective to ensure that material information relating to SST and our consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared, and that our Internal Controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with U.S. generally accepted accounting principles.

PART IV

**Item 15. Exhibits, Financial Statement Schedule, and Reports on Form 8-K.**

(a) (1) Consolidated Financial Statements. The index to the consolidated financial statements is found on page 47 of this Report.

(2) Financial Statement Schedule. Financial statement schedule Number II is included.

(3) Exhibits. See Exhibit Index in part (c), below.

(b) Reports on Form 8-K. None.

(c) Index to Exhibits.

| Exhibit Number | Description of Document |
|---|---|
| 3.1 (1) | Bylaws of SST. |
| 3.2 (2) | Restated Articles of Incorporation of SST, dated November 3, 1995. |
| 3.3 (3) | Certificate of Amendment of the Restated Articles of Incorporation of SST, dated June 30, 2000. |
| 3.4 (4) | Certificate of Designation of Series A Junior Participating Preferred Stock. |
| 4.1 | Reference is made to Exhibits 3.1 to 3.4. |
| 4.2 (5) | Specimen Stock Certificate of SST. |
| 4.3 (6) | Rights Agreement between SST and American Stock Transfer and Trust Co., dated May 4, 1999. |
| 4.4 (7) | Amendment No. 1 to Rights Agreement between SST and American Stock Transfer and Trust Co., dated October 28, 2000. |
| 10.1 (8) | Equity Incentive Plan and related agreements. |
| 10.2 (9) | Employee Stock Purchase Plan. |
| 10.3 (10) | 1995 Non-Employee Director's Stock Option Plan. |
| 10.4 (11) | Profit Sharing Plan. |
| 10.5 (12) | Lease Agreement between SST and Sonora Court Properties, dated May 4, 1993, as amended. |
| 10.6 (13) | Lease Agreement between SST and Coast Properties, dated May 4, 1995, as amended. |
| 10.8 (14) | Lease amendment, dated March 4, 1998, between SST and Sonora Court Properties. |
| 10.9 (15) | Lease Amendment, dated March 4, 1998, between SST and Coast Properties. |
| 10.11 (16) | Second Amendment to Lease, dated September 13, 1999, between SST and Coast Properties. |
| 10.12 (17) | Lease Agreement between SST and Bhupinder S. Lehga and Rupinder K. Lehga, dated November 15, 1999. |
| 10.13 (18) | Lease Agreement between SST and The Irvine Company, dated November 22, 1999. |
| 10.14 (19) | Sunnyvale Industrials Net Lease Agreement, dated June 26, 2000. |

| | |
|---|---|
| 21.1 | Subsidiaries of SST. |
| 23.1 | Consent of PricewaterhouseCoopers LLP, Independent Accountants. |
| 24.1 | Power of Attorney is contained on the signature page. |
| 99.1 | Certification of President and Chief Executive Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002. |
| 99.2 | Certification of Vice President Finance & Administration, Chief Financial Officer and Secretary Pursuant to Section 906 of Sarbanes-Oxley Act of 2002. |

---

1. Filed as Exhibit 3.2 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
2. Filed as Exhibit 3.4 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
3. Filed as Exhibit 3.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 7, 2000, and incorporated by reference herein.
4. Filed as Exhibit 99.3 to our Current Report on Form 8-K filed on May 18, 1999, and incorporated by reference herein.
5. Filed as Exhibit 4.2 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on November 3, 1995, and incorporated by reference herein.
6. Filed as Exhibit 99.2 to our Current Report on Form 8-K filed on May 18, 1999, and incorporated by reference herein.
7. Filed as Exhibit 3.6 to our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, filed on March 30, 2001, and incorporated by reference herein.
8. Filed as amended as Exhibit 99.1 to our Registration Statement on Form S-8, File No. 333-98135, filed on August 15, 2002, and incorporated by reference herein.
9. Filed as amended as Exhibit 99.2 to our Registration Statement on Form S-8, File No. 33-33130, filed on March 23, 2000, and incorporated by reference herein.
10. Filed as amended as Exhibit 99.2 to our Registration Statement on Form S-8 File No. 33-98135, filed on August 15, 2002, and incorporated by reference herein.
11. Filed as Exhibit 10.5 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
12. Filed as Exhibit 10.6 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
13. Filed as Exhibit 10.7 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
14. Filed as Exhibit 10.17 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on August 14, 1998, and incorporated by reference herein.
15. Filed as Exhibit 10.18 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on

August 14, 1998, and incorporated by reference herein.

16. Filed as Exhibit 10.23 to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, filed on February 24, 2000, and incorporated by reference herein.

17. Filed as Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, filed on February 24, 2000, and incorporated by reference herein.

18. Filed as Exhibit 10.25 to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, filed on February 24, 2000, and incorporated by reference herein.

19. Filed as Exhibit 10.28 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 7, 2000, and incorporated by reference herein.

---

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, County of Santa Clara, State of California, on the 20th day of March, 2003.

SILICON STORAGE TECHNOLOGY, INC.

By: /s/ BING YEH
Bing Yeh
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

## POWER OF ATTORNEY

**KNOW ALL PERSONS BY THESE PRESENTS**, that each person whose signature appears below constitutes and appoints Bing Yeh and Jeffrey L. Garon, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

| Signature | Title | Date |
|---|---|---|
| /s/ BING YEH<br>Bing Yeh | President, Chief Executive Officer and Director (Principal Executive Officer) | March 20, 2003 |
| /s/ JEFFREY L. GARON<br>Jeffrey L. Garon | Vice President Finance & Administration, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer) | March 20, 2003 |
| /s/ YAW WEN HU<br>Yaw Wen Hu | Director | March 20, 2003 |
| /s/ TSUYOSHI TAIRA<br>Tsuyoshi Taira | Director | March 20, 2003 |
| /s/ RONALD CHWANG<br>Ronald Chwang | Director | March 20, 2003 |
| /s/ YASUSHI CHIKAGAMI<br>Yasushi Chikagami | Director | March 20, 2003 |

## CERTIFICATIONS

### Certification of President and Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

I, Bing Yeh, certify that:

1. I have reviewed this annual report on Form 10-K of Silicon Storage Technology, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 20, 2003

/s/ BING YEH

Bing Yeh
President and Chief Executive Officer

**Certification of Vice President Finance & Administration, Chief Financial Officer and Secretary Pursuant to Section 302 of Sarbanes-Oxley Act of 2002**

I, Jeffrey L. Garon, certify that:

1. I have reviewed this annual report on Form 10-K of Silicon Storage Technology, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 20, 2003

/s/ JEFFREY L. GARON

Jeffrey L. Garon
Vice President Finance & Administration, Chief Financial Officer and Secretary

## SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Silicon Storage Technology, Inc.

In our opinion, the consolidated statements listed in the index appearing under Item 15 (a) (1) on page 41 present fairly, in all material respects, the financial position of Silicon Storage Technology, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15 (a) (2) on page 41 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

San Jose, California
January 17, 2003, except for Note 13,
which is as of January 23, 2003.

## SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
**(in thousands)**

| | December 31, 2001 | December 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 93,598 | $ 103,751 |
| Short-term available-for-sale investments | 71,666 | 41,252 |
| Trade accounts receivable-unrelated parties, net of allowance for doubtful accounts of $2,814 in 2001 and $4,420 in 2002 | 19,874 | 10,723 |
| Trade accounts receivable-related parties | 20,796 | 25,248 |
| Inventories | 108,224 | 83,040 |
| Deferred tax asset | 24,115 | 17,154 |
| Other current assets | 11,839 | 29,671 |
| Total current assets | 350,112 | 310,839 |
| Equipment, furniture and fixtures, net | 22,006 | 16,989 |
| Equity investments | 67,007 | 60,910 |
| Long-term available-for-sale investments | 1,299 | 5,862 |
| Restricted cash and cash equivalents | -- | 11,976 |
| Restricted available-for-sale investments | -- | 24,873 |
| Deferred tax asset | 5,239 | 5,164 |
| Other assets | 1,097 | 3,993 |
| Total assets | $ 446,760 | $ 440,606 |
| **LIABILITIES** | | |
| Current liabilities: | | |
| Notes payable, current portion | $ 316 | $ 352 |
| Trade accounts payable-unrelated parties | 24,098 | 28,408 |
| Trade accounts payable-related parties | 7,253 | 6,689 |
| Accrued expenses and other liabilities | 16,390 | 18,783 |
| Deferred revenue | 5,499 | 2,650 |
| Total current liabilities | 53,556 | 56,882 |
| Other liabilities | 1,793 | 1,873 |
| Total liabilities | 55,349 | 58,755 |
| Commitments (Note 5) and Contingencies (Note 6). | | |
| **SHAREHOLDERS' EQUITY** | | |
| Preferred Stock, no par value | | |
| Authorized: 7,000 shares | | |
| Series A Junior Participating Preferred Stock, no par value | | |
| Designated: 450 shares | | |
| Issued and outstanding: none | -- | -- |
| Common stock, no par value: | | |
| Authorized: 250,000 shares | | |
| Issued and outstanding: 91,585 shares in 2001 and 93,295 shares in 2002 | 333,989 | 339,598 |
| Accumulated other comprehensive income | 225 | 151 |
| Retained earnings | 57,197 | 42,102 |
| Total shareholders' equity | 391,411 | 381,851 |
| Total liabilities and shareholders' equity | $ 446,760 | $ 440,606 |

The accompanying notes are an integral part of these consolidated financial statements.

**SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
(in thousands, except per share data)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Net revenues: | | | |
| Product revenues - unrelated parties | $ 408,708 | $ 168,593 | $ 100,620 |
| Product revenues - related parties | 66,608 | 90,025 | 143,401 |
| License revenues | 14,945 | 35,412 | 30,637 |
| Total net revenues | 490,261 | 294,030 | 274,658 |
| Cost of revenues | 264,139 | 248,161 | 206,246 |
| Gross profit | 226,122 | 45,869 | 68,412 |
| Operating expenses: | | | |
| Research and development | 41,535 | 50,380 | 47,069 |
| Sales and marketing | 27,968 | 26,794 | 25,498 |
| General and administrative | 14,966 | 17,855 | 17,097 |
| Other | 3,911 | 1,346 | -- |
| Total operating expenses | 88,380 | 96,375 | 89,664 |
| Income (loss) from operations | 137,742 | (50,506) | (21,252) |
| Interest and other income | 10,510 | 7,350 | 3,197 |
| Interest expense | (691) | (338) | (214) |
| Impairment of equity investments | -- | (3,274) | (7,757) |
| Income (loss) before provision for (benefit from) income taxes | 147,561 | (46,768) | (26,026) |
| Provision for (benefit from) income taxes | 41,813 | (17,772) | (10,931) |
| Net income (loss) | $ 105,748 | $ (28,996) | $ (15,095) |
| Net income (loss) per share - basic | $ 1.23 | $ (0.32) | $ (0.16) |
| Net income (loss) per share - diluted | $ 1.13 | $ (0.32) | $ (0.16) |

The accompanying notes are an integral part of these consolidated financial statements.

## SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

| | Common Stock | | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balances, December 31, 1999 | 74,838 | $ 60,570 | $ (19,555) | $ -- | $ 41,015 |
| Issuance of shares of common stock upon secondary offering and private placement, net of offering costs of $1,099 | 12,579 | 253,729 | -- | -- | 253,729 |
| Issuance of shares of common stock under employees' stock purchase and option plans | 2,701 | 3,782 | -- | -- | 3,782 |
| Tax benefit from exercise of stock options | -- | 12,229 | -- | -- | 12,229 |
| Net income | -- | -- | 105,748 | -- | |
| Unrealized gain on available for sale securities, net of tax | -- | -- | -- | 132 | |
| Comprehensive income | -- | -- | -- | -- | 105,880 |
| Balances, December 31, 2000 | 90,118 | 330,310 | 86,193 | 132 | 416,635 |
| Issuance of shares of common stock under employees' stock purchase and option plans | 1,467 | 3,679 | -- | -- | 3,679 |
| Net loss | -- | -- | (28,996) | -- | |
| Unrealized gain on available for sale securities, net of tax | -- | -- | -- | 93 | |
| Comprehensive loss | -- | -- | -- | -- | (28,903) |
| Balances, December 31, 2001 | 91,585 | 333,989 | 57,197 | 225 | 391,411 |
| Issuance of shares of common stock under employees' stock purchase and option plans | 1,710 | 4,076 | -- | -- | 4,076 |
| Tax benefit from exercise of stock options | -- | 1,533 | -- | -- | 1,533 |
| Net loss | -- | -- | (15,095) | -- | |
| Unrealized loss on available for sale securities, net of tax | -- | -- | -- | (74) | |
| Comprehensive loss | -- | -- | -- | -- | (15,169) |
| Balances, December 31, 2002 | 93,295 | $ 339,598 | $ 42,102 | $ 151 | $ 381,851 |

The accompanying notes are an integral part of these consolidated financial statements.

## SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| **Cash flows from operating activities:** | | | |
| Net income (loss) | $ 105,748 | $ (28,996) | $ (15,095) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 6,218 | 9,799 | 9,847 |
| Provision for doubtful accounts receivable | 477 | 2,251 | 3,046 |
| Provision for sales returns | 8,166 | 32,227 | 2,842 |
| Provision for excess and obsolete inventories, write down of inventory to market and adverse purchase commitments | 4,261 | 73,932 | 10,441 |
| (Gain) loss on sale of equipment | (62) | 72 | (92) |
| Deferred income taxes | (8,994) | (19,863) | 7,036 |
| Purchased in-process research and development | 3,911 | -- | -- |
| Other expenses | -- | 1,346 | -- |
| Impairment of equity investments | -- | 3,274 | 7,757 |
| Tax benefit from employee stock plans | 12,229 | -- | 1,533 |
| Changes in operating assets and liabilities: (in 2000, net of effects of acquisitions) | | | |
| Trade accounts receivable from unrelated parties | (81,616) | 55,109 | 3,263 |
| Trade accounts receivable from related parties | (14,427) | (3,999) | (4,452) |
| Inventories | (47,785) | (108,866) | 16,024 |
| Other current and noncurrent assets | (11,646) | 3,355 | (21,269) |
| Trade accounts payable to unrelated parties | 19,977 | (15,086) | 4,310 |
| Trade accounts payable to related parties | 7,339 | (86) | (564) |
| Accrued expenses and other liabilities | 28,538 | (17,226) | 1,588 |
| Deferred revenue | 11,130 | (9,775) | (2,849) |
| Net cash provided by (used in) operating activities | 43,464 | (22,532) | 23,366 |
| **Cash flows from investing activities:** | | | |
| Restricted cash | -- | 12,490 | -- |
| Repayment of restricted cash | -- | (12,490) | -- |
| Acquisition of equipment, furniture and fixtures | (10,745) | (13,700) | (4,315) |
| Proceeds from sale of equipment | 62 | 75 | 118 |
| Purchases of available-for-sale investments and restricted cash | (147,550) | (166,538) | (74,272) |
| Sales and maturities of available-for-sale investments | 7,719 | 234,928 | 63,156 |
| Investment in equity securities | (18,429) | (52,211) | (1,660) |
| Cash used in acquisition | (4,154) | (498) | -- |
| Net cash provided by (used in) investing activities | (173,097) | 2,056 | (16,973) |
| **Cash flows from financing activities:** | | | |
| Borrowings | 39,750 | 1,800 | -- |
| Repayments | (59,674) | (261) | (316) |
| Issuance of shares of common stock | 257,511 | 3,679 | 4,076 |
| Other | (91) | (230) | -- |
| Net cash provided by financing activities | 237,496 | 4,988 | 3,760 |
| Net increase (decrease) in cash and cash equivalents | 107,863 | (15,488) | 10,153 |
| Cash and cash equivalents at beginning of year | 1,223 | 109,086 | 93,598 |
| Cash and cash equivalents at end of year | $ 109,086 | $ 93,598 | $ 103,751 |
| Supplemental disclosure of cash flow information: | | | |
| Cash received for interest | $ 3,844 | $ 8,760 | $ 3,449 |
| Cash paid for interest | $ 691 | $ 356 | $ 221 |
| Net cash paid for (received from) income taxes | $ 24,513 | $ 12,965 | $ (3,189) |

The accompanying notes are an integral part of these consolidated financial statements.

## SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

### 1. Nature of Operations and Summary of Significant Accounting Policies:

*Nature of Operations:*

Silicon Storage Technology, Inc. ("SST" or "us" or "we") supplies flash memory semiconductor devices for digital consumer, networking, wireless communications and Internet computing markets. Flash memory is nonvolatile memory that does not lose data when the power source is removed and is capable of electronically erasing selected blocks of data. We license our SuperFlash technology to other companies for non-competing applications. Our products are used in personal computers, personal computer peripheral devices, consumer electronics and communications devices. Our products are sold to manufacturers located primarily in Asia.

*Use of Estimates in Preparation of the Financial Statements:*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Risks, Uncertainties and Concentrations:*

Our sales are concentrated in the nonvolatile memory class of the semiconductor memory industry, which is highly competitive and rapidly changing. Significant technological changes in the industry, changes in customer requirements, changes in product costs and selling prices, or the emergence of competitor products with new capabilities or technologies could affect our operating results adversely. We currently buy all wafers and die, an integral component of our products, from outside suppliers and we are dependent on third party subcontractors to assemble and test our products. Failure by these suppliers to satisfy our requirements on a timely basis at competitive prices could cause us to suffer manufacturing delays, a possible loss of revenues, or higher than anticipated costs of revenues, any of which could severely adversely affect operating results.

Since March 2001, we have been increasing our out-sourcing activities for our end customer service logistics to support our customers. Currently Silicon Professional Technology Ltd., or SPT, supports our customers in Taiwan, China and other Southeast Asia countries. SPT provides planning, warehousing, delivery, billing, collection and other logistic functions for us in these regions. SPT is a wholly-owned subsidiary of one of our stocking representatives in Taiwan, Professional Computer Technology Limited, or PCT. Products shipped to SPT are accounted for as consigned inventory, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. For the years ended December 31, 2001 and 2002, SPT serviced end customer sales accounting for 29.7% and 57.4% of our net product revenues recognized. Further description of our relationships with PCT and SPT are in Note 13 of these Notes to the Consolidated Financial Statements.

We ship products to, and have accounts receivable from, original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, contract electronic manufacturers, or CEMs, stocking representatives, distributors, and our logistics center. Our stocking representatives, distributors and logistics center reship our products to our end customers, including OEMs, ODMs, CEMs and end users. No stocking representative or distributor serviced more than 10.0% of our customer sales in 2000, 2001 or 2002. Our stocking representatives and distributors could discontinue their relationship with us or discontinue selling our products at any time. The loss of our relationship with any of our stocking representatives or distributors could harm our operating results by impairing our ability to sell our products to our end customers. Our logistics center, SPT, may cease providing services to us at any time. If SPT were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions, which could impair our ability to collect accounts receivable from SPT and may harm our business.

We derived 77.6%, 80.7% and 88.5% of our net product revenues from Asia during 2000, 2001 and 2002, respectively. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region.

Our revenues may be impacted by our ability to obtain adequate wafer supplies from our foundries. The foundries with which we currently have arrangements, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and in ramping-up new product production and we could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by our foundries. Such disruptions, shortages and price increases could harm our operating results.

We depend on independent subcontractors to assemble and test our products. Our reliance on these subcontractors involves the following significant risks:

- reduced control over delivery schedules and quality;
- the potential lack of adequate capacity during periods of strong demand;
- difficulties selecting and integrating new subcontractors;
- limited warranties on products supplied to us;
- potential increases in prices due to capacity shortages and other factors; and
- potential misappropriation of our intellectual property.

These risks may lead to increased costs, delayed product delivery or loss of competitive advantage, which would harm our profitability and customer relationships.

It should be noted that we may be greatly impacted by the political, economic and military conditions in Taiwan. Taiwan and China are continuously engaged in political disputes and both countries continue to conduct military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. This could severely harm our business by interrupting or delaying production or shipment of our product. Any kind of activity of this nature or even rumors of such activity could severely and negatively impact our operations, revenues, operating results, and stock price.

Our corporate headquarters are located in California near major earthquake faults. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster, such as a typhoon, near one or more of our major suppliers, like the earthquake in September 1999 or the typhoon in September 2001 that occurred in Taiwan, could potentially disrupt the operations of those suppliers, which could then limit the supply of our products and harm our business.

We incurred net losses in 2001 and 2002. The losses were the result of declining revenue, declining average selling prices and impairment of investments. We anticipate that our existing cash, cash equivalents and available-for-sale investments will be sufficient to meet our anticipated cash needs for operations and capital requirements through December 31, 2003. Our expectations as to our cash flows, and as to future cash balances, are subject to a number of assumptions, including demand for product, average selling prices, product mix, changes in semiconductor industry conditions, competitive factors and the outcome of current legal matters, many of which are beyond our control. If actual results differ from our assumptions we may need to obtain debt financing or sell additional shares of our equity securities. There can be no assurance that the Company will be able to obtain debt or equity financing on terms acceptable to us or at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our ability to achieve our intended business objectives.

***Basis of Consolidation:***

The consolidated financial statements include the accounts of SST and our wholly-owned subsidiaries after elimination of inter-company balances and transactions. The functional currency of SST and its subsidiaries is the United States dollar.

*Foreign Currency Transactions:*

Monetary accounts maintained in currencies other than the United States dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transactions. The effects of foreign currency re-measurement are reported in current operations. The effect of foreign currency re-measurement was not significant in fiscal years 2000, 2001 or 2002.

*Financial Instruments:*

Cash equivalents are highly liquid investments with original or remaining maturities of three months or less as of the dates of purchase. Highly liquid investments included in cash equivalents are classified as available-for-sale and are carried at cost, which approximates fair value. Cash equivalents present insignificant risk of changes in value because of interest rate changes. We maintain substantially all of our cash balances with three major financial and/or brokerage institutions domiciled in the United States and we have not experienced any material losses relating to these investment instruments.

Short and long-term investments, which are comprised of federal, state and municipal government obligations and foreign and public corporate debt securities, are classified as available-for-sale and carried at fair value, based on quoted market prices, with the unrealized gains or losses, net of tax, reported in shareholders' equity as other comprehensive income. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. Realized gains and losses are recorded on the specific identification method. Realized gains and losses were not material in 2000, 2001 and 2002.

The carrying amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are considered to approximate fair values based upon the short maturities of those financial instruments. The fair value of available-for-sale investments is in Note 2 of these Notes to the Consolidated Financial Statements.

Financial instruments that potentially subject us to concentrations of credit risks comprise, principally, cash, cash equivalents, investments and trade accounts receivable. We invest our excess cash in accordance with our investment policy, which has been approved by our Board of Directors and reviewed periodically. We perform credit evaluations of new customers and require those without positive, established histories to pay in advance, upon delivery or through letters of credit. Otherwise, we do not require collateral of our customers, and maintain allowances for potential credit losses. As of December 31, 2001 one account, SPT, a related party, refer to Note 13 of these Notes to the Consolidated Financial Statements, represented 48.8% and another customer, Actron, represented 21.9% of net accounts receivable. As of December 31, 2002, SPT represented 68.5% of our net accounts receivable.

We have acquired interests in Japanese and Taiwanese companies and a Cayman Islands company operating in China (see Note 13 of these Notes to the Consolidated Financial Statements). As these companies are privately held, it was not practicable to estimate the fair value of the investments in the issued untraded common stock. Investments in privately held companies are included in "Equity investments" in the balance sheet and are carried at their original cost and when a decline in value is other than temporary the securities are reduced to their estimated fair value. An investment in King Yuan Electronics Company, Limited, or KYE, a Taiwanese company that completed an initial public offering during 2001, has been included in "Long-term available-for-sale investments," and we have recorded the investment at fair market value, with unrealized gains and losses reported as a separate component of shareholders' equity. If a loss is other than temporary, it is reported as an "Impairment of equity investments." See Note 10 of these Notes to the Consolidated Financial Statements. Dividends and other distributions of earnings from the investees, if any, are included in other income when declared.

*Inventories:*

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventory is dependent on our estimate of future average selling prices, and, if our projected average selling prices are over estimated, we may be required to adjust our inventory value to reflect the lower of cost or market. Due to the large number of units in our inventory, even a small change in average selling prices could result in a significant adjustment and have a significant impact on our financial position and results of operations. Our inventories include high technology parts and components that are specialized in nature or subject to rapid technological obsolescence. Some of our customers have requested that we ship them product that has a finished goods date of manufacture that is less than one year old. In the event that this becomes a common requirement, it may be necessary for us to provide for an additional allowance for our on hand finished goods inventory with a date of manufacture of greater than one year old, which could result in a significant adjustment and could harm our financial results. As of December 31, 2002, our allowance for excess and obsolete inventories includes an allowance for our on hand finished goods inventory with a date of manufacture of greater than two years old and for certain products with a date of manufacture of greater than one year old. While we have programs to minimize the required inventories on hand and we consider technological obsolescence when estimating allowances for potentially excess and obsolete inventories and those required to reduce recorded amounts to market values, it is reasonably possible that such estimates could change in the near term. Such changes in estimates could have a significant impact on our financial position and results of operations.

Inventory valuation adjustment to cost of sales and adverse purchase commitments amounted to $4.3 million in 2000, $72.2 million in 2001 and $10.4 million in 2002. In 2001 and 2002, $24.5 million and $5.9 million, respectively, of the adjustment related to lower of cost or market with the balance due to excess or obsolete inventory.

*Equipment, Furniture and Fixtures:*

Equipment, furniture and fixtures are stated at cost and depreciated using the straight-line method over estimated useful lives of three to seven years (see Note 3 of these Notes to the Consolidated Financial Statements).

*Intangible Assets:*

Intangible assets include technology acquired in acquisitions and technology acquired under licensing arrangements. These amounts are included in other assets and amortized over estimated lives of three to five years.

*Long-Lived Assets:*

Long-lived assets include equipment, furniture and fixtures, privately held equity investments and intangible assets. Whenever events or changes in circumstances indicate that the carrying amounts of long-lived assets may not be recoverable, we estimate the future cash flows, undiscounted and without interest charges, expected to result from the use of those assets and their eventual cash position. If the sum of the expected future cash flows is less then the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

*Revenue Recognition:*

Sales to direct customers and foreign stocking representatives are recognized net of an allowance for estimated returns. When product is shipped to direct customers or stocking representatives, or by our distributors or SPT to end users, prior to recognizing revenue, we also require that evidence of the arrangement exists, the price is fixed or determinable and collection is reasonably assured. Sales to distributors are made primarily under arrangements allowing price protection and the right of stock rotation on merchandise unsold. Because of the uncertainty associated with pricing concessions and future returns, we defer recognition of such revenues, related costs of revenues and related gross profit until the merchandise is sold by the distributor. Products shipped to SPT are accounted for as consigned inventory and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT.

For license and other arrangements for technology that we are continuing to enhance and refine and under which we are obligated to provide unspecified enhancements, revenue is recognized over the lesser of the estimated period that we have historically enhanced and developed refinements to the technology, approximately two to three years (the upgrade period), or the remaining portion of the upgrade period from the date of delivery, provided all specified technology and documentation has been delivered, the fee is fixed or determinable and collection of the fee is reasonably assured. From time to time, we reexamine the estimated upgrade period relating to licensed technology to determine if a change in the estimated upgrade period is needed. Revenue from license or other technology arrangements where we are not continuing to enhance and refine technology or are not obligated to provide unspecified enhancements is recognized upon delivery, if the fee is fixed or determinable and collection of the fee is reasonably assured.

Royalties received under these arrangements during the upgrade period are recognized as revenue based on the ratio of the elapsed portion of the upgrade period to the estimated upgrade period. The remaining portions of the royalties are recognized ratably over the remaining portion of the upgrade period. Royalties received after the upgrade period has elapsed are recognized when reported to us, which generally coincides with the receipt of payment.

***Research and Development:***

Research and development expenses are charged to operations as incurred.

***Income Taxes:***

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

***Computation of Net Income (Loss) Per Share:***

We have computed and presented net income (loss) per share under two methods, basic and diluted. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the sum of the weighted average number of common shares outstanding and potential common shares (when dilutive).

***Stock Compensation:***

We account for stock-based compensation using the intrinsic value method. We calculate the fair value of stock-based compensation and disclose the pro forma impact of the value on net income (loss) and net income (loss) per share in Note 7 of these Notes to the Consolidated Financial Statements.

***Comprehensive Income (Loss):***

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) includes unrealized gains and losses on available-for-sale investments, net of tax. Other comprehensive gain (loss) is presented in the statement of shareholders' equity and comprehensive income (loss).

***Reclassifications:***

Certain amounts in our prior years consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications have no impact on our previously reported net income (loss).

***Recent Accounting Pronouncements:***

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. We adopted SFAS No. 142 during the quarter ended March 31, 2002. The adoption of SFAS No. 142 did not have a significant impact on our financial position or results of operations and goodwill amortization recorded in prior periods was not material.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We are currently assessing the impact of SFAS No. 143 on our consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 applies to all long-lived assets, including discontinued operations, and consequently amends the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Division of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale and requires the measurement to be at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We adopted SFAS No. 144 during the quarter ended March 31, 2002. The adoption of SFAS No. 144 to date has not had a significant impact on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under Emerging Issues Task Force, or EITF, No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 and early application is encouraged. We will adopt SFAS No. 146 during the quarter ending March 31, 2003. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS No. 146. The effect of adoption of SFAS No. 146 will change on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred.

In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We have adopted the disclosure provision of FIN No. 45 for the year ended December 31, 2002 and we are currently assessing the impact of the recognition and measurement provisions of FIN No. 45 on our consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently assessing the impact of EITF Issue No. 00-21 on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure – an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. We have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the estimate of the market value of our stock at the date of the grant over the amount an employee must pay to acquire our stock. We have adopted the annual disclosure provisions of SFAS No. 148 in our financial reports for the year ended December 31, 2002 and will adopt the interim disclosure provisions for our financial reports for the quarter ending March 31, 2003. As the adoption of this standard involves disclosures only, we do not expect a material impact on our consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. We are currently reviewing our equity investments and associated relationships to determine if they are variable interest entities as defined by FIN No. 46. It is reasonably possible that we are the primary beneficiary of or hold a significant variable interest in a variable interest entity. The nature, purpose and activities of the potential variable interest entities is outlined in Note 13 of these Notes to the Consolidated Financial Statements. Our maximum exposure to loss as a result of our involvement with the potential variable interest entities is our investment in such entities as we are not obligated to provide any additional financing.

**2. Available-for-Sale Investments:**

In July 2002, in connection with our Atmel litigation (see Note 6 of these Notes to the Consolidated Financial Statements), we posted a bond in the amount of $36.5 million pending our appeal. In connection with the bond, we have pledged cash, cash equivalents and available-for-sale investments in the amount of $36.5 million under the custody of one financial institution, and classified these amounts as restricted cash, cash equivalents and available-for-sale investments. As of December 31, 2002, total restricted cash, cash equivalents and available-for-sale investments was $36.8 million, which consisted of the bond amount of $36.5 million and restricted interest earned on the investments of approximately $348,000.

The fair value of available-for-sale investments, including restricted available-for-sale investments, as of December 31, 2002 were as follows (in thousands):

| | Amortized Cost | Unrealized Gain | Fair Value |
|---|---|---|---|
| Corporate bonds and notes | $ 359 | $ -- | $ 359 |
| Government bonds and notes | 123,763 | 107 | 123,870 |
| Foreign listed equity securities | 1,299 | 138 | 1,437 |
| Total bonds, notes and equity securities | $ 125,421 | $ 245 | 125,666 |
| Less amounts classified as cash equivalents | | | (53,679) |
| Total short and long-term available-for-sale investments | | | $ 71,987 |
| Contractual maturity dates for investments in bonds and notes: | | | |
| Less than 1 year | | | $ 41,252 |
| Less than 1 year - restricted | | | 24,873 |
| 1 to 5 year | | | 4,425 |
| | | | $ 70,550 |

The unrealized gain as of December 31, 2002 is recorded in accumulated other comprehensive income, net of tax of $94,000.

The fair value of available-for-sale investments as of December 31, 2001 were as follows (in thousands):

| | Cost | Unrealized Gain | Value |
|---|---|---|---|
| Corporate bonds and notes | $ 56,988 | $ 59 | $ 57,047 |
| Foreign bonds and notes | 5,418 | 49 | 5,467 |
| Government bonds and notes | 58,944 | 255 | 59,199 |
| Foreign listed equity securities | 1,299 | -- | 1,299 |
| Total bonds, notes and equity securities | $ 122,649 | $ 363 | 123,012 |
| Less amounts classified as cash equivalents | | | (50,047) |
| Total short and long-term available-for-sale investments | | | $ 72,965 |
| Contractual maturity dates for investments in bonds and notes: | | | |
| Less than 1 year | | | $ 71,666 |

The unrealized gain as of December 31, 2001 is recorded in accumulated other comprehensive income, net of tax of $138,000.

**3. Balance Sheet Detail (in thousands):**

Inventories comprise:

| | December 31, 2001 | December 31, 2002 |
|---|---|---|
| Raw materials | $ 65,518 | $ 40,036 |
| Work in process | 4,971 | 8,923 |
| Finished goods | 33,968 | 28,608 |
| Consigned inventory | 3,767 | 5,473 |
| | $ 108,224 | $ 83,040 |

Other current assets comprise:

| | December 31, 2001 | December 31, 2002 |
|---|---|---|
| Refundable income tax | $ -- | $ 22,744 |
| Other current assets | 11,839 | 6,927 |
| | $ 11,839 | $ 29,671 |

Equipment, furniture and fixtures comprise:

| | December 31, 2001 | December 31, 2002 | Useful Lives |
|---|---|---|---|
| Equipment | $ 14,998 | $ 15,142 | Four years |
| Design hardware | 6,939 | 7,937 | Three years |
| Software | 7,334 | 8,625 | Three years |
| Furniture and fixtures | 9,951 | 10,490 | Seven years |
| | 39,222 | 42,194 | |
| Less accumulated depreciation | 17,790 | 25,762 | |
| | 21,432 | 16,432 | |
| Construction in progress | 574 | 557 | |
| | $ 22,006 | $ 16,989 | |

Depreciation expense was $5,016,000, $8,436,000 and $9,306,000 for 2000, 2001 and 2002, respectively. Construction in progress in 2001 and 2002 relates primarily to our supply chain management system. These costs will be depreciated over three years beginning during the month that each system is fully functional. We expect the supply chain management system to be fully functional by the end of 2003. The estimated useful life of software purchased after December 31, 1999 is three years (as compared to the four year life previously used) to more accurately reflect our actual replacement rate of software.

Accrued liabilities comprise:

| | December 31, | |
|---|---|---|
| | 2001 | 2002 |
| Accrued compensation and related | $ 4,372 | $ 5,070 |
| Accrued income tax payable | 434 | 6,782 |
| Accrued liabilities-related parties | 764 | 473 |
| Accrued warranty | 2,883 | 492 |
| Other accrued liabilities | 7,937 | 5,966 |
| | $ 16,390 | $ 18,783 |

Accrued warranty:

| | |
|---|---|
| Balance at December 31, 2001 | $ 2,883 |
| Accruals for warranties issued during the period | 460 |
| Settlements made | (2,851) |
| Balance at December 31, 2002 | $ 492 |

Our products are generally subject to warranty and we provide for the estimated future costs of repair, replacement or customer accommodation upon shipment of the product in the accompanying statements of operations. Our warranty accrual is estimated based on historical claims compared to historical revenues and assumes that we have to replace products subject to a claim. For new products, we use our historical percentage for the appropriate class of product.

Our technology license agreements generally include an indemnification clause that indemnifies the licensee against liability and damages (including legal defense costs) arising from any claims of patent, copyright, trademark or trade secret infringement by our proprietary technology. The terms of these guarantees approximate the terms of the technology license agreements, which typically range from five to ten years. Our current license agreements expire from 2003 through 2014. The maximum possible amount of future payments we could be required to make, if such indemnifications were required on all of these agreements, is $34.5 million. We have not recorded any liabilities as of December 31, 2002 related to these indemnities.

**4. Line of Credit:**

We terminated our line of credit on July 12, 2002.

**5. Commitments:**

We lease our corporate facilities under non-cancelable operating leases that expire in 2003 through 2012. The leases require escalating monthly payments over their terms and, therefore, periodic rent expense is being recognized on a straight-line basis. Under the terms of the leases, we are responsible for maintenance costs, including real property taxes, utilities and other costs. Rent expense was $2,060,000, $5,334,000 and $5,385,000 in 2000, 2001 and 2002, respectively.

During the third quarter of 2001, we recorded a period charge to other operating expense of approximately $756,000 relating to an operating lease for an abandoned building. This charge represented the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge was an estimate and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. We may be unable to secure subtenants for such space due to the recent decrease in demand for commercial rental space in Silicon Valley. If we are not successful in subleasing our unused office space, we may be required to take an additional period charge for the balance of the future lease cost. At December 31, 2001 and 2002, payments made have reduced the recorded liability to $662,000 and $473,000, respectively.

Future minimum rental payments at December 31, 2002 are as follows (in thousands):

| | | |
|---|---|---|
| 2003 | $ | 5,162 |
| 2004 | | 5,245 |
| 2005 | | 3,624 |
| 2006 | | 2,467 |
| 2007 | | 2,540 |
| Thereafter | | 6,107 |
| | $ | 25,145 |

*Purchase Commitments:*

As of December 31, 2002, we had outstanding purchase commitments with our foundry vendors of approximately $21.1 million for delivery in 2003. We have recorded a liability of $1.3 million for adverse purchase commitments.

In December 2000, we committed, subject to certain business conditions, to prepay $50.0 million to a vendor to secure increased wafer capacity in 2002 and 2003. We renegotiated this agreement in December 2002 and were released from our commitment.

**6. Contingencies:**

On January 3, 1996, Atmel Corporation sued us in the U.S. District Court for the Northern District of California. Atmel's complaint alleged that we willfully infringe five U.S. patents owned by or exclusively licensed to Atmel. Atmel later amended its complaint to allege infringement of a sixth patent. Regarding each of these six patents, Atmel sought a judgment that we infringe the patent, an injunction prohibiting future infringement, and treble damages, as well as attorney's fees and expenses.

On two of the six patents, the District Court ruled by summary judgment that we did not infringe. Two of the other patents were invalidated by another U.S. District Court in a proceeding to which we were not a party, but this decision was later reversed by the Federal Circuit Court of Appeals. As discussed below, as the result of a ruling in another case, Atmel has withdrawn its allegations as to another patent ("the '747 patent"). At this point, three patents remain at issue in Atmel's District Court case against us ("the '811, '829 and '903 patents"). As all of these patents have expired, Atmel cannot obtain an injunction against the sale of our products.

On February 17, 1997, Atmel filed an action with the International Trade Commission, or ITC, against two suppliers of our parts, involving four of the six patents that Atmel alleged that we infringed in the District Court case above. We intervened as a party to that investigation.

On October 16, 2000, the ITC found the '903 patent valid and infringed, and ruled that we could not import into the United States certain products that use the claimed circuit made by one of our suppliers. The ITC also ruled that we do not infringe the '811 and '829 patents. We appealed from the Limited Exclusion Order, and in August 2001 the Court of Appeals for the Federal Circuit issued an opinion giving its reasons for denying that appeal. The '903 patent and the ITC's Limited Exclusion Order expired on September 14, 2001.

On January 14, 2002 the court in *Atmel Corp. v. Macronix America, Inc.* denied Atmel's motion to correct the '747 patent. We intervened as a party in the Macronix case for purposes of opposing that motion. As a result of the Court's decision, Atmel withdrew its claims against us based on the '747 patent.

A jury trial on the '811 and '829 patents began on April 8, 2002. The jury found that we willfully infringed those patents, and awarded Atmel $20.0 million in actual damages. On May 7, 2002, the Court entered judgment in the total amount of $36.5 million, which includes the original $20.0 million. The '811 and '829 patents expired in February 2002. Therefore, we are not precluded from selling any of our products. We believe that there were significant errors in both the infringement and the damages verdicts, and filed a Notice of Appeal on July 16, 2002. On October 7, 2002, we filed our opening brief in that appeal. Our final reply brief was filed on January 16, 2003. Atmel filed its final brief on January 30, 2003. The Court of Appeals will likely schedule oral arguments sometime in 2003. We do not expect a decision until sometime in mid-to-late 2003. Atmel has agreed to stay its enforcement of this judgment pending our appeal. In July 2002, we posted a bond in the amount of $36.5 million pending the appeal. In connection with the bond, we have pledged cash, cash equivalents and available-for-sale investments in the amount of $36.5 million. As of December 31, 2002, this amount is included in restricted cash, cash equivalents and available-for-sale investments in our balance sheet (see Note 2 of these Notes to the Consolidated Financial Statements).

Trial on the '903 patent was severed and heard before a jury beginning on July 29, 2002. The Court has ruled that we infringed that patent, so the jury was asked to decide whether the patent is valid and, if so, assess what, if any, damages are due Atmel. The jury was unable to unanimously decide whether the '903 patent is valid, and a mistrial was declared. The Court denied Atmel's request to schedule a retrial until the appeals of the verdict regarding the '811 and '829 patents are decided.

On October 1, 2000, we announced a settlement in our lawsuit with Winbond Electronics of Taiwan. We filed a lawsuit against Winbond in July 1998 in the U.S. District Court in San Jose, California pursuant to the termination of our SuperFlash technology licensing agreement with Winbond. As part of the settlement, Winbond agreed to a consent judgment and will not contest the validity and appropriateness of SST's termination of the licensing agreement in June 1998. This settlement concludes all litigation between us and Winbond. We received $10.4 million and $20.0 million in license fees during 2000 and 2001, respectively, as part of this settlement. No further back royalty payments were required after 2001 under this legal settlement.

From time to time, we are also involved in other legal actions arising in the ordinary course of business. We have accrued certain costs associated with defending these matters. There can be no assurance the Atmel complaint or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future which may adversely impact gross margins. No estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies. As a result, no losses have been accrued in our financial statements as of December 31, 2002.

**7. Shareholders' Equity:**

***Stock Purchase Plan:***

In September 2001, our board of directors authorized the purchase of an aggregate of up to $15.0 million of our common stock. The purchases may be made in the open market at prevailing market prices or in negotiated transactions off the market, subject to compliance with applicable provisions of the California Corporation Code and in accordance with applicable federal and state securities laws and regulations. The stock purchase program was recently extended until October 31, 2003 and will stay in effect unless earlier revoked by our board of directors. As of December 31, 2002, no shares had been purchased under this program.

***Authorized Capital Shares:***

Our authorized capital shares consist of 250,000,000 shares of common stock and 7,000,000 shares of preferred stock. Of the preferred stock, 450,000 shares has been designated as series A junior participating preferred stock. All of our capital shares have no par value.

***Share Purchase Rights Plan:***

We have a Share Purchase Rights Plan, adopted in May 1999 and subsequently amended, in which preferred stock rights were distributed as a rights dividend at a rate of one right for each share of common stock held as of the close of business on May 27, 1999. Preferred stock rights will also be issued with any new issuance of common shares. Each Right entitles the registered holder under certain circumstances to purchase from us one three- hundredth (one-third of one one-hundredth) of a share of series A junior participating preferred stock. Until the occurrence of certain events the preferred stock rights will be transferable with and only with the Common Shares. The effect will be to discourage acquisitions of more than 15 percent of our common stock without negotiations with the Board of Directors. The rights expire May 3, 2009.

***Net Income (Loss) Per Share:***

A reconciliation of the numerator and the denominator of basic and diluted net income (loss) per share are as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Numerator - Basic | | | |
| Net income (loss) | $ 105,748 | $ (28,996) | $ (15,095) |
| Denominator - Basic | | | |
| Weighted average common stock outstanding | 86,123 | 91,084 | 92,667 |
| Basic net income (loss) per share | $ 1.23 | $ (0.32) | $ (0.16) |
| Numerator - Diluted: | | | |
| Net income (loss) | $ 105,748 | $ (28,996) | $ (15,095) |
| Denominator - Diluted: | | | |
| Weighted average common stock outstanding | 86,123 | 91,084 | 92,667 |
| Dilutive potential of common stock equivalents: | | | |
| Options | 7,701 | -- | -- |
| | 93,824 | 91,084 | 92,667 |
| Diluted net income (loss) per share | $ 1.13 | $ (0.32) | $ (0.16) |

Stock options to purchase 10,887,000 and 10,654,000 shares of common stock with weighted average price of $7.13 and $7.46 were outstanding at December 31, 2001 and 2002, respectively, but were not included in the computation of diluted net loss per share because we had a net loss in 2001 and 2002. Anti-dilutive stock options to purchase approximately 358,000 shares of common stock with a weighted average price of $25.59 were excluded from the computation of diluted net income per share for 2000 because the exercise price of the options exceeded the average fair market value of the stock for 2000.

*Equity Incentive Plan:*

Our 1995 Equity Incentive Plan, or the Equity Incentive Plan, as amended, has 30,250,000 shares of common stock reserved for issuance upon the exercise of stock options to our employees, directors, consultants and affiliates.

Under the Equity Incentive Plan, the Board of Directors has the authority to determine to whom options will be granted, the number of shares under option, the option term and the exercise price. The options generally are exercisable beginning one year from date of grant and generally thereafter over periods ranging from four to five years from the date of grant. The term of any options issued may not exceed ten years from the date of grant.

*Directors' Option Plan:*

Our 1995 Non-Employee Directors' Stock Option Plan, or the Directors' Plan, as amended, provides for the automatic initial grant of options to purchase 45,000 shares of our common stock to our non-employee directors. The Directors' Plan also provides for the grant of options to purchase up to an additional 18,000 shares annually thereafter. Options under the Directors' Plan become exercisable immediately upon date of grant, and the exercise price of options granted must equal or exceed the fair market value of our common stock on the date of grant. The options expire ten years after the date of grant. As of December 31, 2002, we have reserved 800,000 shares of common stock for issuance upon the exercise of stock options under the Directors' Plan.

Activity under the Equity Incentive Plan and Directors' Plan are as follows (in thousands, except per share data):

| | Available for Grant | Options Outstanding | | | | | | | Weighted Average Price |
|---|---|---|---|---|---|---|---|---|---|
| | | Shares | Price Per Share | | | | Amount | | |
| Balances, December 31, 1999 | 3,752 | 9,618 | $ | 0.05 - | $ | 8.29 | $ | 13,546 | $ 1.41 |
| Granted | (3,921) | 3,921 | | 9.85 - | | 29.44 | | 62,559 | 15.95 |
| Exercised | -- | (2,449) | | 0.05 - | | 5.56 | | (2,410) | 0.98 |
| Terminated | 487 | (487) | | 0.68 - | | 29.44 | | (2,267) | 4.66 |
| Authorized | 3,000 | -- | | -- | | -- | | -- | -- |
| Balances, December 31, 2000 | 3,318 | 10,603 | | 0.05 - | | 29.44 | | 71,428 | 6.74 |
| Granted | (1,878) | 1,878 | | 4.46 - | | 18.56 | | 11,639 | 6.20 |
| Exercised | -- | (1,220) | | 0.05 - | | 10.29 | | (1,294) | 1.06 |
| Terminated | 374 | (374) | | 0.68 - | | 29.44 | | (4,128) | 11.02 |
| Authorized | 2,000 | -- | | -- | | -- | | -- | -- |
| Balances, December 31, 2001 | 3,814 | 10,887 | | 0.05 - | | 29.44 | | 77,645 | 7.13 |
| Granted | (1,377) | 1,377 | | 3.65 - | | 10.80 | | 7,133 | 5.16 |
| Exercised | -- | (1,193) | | 0.05 - | | 8.63 | | (1,227) | 1.03 |
| Terminated | 417 | (417) | | 0.68 - | | 29.44 | | (4,038) | 9.68 |
| Authorized | 2,200 | -- | | -- | | -- | | -- | -- |
| Balances, December 31, 2002 | 5,054 | 10,654 | $ | 0.05 - | $ | 29.44 | $ | 79,513 | $ 7.46 |

At December 31, 2000, 2001 and 2002, 3,643,000, 5,398,000 and 6,568,000 options were exercisable at a weighted-average exercise price per share of $1.63, $5.06 and $6.62, respectively.

*Employee Stock Purchase Plan:*

Our 1995 Employee Stock Purchase Plan, or the Purchase Plan, as amended, has 3,600,000 shares reserved for issuance. The Purchase Plan provides for eligible employees to purchase shares of common stock at a price equal to 85% of the fair market value of our common stock on the date of the option grant, or, if lower, 85% of the fair market value of our common stock six months after the option grant, by withholding up to 10 percent of their annual base earnings. At December 31, 2002, 931,000 shares were available for purchase under the Purchase Plan. Shares issued under the Purchase Plan in 2000, 2001 and 2002 were 252,000, 247,000 and 517,000, respectively.

*Stock Compensation:*

No compensation cost has been recognized for the Equity Incentive Plan, the Directors' Plan or the Purchase Plan. Had compensation cost for these plans been determined based on the fair value at the grant date for the awards, our net income (loss) and net income (loss) per share for 2000, 2001 and 2002 would have been decreased (increased) to the pro forma amounts indicated below (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Net income (loss), as reported | $ 105,748 | $ (28,996) | $ (15,095) |
| Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (16,048) | (16,677) | (12,112) |
| Pro forma net income (loss) | $ 89,700 | $ (45,673) | $ (27,207) |
| Pro forma net income (loss) per share - basic | $ 1.04 | $ (0.50) | $ (0.29) |
| Pro forma net income (loss) per share - diluted | $ 0.97 | $ (0.50) | $ (0.29) |

The fair value of each option grant for both the Directors' Plan and the Equity Incentive Plan is estimated on the date of grant using the Black-Scholes multiple options pricing model with the following weighted average assumptions by year:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Risk-free interest rate | 5.9-6.4% | 3.9-5.0% | 2.8-4.9% |
| Expected term of option | 2 years | 3 years | 3 years |
| Expected volatility | 100% | 100% | 100% |
| Expected dividend yield | 0% | 0% | 0% |

The weighted average fair value of options granted under the Equity Incentive Plan and the Directors' Plan during 2000, 2001 and 2002 was $12.70, $4.01 and $4.01, respectively, per share.

The fair value of each stock purchase right is estimated using the Black-Scholes model with the following weighted average assumptions by year:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| Risk-free interest rate | 6.0-6.1% | 3.6-5.3% | 2.1-2.3% |
| Expected term of right | 1/2 year | 1/2 year | 1/2 year |
| Expected volatility | 100% | 100% | 100% |
| Expected dividend yield | 0% | 0% | 0% |

Option grants and purchase plan rights are priced at the date of grant. The risk-free interest rate range represents the low and high end of the range used at different points during the year.

The weighted average valuation of right grants under the Purchase Plan during 2000, 2001 and 2002 was $2.77, $7.00 and $3.81, respectively, per share.

The options outstanding and currently exercisable by exercise price under the Equity Incentive Plan and the Directors' Plan at December 31, 2002 are as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Outstanding | Weighted-Average Exercise Price |
| $ 0.05 - $ 0.05 | 79,000 | 0.52 | $ 0.05 | 79,000 | $ 0.05 |
| $ 0.06 - $ 1.04 | 2,199,000 | 5.08 | $ 0.92 | 2,172,000 | $ 0.92 |
| $ 1.08 - $ 1.84 | 441,000 | 5.55 | $ 1.36 | 361,000 | $ 1.33 |
| $ 1.92 - $ 3.65 | 1,869,000 | 7.70 | $ 2.91 | 936,000 | $ 2.37 |
| $ 3.81 - $ 5.56 | 1,867,000 | 7.67 | $ 4.64 | 612,000 | $ 4.73 |
| $ 6.36 - $ 9.92 | 1,259,000 | 7.99 | $ 8.89 | 711,000 | $ 9.07 |
| $ 10.29 - $ 11.85 | 1,080,000 | 6.14 | $ 11.18 | 734,000 | $ 11.11 |
| $ 17.79 - $ 24.75 | 1,382,000 | 7.32 | $ 19.63 | 647,000 | $ 20.13 |
| $ 25.27 - $ 28.35 | 461,000 | 7.54 | $ 25.80 | 306,000 | $ 25.96 |
| $ 29.44 - $ 29.44 | 17,000 | 7.50 | $ 29.44 | 10,000 | $ 29.44 |
| $ 0.05 - $ 29.44 | 10,654,000 | 6.83 | $ 7.46 | 6,568,000 | $ 6.62 |

**8. Acquisition:**

On December 1, 2000, we increased our ownership of Agate Semiconductor, Inc., or Agate, a privately held, memory design company located in Santa Clara, California, from 39.45% to 100% in a series of related transactions, effectively purchasing all of the remaining capital stock of Agate. The purchase price of $4.7 million, which was paid in cash and includes acquisition costs of $40,000, was accounted for using the purchase method of accounting, which means that the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of the acquisition. The purchase price comprises cash paid of $4.2 million and $498,000 paid in 2001. The results of operations of Agate have been included with our results of operations since December 1, 2000, the date that the acquisition was consummated.

The fair value of the assets of Agate, which was determined through established valuation techniques used by an independent appraiser, and a summary of the consideration exchanged for these assets is as follows (in thousands):

| | | |
|---|---|---|
| Total purchase price | $ | 4,657 |
| | | |
| Assets acquired: | | |
| Tangible assets, primarily cash, deposits, and equipment | $ | 33 |
| Deferred tax asset | | 863 |
| Patents | | 762 |
| Workforce | | 152 |
| Purchased in-process research and development | | 3,911 |
| Deferred tax liability | | (366) |
| Other liabilities assumed | | (698) |
| | $ | 4,657 |

The amount allocated to the patents and the workforce is amortized on a straight line basis over five and three years, respectively. The amount of the purchase price allocated to purchased in-process research and development, which had no alternative future use and relates to a product for which technological feasibility had not been established, was expensed at the acquisition date.

As part of the acquisition, we have agreed to pay $659,000 to certain Agate employees if they remain in our employ until December 1, 2001. In December 2001, we paid the entire $659,000 to those employees and expensed it as compensation. In addition, after the purchase, loans assumed totaling $637,000 were repaid in cash. Summarized below are the unaudited pro forma results of SST as though Agate had been acquired at the beginning of 2000. Adjustments have been made for the estimated increases in amortization related to the purchase of patents, workforce, and other appropriate pro forma adjustments.

| | | December 31, 2000 |
|---|---|---|
| Revenue | $ | 490,261 |
| Net income | $ | 108,313 |
| Net income per share - basic | $ | 1.26 |
| Net income per share - diluted | $ | 1.15 |

The above amounts are based upon certain assumptions and estimates which we believe are reasonable and do not reflect any benefit from economies of scales, which might be achieved from combined operations. The pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the period presented or of future results of operations of the combined companies. The charge for purchased in process research and development has not been included in the pro forma results above because it is nonrecurring and directly related to the acquisition.

**9. Other Operating Expenses:**

Other operating expenses comprised (in thousands):

| | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | 2000 | | 2001 | | 2002 |
| In-process research and development | $ | 3,911 | $ | -- | $ | -- |
| Operating lease impairment | | -- | | 756 | | -- |
| Patent impairment | | -- | | 590 | | -- |
| | $ | 3,911 | $ | 1,346 | $ | -- |

***In-process research and development.*** In 2000 we incurred charges for in-process research and development related to our acquisition of Agate, see Note 8 of these Notes to the Consolidated Financial Statements.

***Operating lease impairment.*** During the third quarter of 2001, we recorded a period charge to other operating expense of approximately $756,000 relating to an operating lease for an abandoned building. This charge represents the estimated difference between the total non-discounted future sublease income and our non-discounted lease commitments relating to this building. The charge was an estimate and may be adjusted if we obtain a sublease for the building and the actual sublease income is significantly different from the estimate. We may be unable to secure subtenants for such space due to the recent decrease in demand for commercial rental space in Silicon Valley. If we are not successful in subleasing our unused office space, we may be required to take an additional period charge for the balance of the future lease cost. At December 31, 2001 and 2002 payments made have reduced the recorded liability to $662,000 and $473,000, respectively.

*Patent impairment.* During the quarter ended December 31, 2001, due to the delays in completing the first flash memory device using the Agate technology, we recorded an expense for impairment of intangible assets of $590,000. The assets relate to patents acquired as part of the acquisition of Agate Semiconductor Inc. in December 2000. We reviewed the recoverability of the recorded amounts based on expected future cash flows (undiscounted and before interest) from use of these assets and then determined the impairment loss of $590,000 based on the difference between the net book value of the assets and the estimated fair value of the assets.

**10. Impairment of Equity Investments:**

In 2000, we acquired a 10.0% interest in Apacer Technology, Inc., or Apacer, a privately held company located in Taiwan that designs, manufactures and markets memory modules, for approximately $9.9 million in cash. Our investment in Apacer was valued at cost. Bing Yeh, our President and CEO and a member of our Board of Directors, is a member of Apacer's Board of Directors. In 2001, we invested an additional $2.1 million in Apacer. In August 2002, we made an additional investment of $181,000. At the end of the third quarter of 2002, we determined that a continued and significant decline in Apacer's price per share was other than temporary, and accordingly, in the third quarter of 2002, we recorded a period charge to other expense of approximately $7.8 million to write down our investment in Apacer to $4.4 million which was determined using the price per share paid for the additional investment in August 2002.

During 2001, KYE, a company in which we have an investment, completed an initial public offering on the Taiwan Stock Exchange. Since the initial public offering there has been a significant decline in the market value of the investment. We had concluded that the decline in value is "other-than-temporary" and a write down of $3.3 million was necessary as of December 31, 2001. The investment was written down to $1.3 million based on the quoted market price as of December 31, 2001. As of December 31, 2002, the recorded value of our KYE investment was approximately $1.4 million based on the quoted market price as of the balance sheet date.

**11. Income Taxes:**

The provision for income taxes reflected in the statements of operations for the years ended December 31, 2000, 2001 and 2002 are as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | **2000** | **2001** | **2002** |
| Current: | | | |
| Federal, net of benefit of net operating losses utilized of $4,992 in 2000 | $ 47,187 | $ 2,078 | $ (3,912) |
| State | 3,606 | 1 | 1 |
| Foreign | 14 | 12 | 16 |
| | 50,807 | 2,091 | (3,895) |
| Deferred: | | | |
| Federal | (8,273) | (16,518) | (5,874) |
| State | (721) | (3,345) | (1,162) |
| | (8,994) | (19,863) | (7,036) |
| | $ 41,813 | $ (17,772) | $ (10,931) |

Substantially all of our revenue is taxable in the United States of America. Our effective tax rate (benefit)/provision differs from the statutory federal income tax rate as shown in the following schedule:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| United States statutory rate | 35.0 % | (35.0)% | (35.0)% |
| State taxes, net of federal benefit | 3.9 | (3.0) | (4.5) |
| Foreign taxes, net | -- | 0.2 | -- |
| Research and development credit | (2.9) | (3.0) | (5.9) |
| Tax exempt interest | -- | -- | (2.5) |
| Capital loss carried forward and not benefitted | -- | -- | 10.4 |
| Change in estimated tax contingency | -- | -- | (4.3) |
| Change in valuation allowance | (8.6) | -- | -- |
| Other | 0.9 | 2.8 | (0.2) |
| | 28.3 % | (38.0)% | (42.0)% |

As of December 31, 2001 and 2002 our deferred tax assets and liabilities consisted of (in thousands):

| | December 31, | |
|---|---|---|
| | 2001 | 2002 |
| Allowance for excess and obsolete inventory | $ 16,482 | $ 6,096 |
| Allowance for sales returns | 1,739 | 691 |
| Allowance for doubtful accounts | 1,088 | 1,709 |
| Deferred revenue | 133 | 1,546 |
| Other | 2,428 | 803 |
| Net operating loss carry-forwards | 570 | 1,731 |
| Depreciation | 1,385 | 648 |
| Tax credits | 5,529 | 9,094 |
| | $ 29,354 | $ 22,318 |
| | | |
| Current portion | $ 24,115 | $ 17,154 |
| Long-term portion | 5,239 | 5,164 |
| | $ 29,354 | $ 22,318 |

In the year ended December 31, 2000, we determined that it is more likely than not that the deferred tax assets were realizable based on our operating results in 2000 and projected future earnings. As of December 31, 2002, we have total short-term and long-term deferred tax assets of $22.3 million. If we continue to incur net losses in the future and the realization of the deferred tax assets through future taxable income becomes uncertain, we may be required to provide a valuation allowance for our deferred tax assets. We have research credit carry-forwards of approximately $3.0 million for California income tax purposes. The California research credit can be carried forward indefinitely. We have research credit carry-forwards of approximately $1.4 million for federal income tax purposes. The federal research credit can be carried forward and will expire in 2022.

We have foreign tax credit carry-forwards of approximately $4.5 million that, if not utilized, will expire in 2007.

We have federal operating loss carry-forwards of approximately $5.0 million that, if not utilized, will expire in 2022.

**12. Segment Reporting:**

Our operations involve the design, development, manufacturing, marketing and technical support of our nonvolatile memory products. We offer low and medium density devices that target a broad range of existing and emerging applications in the digital consumer, networking, wireless communications and Internet computing markets. Our products are differentiated based upon attributes such as density, voltage, access speed, package and predicted endurance. We also license our technology for use in non-competing applications.

We manage our business in four reportable segments: the Standard Memory Product Group, or SMPG, the

Application Specific Product Group, or ASPG, the Special Product Group, or SPG, and Technology Licensing. We do not allocate operating expenses, interest and other income, interest expense, impairment of equity investments and provision for or benefit from income taxes to any of these segments for internal reporting purposes, as we do not believe that allocating these expenses are material in evaluating a business unit's performance.

SMPG includes our three standard flash memory product families: the Small-Sector Flash, or SSF, family, the Multi-Purpose Flash, or MPF, family, and the Many-Time Programmable, or MTP, family. These families allow us to produce products optimized for cost, functionality and quality to support a broad range of mainstream applications that use nonvolatile memory products.

ASPG includes Concurrent SuperFlash, Serial Flash, Firmware Hub, or FWH, and Low Pin Count, or LPC, flash products. These products are designed to address specific applications such as cellular phones, pagers, PDAs, set-top boxes, hard disk drives and PCs. ASPG also includes flash embedded controllers such as the FlashFlex51 flash microcontroller and the ATA flash disk controller to consumer, industrial and mass data storage applications.

SPG includes ComboMemory, ROM/RAM Combos and other special flash products. These products are used in applications requiring low power and a small form factor such as cellular phones, wireless modems, MP3 players, pagers and digital organizers.

Technology licensing includes both up front license fees and royalties.

The following table shows our product revenues and gross profit (loss) for each segment (in thousands):

| | Year Ended December 31, 2002 | |
|---|---|---|
| | Revenues | Gross Profit |
| SMPG | $ 168,970 | $ 12,647 |
| ASPG | 68,637 | 23,554 |
| SPG | 6,414 | 1,574 |
| Technology Licensing | 30,637 | 30,637 |
| | $ 274,658 | $ 68,412 |

| | Year Ended December 31, 2001 | |
|---|---|---|
| | Revenues | Gross Profit (Loss) |
| SMPG | $ 152,246 | $ (32,964) |
| ASPG | 98,138 | 43,816 |
| SPG | 8,234 | (395) |
| Technology Licensing | 35,412 | 35,412 |
| | $ 294,030 | $ 45,869 |

| | Year Ended December 31, 2000 | |
|---|---|---|
| | Revenues | Gross Profit |
| SMPG | $ 401,162 | $ 170,522 |
| ASPG | 56,384 | 33,049 |
| SPG | 17,770 | 7,606 |
| Technology Licensing | 14,945 | 14,945 |
| | $ 490,261 | $ 226,122 |

Our net revenues are all denominated in U.S. dollars and are summarized as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2000 | 2001 | 2002 |
| United States | $ 76,898 | $ 28,592 | $ 21,871 |
| Europe | 28,376 | 21,332 | 10,599 |
| Japan | 66,635 | 23,549 | 28,465 |
| Korea | 42,986 | 22,039 | 30,321 |
| Taiwan | 133,677 | 110,847 | 91,219 |
| China (including Hong Kong) | 90,839 | 57,146 | 70,609 |
| Other Asian countries | 48,102 | 28,157 | 21,574 |
| Rest of world | 2,748 | 2,368 | -- |
| | $ 490,261 | $ 294,030 | $ 274,658 |

Foreign revenue is based on the country to which the product is shipped.

The locations and net book value of long-lived assets follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2002 |
| Japan | $ 64 | $ 3,605 |
| United States | 22,137 | 16,120 |
| Other | 902 | 1,257 |
| | $ 23,103 | $ 20,982 |

### 13. Equity Investments and Related Party Reporting:

Equity investments comprise (in thousands):

| | December 31, | |
|---|---|---|
| | 2001 | 2002 |
| Silicon Technology Co., Ltd | $ 939 | $ 939 |
| Apacer Technology, Inc | 11,931 | 4,358 |
| Powertech Technology, Incorporated | 2,532 | 2,532 |
| Professional Computer Technology Limited | 1,605 | 1,784 |
| Grace Semiconductor Manufacturing Corporation | 50,000 | 50,000 |
| Insyde Software Corporation | -- | 964 |
| Other | -- | 333 |
| | $ 67,007 | $ 60,910 |

The following table is a summary of our related party revenues and purchases (in thousands):

| | Year Ended December 31, 2002 | |
|---|---|---|
| | Revenues | Purchases |
| Silicon Technology Co., Ltd | $ 2,089 | $ -- |
| Ambit Microsystems Corp | 269 | -- |
| Apacer Technology, Inc | 899 | 588 |
| Professional Computer Technology Limited | 141 | -- |
| Silicon Professional Technology Ltd | 140,003 | -- |
| King Yuan Electronics Company, Limited | -- | 18,163 |
| Powertech Technology, Incorporated | -- | 8,378 |
| | $ 143,401 | $ 27,130 |

| | Year Ended December 31, 2001 | |
|---|---|---|
| | Revenues | Purchases |
| Silicon Technology Co., Ltd | $ 3,728 | $ -- |
| Acer and related entities (1) | 5,129 | 290 |
| Apacer Technology, Inc | 280 | 626 |
| Professional Computer Technology Limited | 4,019 | -- |
| Silicon Professional Technology Ltd | 76,869 | -- |
| King Yuan Electronics Company, Limited | -- | 21,827 |
| Powertech Technology, Incorporated | -- | 9,031 |
| | $ 90,025 | $ 31,774 |

| | Year Ended December 31, 2000 | |
|---|---|---|
| | Revenues | Purchases |
| Silicon Technology Co., Ltd | $ 12,047 | $ -- |
| Acer and related entities (1) | 21,280 | 6 |
| Apacer Technology, Inc | 447 | 8 |
| Ocean Contract Manufacturing Ltd | 1,441 | -- |
| Professional Computer Technology Limited | 22,348 | -- |
| King Yuan Electronics Company, Limited | -- | 16,721 |
| Powertech Technology, Incorporated | 9,044 | 9,478 |
| | $ 66,608 | $ 26,213 |

(1) Excludes Apacer Technology, Inc. balances.

The following table is a summary of our related party accounts receivable and accounts payable and accruals (in thousands):

| | December 31, 2001 | | December 31, 2002 | |
|---|---|---|---|---|
| | Accounts Receivable | Accounts Payable and Accruals | Accounts Receivable | Accounts Payable and Accruals |
| Silicon Technology Co., Ltd | $ 192 | $ -- | $ 459 | $ -- |
| Acer and related entities (1) | 524 | 87 | -- | -- |
| Ambit Microsystems Corp | 113 | -- | -- | -- |
| Apacer Technology, Inc | 128 | 27 | 141 | 119 |
| Professional Computer Technology Limited | -- | 896 | -- | 73 |
| Silicon Professional Technology Ltd | 19,839 | 863 | 24,648 | 432 |
| King Yuan Electronics Company, Limited | -- | 3,621 | -- | 4,285 |
| Powertech Technology, Incorporated | -- | 2,523 | -- | 2,253 |
| | $ 20,796 | $ 8,017 | $ 25,248 | $ 7,162 |

(1) Excludes Ambit Microsystems Corp. and Apacer Technology, Inc. balances.

In 1996, we acquired a 14% interest in Silicon Technology Co., Ltd., or Silicon Technology, a privately held Japanese company, for approximately $939,000 in cash. Bing Yeh our president, CEO and Board Director also is a member of Silicon Technology's board. At December 31, 2002, our investment, which is carried at cost, represented approximately 9% of the outstanding equity of Silicon Technology.

Dr. Ronald Chwang, a member of our Board of Directors, is also a director of Ambit Microsystems Corp., which is a related entity of Acer Incorporated, or Acer.

In 2000, we acquired a 10% interest in Apacer for approximately $9,868,000 in cash. Apacer, a privately held Taiwanese company and a related entity of Acer, is a memory module manufacturer. Bing Yeh our president, CEO and Board Director also is a member of Apacer's board. In 2001, we invested an additional $2.1 million in Apacer. In August 2002, we made an additional investment of $181,000. The investment was written down to $4.4 million during 2002, refer to Note 10 of these Notes to the Consolidated Financial Statements. At December 31, 2002, our investment represented approximately 10% of the outstanding equity of Apacer.

In 2000, we acquired a 15% interest in PCT, a privately held Taiwanese company, for approximately $1,456,000 in cash. Bing Yeh our president, CEO and Board Director also is a member of PCT's board. PCT is one of our stocking representatives. The investment is carried at cost. In May 2002, we made an additional investment of $179,000 in PCT.

PCT earns commissions for point-of-sales transactions to its customers. PCT's commissions are paid at the same rate as all of our other stocking representatives in Asia. In 2000, 2001 and 2002 we paid sales commissions of approximately $1,970,000, $1,701,000 and $2,306,000, respectively, to PCT. In March 2001, PCT established a separate company and wholly-owned subsidiary, SPT, to provide planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan. SPT now services substantially all of our end customers based in Taiwan, China and other Southeast Asia countries. Product shipped to SPT is accounted for as consigned inventory and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. We pay SPT a fee based on a percentage of revenue for each product sold through SPT to our end customers. The fee paid to SPT covers the cost of warehousing and insuring inventory and accounts receivable, personnel costs required to maintain logistics and information technology functions and the costs to perform billing and collection of accounts receivable. SPT receives extended payment terms and must pay us whether or not they have collected the accounts receivable.

In 2000, we acquired a 1% interest in KYE, a publicly held Taiwanese company, which is a production subcontractor, for approximately $4,574,000 in cash. During 2001, KYE completed an initial public offering on the Taiwan Stock Exchange. Accordingly, the investment has been included in long-term available-for-sale investments in the balance sheet as of December 31, 2001 and 2002. The investment was written down to $1.3 million during 2001, refer to Note 10 of these Notes to the Consolidated Financial Statements.

In 2000, we acquired a 3% interest in Powertech Technology, Inc., or PTI, a privately held Taiwanese company, which is a production subcontractor, for approximately $2,532,000 in cash. The investment is carried at cost.

In 2001, we acquired a 9% interest in Grace Semiconductor Manufacturing Corporation, or GSMC, a privately held Cayman Islands company with operations in China, which is a wafer foundry under construction, for approximately $50,000,000 in cash. Bing Yeh our president, CEO and Board Director also is a member of GSMC's board. This investment is carried at cost. We anticipate that GSMC will begin to manufacture some of our products during 2003.

Mr. Yasushi Chikagami, a member of our board of directors, is also a member of the board of directors of Ocean Automation Ltd. Ocean Automation Ltd. and certain of its affiliates, such as Ocean Contract Manufacturing Ltd, are our customers.

In 2002, we acquired a 6% interest in Insyde Software Corporation, or Insyde, a privately held Taiwanese company, for approximately $964,000 in cash. Bing Yeh our president, CEO and Board Director is also a member of Insyde's board of directors. As of December 31, 2002, the investment was carried at cost. In January 2003, Insyde completed an initial public offering on the Taiwan Stock Exchange. Accordingly, in 2003, we will record our Insyde investment based on the quoted market price as of our reporting date.

### 14. Employee Benefit Plans:

*Profit Sharing Plan:*

We have a Profit Sharing Plan under which employees may collectively earn up to 10% of our operating profit, provided that both net earnings before interest income (expense), net provision for (benefit from) income taxes and operating profit are greater than 10% of sales. For purposes of the Profit Sharing Plan, "operating profit" is net revenues less cost of revenues and less operating expenses. The sum paid to any particular employee as profit sharing is a function of the employee's length of service, performance and salary. We plan to pay profit sharing sums, when available, to employees twice a year. No profit sharing was paid in relation to 2001 or 2002. During 2000 profit sharing expenses of $14,876,000 were recorded.

*401(k) Plan:*

We have adopted the SST 401(k) Tax Sheltered Savings Plan and Trust (the Plan), as amended, which is intended to qualify under Section 401 of the Internal Revenue Code of 1986. The Plan covers essentially all employees. Each eligible employee may elect to contribute to the Plan, through payroll deductions, up to 15% of their compensation, subject to certain limitations. At our discretion, we may make additional contributions on behalf of employees. All employee contributions are 100% vested. During 2000, 2001 and 2002, we matched the first $1,000 of each employees' contribution, for a total of $326,000, $436,000 and $405,000, respectively.

---

SCHEDULE II

## SILICON STORAGE TECHNOLOGY, INC.
## VALUATION AND QUALIFYING ACCOUNTS
## (in thousands)

| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Write-off of Accounts /Other | Balance at End of Period |
|---|---|---|---|---|
| Year ended December 31, 2000 | | | | |
| Allowance for doubtful accounts | $ 535 | $ 477 | $ 229 | $ 783 |
| Allowance for sales returns | $ 41 | $ 8,166 | $ -- | $ 8,207 |
| Allowance for excess and obsolete inventories | $ 150 | $ 4,261 | $ 1,895 | $ 2,516 |
| Valuation allowance on deferred tax | $ 12,699 | $ (12,699) | $ -- | $ -- |
| Year ended December 31, 2001 | | | | |
| Allowance for doubtful accounts | $ 783 | $ 2,251 | $ 220 | $ 2,814 |
| Allowance for sales returns | $ 8,207 | $ 32,227 | $ 35,936 | $ 4,498 |
| Allowance for excess and obsolete inventories | $ 2,516 | $ 73,932 | $ 28,701 | $ 47,747 |
| Valuation allowance on deferred tax | $ -- | $ -- | $ -- | $ -- |
| Year ended December 31, 2002 | | | | |
| Allowance for doubtful accounts | $ 2,814 | $ 3,046 | $ 1,440 | $ 4,420 |
| Allowance for sales returns | $ 4,498 | $ 2,842 | $ 5,553 | $ 1,787 |
| Allowance for excess and obsolete inventories | $ 47,747 | $ 9,160 | $ 29,466 | $ 27,441 |
| Valuation allowance on deferred tax | $ -- | $ -- | $ -- | $ -- |

**Management**

Bing Yeh: President and CEO

Yaw Wen Hu: Sr. VP, Operations and Process Development

Derek Best: Sr. VP, Sales and Marketing

Michael Briner: Sr. VP, Application Specific Product Group

Isao Nojima: VP, Standard Memory Product Group

Paul Lui: VP, Special Product Group, and President of SST China

Jeffrey L. Garon: VP, Finance and Administration and CFO and Secretary

**Board of Directors**

Bing Yeh: President and CEO
Silicon Storage Technology, Inc.

Yaw Wen Hu: Sr. VP, Operations and Process Development
Silicon Storage Technology, Inc.

Tsuyoshi Taira: President
Tazan International, Inc.

Yasushi Chikagami: Chairman
Arise, Inc.

Ronald Chwang: President
Acer Technology Ventures Management, LLP

**Annual Meeting**

The annual meeting of shareholders will be held at:
Silicon Storage Technology, Inc.
1156 Sonora Court
Sunnyvale, California 94086
at 2:00 p.m., June 20, 2003

**Transfer Agent and Registrar**

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038

**Independent Accountants**

PricewaterhouseCoopers L.L.P.
Ten Almaden Blvd., Suite 1600
San Jose, CA 95113

**Corporate Counsel**

Cooley Godward L.L.P.
5 Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

**Stock Listing**

Silicon Storage Technology, Inc. common stock is traded on the NASDAQ National Market under the symbol SSTI.



**THINK BEYOND FLASH.**

**THINK SuperFlash.**




**Silicon Storage Technology, Inc.**
1171 Sonora Court • Sunnyvale • California 94086
Tel: 408-735-9110 • Fax: 408-735-9036
www.sst.com • www.SuperFlash.com